


MainStay
Suites

2007 ANNUAL REPORT



CHOICE HOTELS INTERNATIONAL™


Table OF CONTENTS



About CHOICE





CHOICE HOTELS INTERNATIONAL (NYSE: CHH) is one of the largest and most successful lodging companies in the world. Choice currently franchises more than 5,500 hotels, representing more than 450,000 rooms, in the United States and 37 countries and territories.

Choice Hotels International was founded as a marketing cooperative by a group of Florida motor court owners in 1941. Operating under the name Quality Courts United – the nation's first hotel chain – the owners sought to refer business to each other's hotels, as well as establish quality and service standards for their properties, in order to better meet the needs and expectations of their guests.

Over the years, more hotels joined the Quality Courts system, which had become an influential force in the lodging industry and had established a reputation for providing quality, affordable lodging in convenient and popular locations. The company established a rich history of innovation, as it was the first in the industry to require wall-to-wall carpeting; offer 24-hour desk service, in-room telephones, guaranteed reservations and 24-hour-a-day, toll-free reservations; segment brands; develop a global marketing and reservations system; and offer non-smoking rooms in every hotel.

In 1990, in order to better reflect its growing number of brands and its presence in other countries, the company changed its name to Choice Hotels International, and in 1996, Choice became a public company trading on the New York Stock Exchange under the symbol CHH. Choice is committed to serving the traveling public by offering high-standard accommodations at an affordable price and to delivering an outstanding return on investment for its hotel owners and shareholders.

The company's mission is to deliver a franchise success system of strong brands, exceptional services, vast consumer reach, and size, scale and distribution that delivers and satisfies guests and improves profits for our hotel owners.

Choice's brands, which include Comfort Inn, Comfort Suites, Quality, Sleep Inn, Clarion, Cambria Suites, MainStay Suites, Suburban Extended Stay Hotel, Econo Lodge and Rodeway Inn, are among the world's most recognized.

Ranging from limited-service to full-service hotels in the economy, mid-scale and upscale segments, Choice-branded properties provide business and leisure travelers with a range of high-quality, high-value lodging options throughout the world.

1939

Seven Southern motel owners create QUALITY COURTS, an informal group of motels that set quality standards with respect to physical facilities and operating practices.

1940

The average hotel industry room rate is $3.21.

1941

Members formally found QUALITY COURTS UNITED, INC., an association that would be comprised of independent owners, and set the criteria of membership, creating the country's first hotel chain.

1950

The average hotel industry room rate is $5.91.

The company's membership doubles to 126 members.

EARLY 1950S

QUALITY COURTS becomes the first to offer to the industry such innovations as wall-to-wall carpeting, daily change of linen, 24-hour desk service, and in-room telephones.



2007 *Financial* HIGHLIGHTS

COMPANY RESULTS	2007	2006	2005	2004	2003
total revenues	$615.5 million	$539.9 million	$472.1 million	$423.4 million	$380.4 million
net income	$111.3 million	$112.8 million	$87.6 million	$74.3 million	$71.9 million
diluted eps	$1.70	$1.68	$1.32	$1.08	$0.98
cash dividends declared per share	$0.64	$0.56	$0. 485	$0.425	$0.10
DOMESTIC FRANCHISE SYSTEM					
hotels open and operating	4,445	4,211	4,048	3,834	3,636
hotels under development	1,004	860	603	460	401
rooms open and operating	354,139	339,441	329,353	309,586	294,268
TOTAL FRANCHISE SYSTEM (domestic and international)					
hotels open and operating	5,570	5,376	5,210	4,977	4,810
hotels under development	1,093	930	687	569	491
rooms open and operating	452,027	437,385	427,056	403,806	388,618



$380.4
$423.4
$472.1
$539.9
$615.5
'03 '04 '05 '06 '07
REVENUES (millions)
$71.9
$74.3
$87.6
$112.8
$111.3
'03 '04 '05 '06 '07
NET INCOME (millions)
$0.98
$1.08
$1.32
$1.68
$1.70
'03 '04 '05 '06 '07
DILUTED EARNINGS PER SHARE
4,810
4,977
5,210
5,376
5,570
'03 '04 '05 '06 '07
HOTELS OPEN WORLDWIDE
491
569
687
930
1,093
'03 '04 '05 '06 '07
HOTELS UNDER DEVELOPMENT WORLDWIDE



Letter from THE VICE CHAIRMAN AND CEO

DEAR SHAREHOLDER,

I am very pleased to report to you that 2007 was another great year for Choice Hotels International. Our mix of ten well-positioned brands, coupled with a proven business model, enabled us to successfully execute our strategy of profitably growing our franchise system and domestic market share. Choice shareholders were beneficiaries of the company's strong financial performance in 2007, as we paid more than $40 million of cash dividends to shareholders and repurchased approximately 4.9 million shares of common stock under our share repurchase program.

For 2007, Choice's financial results were excellent, with total revenues increasing 14% and operating income increasing 11% to $615.5 million and $185.2 million, respectively, resulting in diluted earnings per share of $1.70.

We had another terrific year in franchise development, executing 770 new domestic hotel franchise contracts, a 7% increase over a very strong 2006. A well-positioned mix of brands suitable for new construction and conversion development opportunities and an ability to deliver our owners an exceptional return on investment continues to drive our growth.

Entering 2008, Choice has its largest domestic pipeline ever – 1,004 hotels representing over 79,000 rooms under construction, awaiting conversion, or approved for development. Due in part to our increased focus on hotel openings, domestic units online increased 5.6% for 2007. The Choice domestic system now stands at over 4,400 hotels open, representing nearly 355,000 rooms.

2007 was another year of growth for the hotel industry, and Choice owners were able to drive rate increases and offset industry-wide declines in occupancy, with a 4.0% increase in RevPAR, fueled by average daily rate gains of 4.9%.

To continue to grow both our business and our market share, our strategic focus in 2008 will be on increasing both our established and emerging brands, driving business to our properties, and achieving operational excellence in franchise operations and services. Our execution in these areas – and a continued company-wide focus on franchisee profitability and satisfaction – is expected to drive system growth and position us to continue to generate strong financial results.

1960
The average hotel industry room rate is $10.81.

1963
QUALITY COURTS goes from a non-profit organization to a for-profit corporation and changes its name to QUALITY COURTS MOTELS, INC.

1968
QUALITY COURTS headquarters are relocated from Daytona Beach, Florida, to Silver Spring, Maryland.

1969
QUALITY COURTS membership increases to more than 24,000 rooms, making it the largest association of independent motel operators in the world.

1970
The average hotel industry room rate is $19.83.

GROW OUR CORE BRANDS

Our operating philosophy is to remain focused on driving profitable unit growth for our seven established mid-scale and economy brands – Comfort Inn, Comfort Suites, Sleep Inn, Quality Inn, Clarion, Econo Lodge and Rodeway Inn. We are focused on growing our market share in the mid-scale without food and beverage, mid-scale with food and beverage, and economy markets.

Over the past five years, we have increased our domestic market share of branded hotels by nearly 300 basis points to 18% of the mid-scale and economy category, as measured by room supply in these segments[1]. Over this same period, Choice's domestic market share of hotels online has grown faster than any other major hotel company.

ACHIEVE GROWTH IN NEW MARKETS

2007 was a year of progress for our newest brands, the upscale Cambria Suites brand and Suburban Extended Stay Hotel in the extended stay market.

We opened our first four Cambria Suites hotels in 2007, and we have over 60 additional properties under contract in over 25 states and Canada. Developer interest remains strong due to the brand's key product differentiators, including an all-suite design and amenities that appeal to both business and leisure travelers. We anticipate opening another 10 Cambria Suites hotels in 2008.

In the extended stay market, our Suburban and MainStay Suites brands continue to expand nationally and internationally, with 2007 representing a year of substantial geographic growth. While these brands were historically concentrated in the Southeast, development agreements executed last year are taking these brands into Canada, up and down the West Coast, and across the central and mountain states.

Our international operations are profitable and growing. To continue on this track, we will focus on providing technology and distribution solutions that drive incremental revenue through our central reservations system, including the ongoing global expansion of our Choice Privileges rewards program. We continue to explore opportunities in our direct franchise markets that will help us strengthen brand recognition and business development.

The company is also working to leverage its capabilities, customers, and assets to create additional shareholder value. In 2007, we took advantage of our powerful reservations delivery system, forming an alliance with Outrigger Enterprises Group under which six Outrigger-managed and/or affiliated properties in Hawaii, a key destination for Choice consumers, are now marketed under our Clarion Collection brand. Our efforts on this front include exploring expanded product offerings, developing new business opportunities that target current unmet needs among guests and hotel owners, and evaluating potential investments in adjacent businesses.

DRIVE BUSINESS DELIVERY

Our robust marketing and distribution platform is cited by hotel owners as a primary reason for franchising Choice brands and has fueled our domestic unit growth. Continued growth of our marketing and reservations capabilities has enabled us to steer an increasing percentage of guests to our proprietary central reservations systems and strengthen awareness of our individual brands.

We have been very successful improving online market share and increasing our central reservations system contribution. In 2007, *choicehotels.com* finished the year ranked first among hotel companies in Web site visits[2]. The site's effectiveness was enhanced by a number of key initiatives, including the addition of a hotel comparison feature and an advanced mapping program.

In 2007, we introduced more single-brand and brand-family marketing messages to complement and augment our multi-brand marketing strategy. Brand-specific messaging has helped us to communicate new brand amenities and convey the personality of each brand. We are focusing our efforts in 2008 on balancing the cost-efficiency of our successful multi-brand marketing with the need for increased single-brand marketing and brand-family marketing. Our hybrid approach to marketing in 2008 will enable us to efficiently capitalize on Choice's size, scale and distribution to economically reach guests and help consumers better understand which Choice brand is right for each travel occasion.

We have substantially grown our Choice Privileges rewards program, which now has over 6 million members and contributed nearly $1 billion in revenue to our franchisees in 2007, up over 50% in two years. Choice Privileges members are our most loyal and contribute disproportionate revenue and bookings on central channels. In 2008 we expect to expand this program and generate more stays from our best guests by making elite level enhancements, creating new redemption options and continuing to expand the program globally.

FOOTNOTES
1. Smith Travel Research
2. Hitwise

1970

QUALITY COURTS establishes a European headquarters and establishes QUALITY MOTELS OF CANADA.

QUALITY COURTS begins offering 24-hour, toll-free central reservations.

1972

QUALITY COURTS changes its name to QUALITY INNS INTERNATIONAL to reflect its growing global presence.

The company's first European hotel, the Quality Motel in Ratigen, West Germany, opens.

1980

The average hotel industry room rate is $45.44.

QUALITY INNS INTERNATIONAL merges with Manor Care, Inc., a healthcare company.

1981

QUALITY segments into three distinctive chains: QUALITY ROYALE, QUALITY INN, and COMFORT INN.

First COMFORT INN hotel opens.

1983

The company develops Sunburst, the industry's first global marketing and reservations system.

Once we have driven guests to a Choice-brand hotel, we want to increase the likelihood consumers are satisfied with the experience. We will focus on helping our owners master the customer care basics and elevate our guest service operation to one that is positioned to take care of guests from check in to check out with best-in-class service.

ACHIEVE OPERATIONAL EXCELLENCE

With continued unit growth, Choice's franchise base gets larger and more diverse. To meet the distinctive needs of our franchisees, we are building deeper capabilities in franchise operations, shifting from a "one-size-fits-all" approach to a more of a "needs-based" model that provides services targeted to each owner's property-level needs.

We are also in the process of building deeper competencies in core processes inherent to the franchise lifecycle, including hotel openings, quality assurance reviews, standards, training, and brand initiative implementation. We will guide our hotel owners to the resources and systems that we have in place that can improve their unit profitability, including rate and revenue management tools and enhanced operations training.

Executing against our 2008 strategy will position us to continue our track record of robust unit and market share growth and outstanding financial results while simultaneously strengthening our powerful marketing and distribution platform.

We expect to continue to utilize the strong, predictable cash flows that our business generates to return excess capital to our shareholders, primarily through dividends and share repurchases. Through the end of 2007, the company has generated nearly $1 billion of free cash flow (operating cash flows less investing cash flows) since its first full year of franchise operations in 1998 and returned these cash flows to shareholders through a combination of share repurchases and dividends over the same period. While the level and direction of these activities has varied over time, both are core elements of our long-term approach to shareholder value creation.

In 2007, the Board of Directors elected to raise the annual dividend 13% to $0.17 per share per quarter. For the year ended December 31, 2007, the company repurchased approximately 4.9 million shares of its common stock at a total cost of $184 million under its share repurchase program. Since the company first authorized the share repurchase program in June 1998, it has repurchased 38.6 million shares of common stock for a total cost of $895.9 million under its share repurchase program. Considering the effect of a two-for-one stock split enacted in October 2005, the company has repurchased 71.5 million shares at an average price of $12.52 per share.

I would also like to thank the members of our Board of Directors for their continued guidance and support. The Board's contributions to the organization and its successes are significant. I would also like to welcome Dr. Scott Renschler to our Board of Directors, and I look forward to his contributions.

As I finish up a decade as Choice's chief executive officer, I am extremely proud of the growth of the organization over the last ten years. I continue to have the great pleasure to work with a group of dedicated associates around the globe whose passion is serving our hotel owners.

During my tenure at Choice, the organization has focused its efforts on building a collaborative relationship with our franchisees. Our unrelenting goal has been to maximize the success and profitability of each Choice owner by delivering business to their hotels and providing a wealth of value-added centralized services. This focus on the franchisee is the linchpin that has enabled us to build a successful and profitable business that has grown in a variety of economic and industry environments.

Our franchisee satisfaction ratings remain robust, with 85% of our owners giving us a high rating as a franchisor and a franchisee retention rate exceeding 96%. Satisfied customers make repeat purchases. The focus on franchisee return on investment and reservations delivery continues to fuel additional franchise sales and accelerate market share growth.

The combination of ten well-positioned and powerful brands; a leadership position in a growing, high-barrier-to-entry industry; proven business model; franchise development expertise; and strong owner relations positions us extremely well for continued profitable growth.

I thank you for your support of Choice Hotels International and I look forward to a great 2008.

CHARLES A. LEDSINGER, JR.
Vice Chairman and Chief Executive Officer

1984

First to offer non-smoking rooms in every hotel worldwide.

1986

Purchases rights to CLARION HOTEL name – all QUALITY ROYALE hotels become CLARION properties.

Launches the SLEEP INN brand.

Introduces COMFORT SUITES, an extension of COMFORT INN.

1987

QUALITY INNS INTERNATIONAL enters India.

1989

QUALITY INN becomes the world's third largest hotel chain by number of rooms.

1990

The average hotel industry room rate is $58.70.

QUALITY INNS INTERNATIONAL is renamed CHOICE HOTELS INTERNATIONAL.

CHOICE HOTELS adds the RODEWAY INN and ECONO LODGE brands to its system.

JANUARY

Choice unveils a new Triple Rewards promotion for its mid-scale brands, offering guests triple Choice Privileges points or airline rewards for stays at any participating hotel.

FEBRUARY

Choice reports full-year earnings for 2006, with diluted earnings per share up 27% over the prior year, and new domestic hotel franchise contracts up 13% to 720.

The company begins to offer an innovative, cost-saving insurance program for its franchisees, which includes property, workers compensation and general liability coverage.

The company extends through 2009 its alliance with the Ladies Professional Golf Association (LPGA) as its official hotel partner.

Choice Hotels is once again recognized by *Training Magazine* as one of the nation's top 125 training companies.

MARCH

The company announces that all domestic Comfort Suites hotels will become 100 percent smoke-free as of May 1, 2007. This move extends Choice Hotels' legacy as an industry pioneer in non-smoking accommodations, as in 1984 when Choice became the first hotel company to include non-smoking rooms in every one of its properties worldwide.

APRIL

First quarter earnings are reported, with total revenues up 6% over the prior year's first quarter.

The first Cambria Suites hotel opens in Boise, Idaho. The 119-suite Cambria Suites Boise Airport hotel is owned and operated by The Summit Group, Inc.

The company introduces a new promotion, "With Two Free Nights, How Will You Spend Your Days?" With this offer, travelers that sign up for the Choice Privileges Visa card get enough bonus points for two free nights at more than 1,000 hotels.

MAY

Choice Privileges is rolled out in Ireland, marking the first phase of its expansion outside North America. Later in the year, hotels in Mexico join the program.

Choice's 53rd Annual Convention is held in Orlando, Florida. The keynote speaker is longtime NBC News anchorman Tom Brokaw.

The Choice Privileges rewards program wins its first "Freddie Award," in which frequent travelers around the world vote on their favorite hotel, airline and credit card loyalty programs. Choice Privileges is recognized in the Best Award category for "the best overall award representing the best flexibility and value for its members."

The company introduces a new, more modern logo for its Econo Lodge brand, which is a culmination of a number of enhanced brand standards and guest satisfaction programs implemented to position the brand for long-term growth and success.

With the peak season for family travel approaching, the company launches its summer promotions, offering guests the opportunity to earn free $50 gas cards to stretch their travel dollars a bit further.

1993

The 1,000th COMFORT INN hotel opens.

1995

CHOICE launches *choicehotels.com*, the first Web site in the lodging industry to offer real-time access to a central reservation system.

1996

CHOICE is spun off from Manor Care as a separate publicly-traded company (NYSE: CHH).

CHOICE HOTELS enters the extended stay segment with MAINSTAY SUITES.

CHOICE enters the Brazilian market.

1998

Charles A. Ledsinger, Jr., is named president and chief executive officer of CHOICE HOTELS.

CHOICE launches its Choice Privileges rewards program.

2000

The average hotel industry room rate is $85.89.



JUNE

Destinations Magazine honors Choice as the hotel chain that is most accommodating to groups.

JULY

For the second quarter, the company reports diluted earnings per share growth of 19% and operating income up 12%.

Cambria Suites brand enters New York City with the execution of a franchise agreement for the 12-story, 300-suite Cambria Suites Brooklyn Bridge hotel, which is slated to open in late 2009.

AUGUST

Choice launches its ResPro call forwarding program, which allows hotels to transfer reservation inquiries to the company's customer care and reservations centers.

For its fall promotion, Choice returns to its popular "Stay Two Times, Earn a Free Night," campaign for its mid-market brands, where Choice Privileges rewards program members can earn a free night at over 1,000 hotels with just two separate stays.

The company announces it has entered into a ten-year master franchising agreement with Ireland-based Kasterlee Limited for the right to license and develop Choice's Clarion, Quality and Comfort brands in Ireland. Kasterlee previously operated Choice's brands in Ireland under an area representative agreement with the previous master franchisor.

SEPTEMBER

The company announces a 13% increase in its dividend for shareholders, going from $0.15 to $0.17 per share.

The Board of Directors authorizes an increase under the company's existing stock repurchase program to acquire up to an additional three million shares of its outstanding common stock.

Choice launches HospitalityCare, a health benefit insurance program designed exclusively for its franchisees and their part-time, hourly, and salaried workers.

For the second quarter in a row, *choicehotels.com* is the top all hotel-related online destination, according to Hitwise.

OCTOBER

Third quarter earnings are reported, with revenues increasing 17% and operating income up 14%.

The company announces the completion of the full deployment of ChoiceADVANTAGE, its proprietary Web-based hotel property management system, to all domestic Econo Lodge and Rodeway Inn brand hotels. ChoiceADVANTAGE is tightly integrated with the Choice central reservation system, helping maximize rate and occupancy yields for franchisees.

Choice's Clarion brand is ranked "Highest In Guest Satisfaction Among Mid-Scale Full-Service Hotel Chains" in the proprietary J.D. Power and Associates 2007 European Hotel Guest Satisfaction Index Study.

NOVEMBER

Choice Hotels and Winport Developments, Inc., announce the execution of a development agreement under which Winport will build a minimum of 25 MainStay Suites and Suburban Extended Stay Hotels in Canada.

Choice opens its fourth Cambria Suites hotel in Bloomington, Minnesota. The brand ends the year with hotels open in Bloomington; Boise, Idaho; Green Bay, Wisconsin; and Appleton, Wisconsin. As of December 31, an additional 65 hotels are under contract in the United States and Canada.

DECEMBER

The company hosts an Analyst and Investor Day in New York City.

Choice announces it has acquired the franchising operations in the United Kingdom from Real Hotel Group PLC, effective January 31, 2008.

The company announces that its Choice Privileges rewards program will include the Econo Lodge and Rodeway Inn hotel brands as of January 1, 2008. This adds more than 1,000 hotels to the Choice Privileges rewards program, which now is the rewards program for all ten Choice brands.

Clarion received the highest numerical score among mid-scale full service hotels in the proprietary J.D. Power and Associates 2007 European Hotel Guest Satisfaction Index Study.SM Study based on responses from 11,728 European guests who stayed at a hotel in Europe between June and September 2007, measuring 16 hotel chains. Proprietary study results are based on experiences and perceptions of consumers surveyed in August-September 2007. Your experiences may vary Visit *jdpower.com*

2003

CHOICE launches THE CLARION COLLECTION, a brand extension of the CLARION brand.

2005

CHOICE launches CAMBRIA SUITES brand.

CHOICE opens its 5,000th hotel, a COMFORT SUITES in Lake Geneva, Wisconsin.

CHOICE acquires SUBURBAN EXTENDED STAY HOTEL, an economy extended stay brand. CHOICE becomes largest franchisor in the economy extended stay market.

2006

Choice Privileges rewards program surpasses the 5,000,000-member mark.

CHOICE re-acquires the franchising operations for continental Europe.

2007

The first CAMBRIA SUITES hotel opens in Boise, Idaho.



CAMBRIA SUITES

Cambria Suites hotels are designed for guests who want to take their lifestyle with them when traveling and feature suites that are 25 percent larger than standard hotel rooms.

HOTELS OPEN: 4 DOMESTIC



COMFORT INN

Choice's flagship brand, Comfort Inn is the mid-priced hotel brand with warm and welcoming service and amenities that make you feel at ease.

HOTELS OPEN: 1,434 DOMESTIC, 542 INTERNATIONAL



COMFORT SUITES

The mid-priced hotel that offers more space for working and relaxing, allowing you to feel more organized, productive and in control during your trip.

HOTELS OPEN: 481 DOMESTIC, 10 INTERNATIONAL



QUALITY

One of the hotel industry's oldest brands, Quality Inn is the mid-priced hotel that consistently provides guest essentials in a helpful, accommodating environment where you feel satisfied.

HOTELS OPEN: 828 DOMESTIC, 382 INTERNATIONAL



SLEEP INN

The mid-priced hotel that offers a consistent environment with just the right amenities at an exceptional value, so you feel proud about your choice of hotel.

HOTELS OPEN: 346 DOMESTIC, 24 INTERNATIONAL



CLARION

Clarion is the unpretentious full-service hotel that offers a distinctive experience for the sensible traveler.

HOTELS OPEN: 167 DOMESTIC, 115 INTERNATIONAL


MainStay
Suites
MainStay
Suites

MAINSTAY SUITES

A mid-priced extended stay brand, MainStay Suites hotels provide residential style amenities and affordable rates with both large rooms and studios.

HOTELS OPEN: 30 DOMESTIC



SUBURBAN

Choice's economy extended stay brand, Suburban hotels provide guests a great value over a longer stay.

HOTELS OPEN: 54 DOMESTIC



ECONO LODGE

Econo Lodge hotels provide a great stay and a great value for business and leisure travelers.

HOTELS OPEN: 825 DOMESTIC, 45 INTERNATIONAL



RODEWAY INN

You'll find attractive accommodations at a great price when you book a room at any Rodeway Inn hotel.

HOTELS OPEN: 276 DOMESTIC, 6 INTERNATIONAL

The graph below compares the cumulative 5-year total return of holders of Choice Hotels International, Inc.'s common stock with the cumulative total returns of the NYSE Composite Index and the S & P Hotels, Resorts & Cruise Lines Index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes (with the reinvestment of all dividends) from December 31, 2002, to December 31, 2007.

COMPARISON OF FIVE-YEAR CUMULATIVE RETURNS

Among Choice Hotels International, Inc., the NYSE Composite Index and the S & P Hotels, Resorts & Cruise Lines Index


$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
12/02
12/03
12/04
12/05
12/06
12/07
CHOICE HOTELS INTERNATIONAL, INC.
S & P HOTELS, RESORTS & CRUISE LINES
NYSE COMPOSITE
* $100 invested on 12/31/02 in stock or index – including reinvestment of dividends. Fiscal year ending December 31, 2007.

	12/02	12/03	12/04	12/05	12/06	12/07
CHOICE HOTELS INTERNATIONAL, INC.	$100.00	$155.49	$260.03	$380.13	$387.72	$310.65
S & P HOTELS, RESORTS & CRUISE LINES	$100.00	$152.10	$221.50	$224.89	$257.74	$225.74
NYSE COMPOSITE	$100.00	$131.73	$151.43	$165.62	$199.52	$217.21

The following is an excerpt from Choice Hotels International, Inc. Form 10-K filed with the Securities and Exchange Commissions ("SEC") on February, 29, 2008. Throughout this report, we refer to Choice Hotels International, Inc., together with its subsidiaries as "we", "us" or "the Company".

Certain matters discussed in this report constitute forward-looking statements within the meaning of the federal securities law. Generally, our use of words such as "expect," "estimate," "believe," "anticipate," "will," "forecast," "plan," project," "assume" or similar words of futurity identify statements that are forward-looking and that we intend to be included within the Safe Harbor protections provided by Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are based on management's current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to management. Such statements may relate to projections for the Company's revenue, earnings and other financial and operational measures, Company debt levels, payment of stock dividends, and future operations. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this report. Forward-looking statements do not guarantee future performance and involve known and unknown risks, uncertainties and other factors.

Several factors could cause actual results, performance or achievements of the Company to differ materially from those expressed in or contemplated by the forward-looking statements. Such risks include, but are not limited to, changes to general, domestic and foreign economic conditions; operating risks common in the lodging and franchising industries; changes to the desirability of our brands as viewed by hotel operators and customers; changes to the terms or termination of our contracts with franchisees; our ability to keep pace with improvements in technology utilized for reservations systems and other operating systems; fluctuations in the supply and demand for hotels rooms; and our ability to manage effectively our indebtedness. These and other risk factors are discussed in detail in Item 1A "Risk Factors" in our Form 10-K filed February 29, 2008. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Business.

Overview

Choice Hotels International, Inc. and subsidiaries is one of the largest hotel franchisors in the world with 5,570 hotels open and 1,093 hotels under development as of December 31, 2007, representing 452,027 rooms open and 87,982 rooms under development in 49 states, the District of Columbia and 39 countries and territories outside the United States. Choice franchises lodging properties under the following proprietary brand names: Comfort Inn®, Comfort Suites®, Quality®, Clarion®, Sleep Inn®, Econo Lodge®, Rodeway Inn® , MainStay Suites®, Suburban Extended Stay Hotel®, Cambria Suites® and Flag Hotels® (collectively, the "Choice brands"). We operate in a single reportable segment encompassing our franchising business.

The Company conducts its international franchise operations through a combination of direct franchising and master franchising relationships which allow the use of our brands by third parties in foreign countries. The Company has made equity investments in certain non-domestic lodging franchise companies that conduct franchise operations for the Company's brands under master franchising relationships. As a result of our use of master franchising relationships and international market conditions, total revenues from international franchising operations comprised only 7% and 6% of our total revenues in 2007 and 2006, respectively while representing approximately 20% and 22% of our franchise system hotels open at December 31, 2007 and 2006, respectively.

Our direct lodging property real estate exposure is limited to three company-owned MainStay Suites hotels.

With a focus on hotel franchising instead of ownership, we benefit from the economies of scale inherent in the franchising business. The fee and cost structure of our business provides opportunities to improve operating results by increasing the number of franchised hotel rooms and effective royalty rates of our franchise contracts resulting in increased initial fee revenue, ongoing royalty fees and brand solutions revenues. In addition, our operating results can also be improved through our company wide efforts directed towards improving the property level performance of our franchisees. We also collect marketing and reservation fees to support centralized marketing and reservation activities for the franchise system. As a lodging franchisor, Choice has relatively low capital expenditure requirements.

Our capital allocation decisions, including capital structure and uses of capital, are intended to maximize our return on invested capital and create value for our shareholders. We believe our strong and predictable cash flows create a strong financial position that provides us a competitive advantage. Currently, our business does not require significant capital to operate and grow. Therefore, we can maintain a capital structure that generates high financial returns and use our excess cash flow to increase returns to our shareholders. Historically, we have returned value to our shareholders in two primary ways: share repurchases and dividends. In 1998, we instituted a share repurchase program which has generated substantial value for our shareholders. Through December 31, 2007, we have repurchased 38.6 million shares (including 33.0 million prior to the two-for-one stock split effected in October 2005) of common stock at a total cost of $895.9 million since the program's inception. Considering the effect of the two-for-one stock split, the Company has repurchased 71.5 million shares at an average price of $12.52 per share. Our cash flows from operations support our ability to complete the repurchase of approximately 3.2 million shares remaining as of December 31, 2007 under the current authorization of our board of directors. Subject to market and other conditions and upon completion of the current authorization, our board of directors will evaluate the propriety of additional share repurchases. In 2007, we paid cash dividends totaling approximately $40.1 million and we presently expect to continue to pay dividends in the future. Based on our present dividend rate and outstanding share count, aggregate annual dividends for 2008 would be approximately $42.0 million.

The principal factors that affect the Company's results are: the number and relative mix of franchised hotel rooms; growth in the number of hotel rooms under franchise; occupancy and room rates achieved by the hotels under franchise; the effective royalty rate achieved; and our ability to manage costs. The number of rooms at franchised properties and occupancy and room rates at those properties significantly affect the Company's results because our fees are based upon room revenues at franchised hotels. The key industry standard for measuring hotel-operating performance is revenue per available room ("RevPAR"), which is calculated by multiplying the percentage of occupied rooms by the average daily room rate realized. Our variable overhead costs associated with franchise system growth have historically been less than incremental royalty fees generated from new franchises. Accordingly, we expect that continued growth of our franchise business will enable us to realize benefits from the operating leverage in place and improve operating results.

The Lodging Industry[1]

Companies participating in the lodging industry primarily do so through a combination of one or more of the three primary lodging industry activities: ownership, franchising and management. A company's relative reliance on each of these activities determines which drivers most influence its profitability.

- Ownership requires a substantial capital commitment and involves the most risk but offers high returns due to the owner's ability to influence margins by driving RevPAR and managing operating expenses. The ownership model has a high fixed-cost structure that results in a high degree of financial leverage. As a result, profits escalate rapidly in a lodging up-cycle but erode quickly in a downturn as costs rarely fall as fast as revenue. Profits from an ownership model increase at a greater rate from RevPAR growth attributable to average daily rate ("ADR") growth, than from occupancy gains since there are more incremental costs associated with higher guest volumes compared to higher pricing.
- Franchisors license their brands to a hotel owner, giving the hotel the right to use the brand name, logo, operating practices, and reservations systems in exchange for a fee and an agreement to operate the hotel in accordance with the brand standards. Under a typical franchise agreement, the hotel pays the franchisor an initial fee, a percentage-of-revenue royalty fee and a marketing/reservation reimbursement. A franchisor's revenues are dependent on the number of rooms in its system and the top-line performance of those hotels. Earnings drivers include RevPAR increases, unit growth and effective royalty rate improvement. Franchisors enjoy significant operating leverage in their business model since it costs little to add a new hotel franchise to an existing system. Franchisors normally benefit from higher industry supply growth, because the benefits of unit growth usually outweigh lower RevPAR resulting from excess supply. As a result, franchisors benefit from both RevPAR growth and supply increases which aids in reducing the impact of lodging industry economic cycles.
- Management companies operate hotels for owners that do not have the expertise and/or the desire to self-manage. These companies collect management fees predominately based on revenues earned and/or profits generated. Similar to franchising activities, the key drivers of revenue based management fees are RevPAR and unit growth and similar to ownership activities, profit based fees are driven by improved hotel margins and RevPAR growth.

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(1) Certain industry statistics included in this section, such as the number of hotel rooms, number of affiliated and non-affiliated rooms, US Lodging Industry Trends From 1997 – 2007, etc. were obtained from Smith Travel Research.

The lodging industry has historically experienced economic cycles reflected in positive and negative operating performance for various periods of time.

Positive cycles are characterized as periods of sustained occupancy growth. These cycles usually continue until the economy sustains a prolonged downturn, excess supply conditions exist or some external factor occurs such as war, terrorism or natural resource shortages. Recovery in the industry usually begins with an increase in occupancy followed by hoteliers increasing their room rates. As demand begins to exceed room supply, occupancies and rates continue to improve. These pressures result in increased hotel development.

The hotel industry posted positive and consistent RevPAR growth from the mid-1990's until 2000 as the industry was able to increase its ADR at a pace faster than the increase in the Consumer Price Index ("CPI"), a common measure of inflation published by the US Department of Labor. However, due to the economic recession, which began to affect the lodging industry during 2001, coupled with the terrorist attacks of September 11, 2001, industry profits and RevPAR declined between 2001 and 2003. Nonetheless, the industry remained profitable through this period.

In 2004, the resumption of economic growth increased lodging demand and occupancy rates. This coupled with the relatively slow growth in hotel supply, allowed hotels to aggressively raise room rates during 2004 and each year thereafter. Occupancy rates continued to increase until 2007 when they declined slightly from 63.4% in 2006 to 63.2% as the number of rooms entering the system increased by the largest number since 2001.

Hotel room supply growth is cyclical as hotel construction responds to interest rates, construction and material supply conditions, capital availability and industry fundamentals. Historically, the industry added hotel rooms to its inventory through new construction due largely to a favorable lending environment that encouraged hotel development. This resulted in an over supply of rooms which, coupled with the decrease in industry performance between 2001 and 2003, led to reduced hotel development since that time.

During 2006, year-over-year new hotel construction increased for the first time since 1999 with 73,308 rooms added to the industry and again in 2007 with an additional 94,541 rooms. However, the volume of new room additions still lags the pre-2001 economic recession levels.

The following chart demonstrates these trends:

US Lodging Industry Trends — 1997 - 2007

Year	Occupancy Rates	Average Daily Room Rates (ADR)	Increase in ADR Versus Prior Year	Increase in CPI Versus Prior Year	Revenue Per Available Room (RevPAR)	Profits (in billions)	New Rooms Added (Gross)
1997	64.5%	$ 75.16	6.1%	1.9%	$ 48.50	$ 17.0	128,000
1998	64.0%	$ 78.62	4.6%	2.3%	$ 50.29	$ 22.0	143,000
1999	63.3%	$ 81.27	3.4%	2.7%	$ 51.44	$ 23.0	143,148
2000	63.5%	$ 85.24	4.9%	3.4%	$ 54.13	$ 24.0	121,476
2001	60.1%	$ 84.85	-0.5%	2.9%	$ 50.99	$ 16.7	101,279
2002	59.2%	$ 83.15	-2.0%	1.6%	$ 49.22	$ 16.1	86,366
2003	59.1%	$ 83.19	0.1%	2.3%	$ 49.20	$ 15.0	65,876
2004	61.3%	$ 86.41	3.9%	2.7%	$ 52.93	$ 17.0	55,245
2005	63.1%	$ 90.84	5.1%	3.4%	$ 57.34	$ 21.0	65,900
2006	63.4%	$ 97.31	7.1%	3.2%	$ 61.69	$ 26.3	73,308
2007	63.2%	$103.64	6.5%	2.8%	$ 65.50	$ 26.9	94,541

As a franchisor, we are well positioned in any stage of the lodging cycle. We benefit from both the RevPAR gains typically experienced in the early stage of recovery, as our revenues are based on our franchisees' gross room revenues, and the supply growth normally occurring in the later stages as we increase our portfolio size.

During lodging cycle downturns, we benefit from the conversion of independent and other hotel chain affiliates into our system in an effort to improve their performance.

Hotels are broadly segmented into two categories: full-service and limited service. Full-service hotels generally offer food and beverage (F&B) facilities and/or meeting facilities. Limited-service hotels, usually offer only rooms, although some offer modest F&B facilities such as breakfast buffets and/or small meeting rooms. Full-service hotels are generally larger, command higher room rates, and generate higher profits, although overall operating margins are normally lower because F&B is a lower-margin business.

The lodging industry can be further divided into chain scale segments or groupings of generally competitive brands as follows:

Chain Scale	Brand Examples	Room Count	% of Total	Avg. Hotel Room Size
Luxury	Four Seasons, Ritz Carlton	80,514	1.8%	310
Upper Upscale	Marriott, Hilton, Sheraton	555,408	12.2%	380
Upscale	Hilton Garden Inn, Courtyard, Residence Inn	427,696	9.4%	151
Midscale w/ F&B	Quality, Clarion, Holiday Inn, Best Western, Ramada	519,500	11.5%	116
Sub-Total Full Service		**1,583,118**	**34.9%**	**176**
Midscale w/o F&B	Comfort, La Quinta, Baymont Inn, Hampton Inn	723,567	15.9%	87
Economy	Econo Lodge, Days Inn, Super 8, Red Roof Inn	752,893	16.6%	77
Sub-Total Limited Service		**1,476,460**	**32.5%**	**82**
Independents		1,480,632	32.6%	66
Total All Hotels		**4,540,210**	**100%**	**92**

Source: Smith Travel Research (December 2007)

According to Smith Travel Research, Choice branded system-wide market share as of December 31, 2007 in the United States has increased 133 basis points to 7.8% of total industry rooms since 2002. The total number of domestic hotel rooms has increased at an annual rate of less than 1% per annum during these same 5 years.

Independent operators of hotels not owned or managed by major lodging companies have increasingly joined national hotel franchise chains as a means of remaining competitive with hotels owned by or affiliated with national lodging companies. Over the past 17 years, the industry has seen a significant movement of hotels from independent to chain affiliation, with affiliated hotels increasing from 46% of the market in 1990 to 67% of the market in 2007. Because a significant portion of the costs of owning and operating a hotel are generally fixed, increases in revenues generated by affiliation with a franchise lodging chain can improve a hotel's financial performance.

The large franchise lodging chains, including us, generally provide a number of services to hotel operators to improve the financial performance of their properties including central reservation systems, marketing and advertising programs, direct sales programs, training and education programs, property systems revenue enhancement services and relationships with vendors to streamline purchasing processes and make lower cost products available. We believe that national franchise chains with a large number of hotels enjoy greater brand awareness among potential guests than those with fewer hotels, and that greater brand awareness can increase the desirability of a hotel to its potential guests.

We believe that hotel operators choose lodging franchisors based primarily on the perceived value and quality of each franchisor's brand and its services, and the extent to which affiliation with that franchisor may increase the hotel operator profitability.

Choice's Franchising Business

Choice operates primarily as a hotel franchisor offering 10 brands. Our Clarion and Quality brands compete primarily in the full service midscale with food and beverage segment; our Comfort Inn, Comfort Suites, and Sleep Inn brands compete primarily in the limited service midscale without food & beverage segment; MainStay Suites and Suburban Extended Stay Hotel compete primarily in the extended stay segment and our Econo Lodge and Rodeway Inn brands compete primarily in the economy segment. As a result of our acquisition of Suburban Franchise Holding Company, Inc., the Suburban Extended Stay Hotel brand was added to our portfolio on September 28, 2005. In January 2005, we introduced a new brand, Cambria Suites, which competes in the upscale segment. This newly created brand opened its first hotel during 2007.

Economics of Franchising Business. The fee and cost structure of our business provides opportunities for us to improve operating results by increasing the number of franchised hotel rooms, improving RevPAR performance and increasing the effective royalty rates of our franchise contracts. As a hotel franchisor, we derive our revenue primarily from various franchise fees. Our franchise fees consist primarily of an initial fee and ongoing royalty, marketing and reservation fees that are typically based on a percentage of the franchised hotel's gross room revenues. The initial fee and on-going royalty portion of the franchise fees are intended to cover our operating expenses, such as expenses incurred in business development, quality assurance, administrative support and other franchise services and to provide us with operating profits. The marketing and reservation fees are used exclusively for the expenses associated with marketing and media advertising and providing such franchise services as the central reservation system.

Our fee stream depends on the number of rooms in our system, the gross room revenues generated by our franchisees and effective royalty rates under our franchise contracts. We enjoy significant operating leverage since the variable operating costs associated with our franchise system growth have historically been less than incremental royalty fees generated from new franchisees. Our business is well positioned in the lodging industry since we benefit from both RevPAR growth and new hotel construction.

Our various brand offerings position us well within the lodging industry. Our Cambria Suites, Comfort Inn, Comfort Suites, Sleep Inn, Suburban Extended Stay Hotel and MainStay Suites are primarily new build brands which offer hotel developers an array of choices in the upscale, midscale and extended stay segments during periods of supply growth, while our Clarion, Quality, Econo Lodge and Rodeway Inn brands offer conversion opportunities to independent operators and non-Choice affiliated hotels who desire to affiliate with our brands and take advantage of the services we have to offer.

Strategy. Our mission is a commitment to franchisee profitability by providing our franchisees with hotel franchises that strive to generate the highest return on investment of any hotel franchise. Our business strategy is to create franchise system growth by leveraging Choice's large and well-known hotel brands, franchise sales capabilities, effective marketing and reservation delivery efforts, RevPAR enhancing services and technology, and financial strength created by our significant free cash flow. We believe our brands' growth will be driven by our ability to create a compelling return on investment for franchisees. Our strategic objective is to improve our franchisee's profitability by providing services, which increase business delivery, reduce hotel operating and development costs, and/or improve guest satisfaction. Specific elements of our strategy include: building strong brands, delivering exceptional services, reaching more consumers and leveraging size, scale and distribution that reduce costs for hotel owners.

Building Strong Brands. Each of our brands has particular attributes and strengths, including awareness with both consumers and developers. Our strategy is to utilize the strengths of each brand for room growth, RevPAR gains and royalty rate improvement that create revenue growth. We believe brand consistency, quality and guest satisfaction are critical in improving brand performance and building strong brands.

We have multiple brands that are positioned to meet the needs of many types of guests, and can be developed at various price points and applied to both new and existing hotels. This flexibility ensures that we have brands suitable for creating room growth in various types of markets, with various types of customers, and during both industry contraction and growth cycles. During times of lower industry supply growth and tighter capital markets, we can target conversions of existing non-Choice affiliated hotels seeking the awareness and proven performance provided by our brands. During periods of strong industry supply growth, we expect a greater portion of our room growth to come from our new construction brands. We believe that a large number of markets can still support our hotel brands, and that the growth potential for our brands, as well as new brands we may yet introduce, remains strong.

We believe each of our brands appeals to targeted hotel owners and guests because of unique brand standards, service levels and pricing.

Delivering Exceptional Services. We provide a combination of services and technological products to help our franchisees improve performance. We have 66 field services staff members located nationwide that help franchisees improve RevPAR performance and guest satisfaction. In addition, we provide our franchisees with technology products designed to improve property level performance. These services and products promote revenue gains for franchisees and translate into both higher royalties for the Company and improved returns for owners, leading to further room growth by making our brands attractive to franchisees. We develop our services based on customer needs and focus on activities that generate high return on investment for our customers.

Reaching More Consumers. We believe hotel owners value the large volume of guests we deliver through corporate and brand marketing, reservation systems, key account sales, and the Company's principal loyalty program, Choice Privileges®. Our strategy is to maximize the effectiveness of these activities in delivering both leisure and business travelers to Choice-branded hotels.

The Company will continue to increase awareness of its brands through its multi-branded national marketing campaign which features re-imaged signs, our "We'll See You There" tagline and our loyalty program promotions. This campaign is intended to generate the most compelling message in the midscale and economy segments and utilize our significant size to create even greater awareness for our brands. Local and regional co-op marketing campaigns will continue to leverage the national marketing programs to drive business to our properties at a local level. We expect our efforts at marketing directly to guests will continue to be enhanced through the use of our customer relationship management technology. Our continued focus on overall brand quality coupled with our marketing initiatives is designed to stimulate room demand for our franchised hotels through improved guest awareness and satisfaction.

Our central reservations system is a critical technology used to deliver guests to our franchisees through multiple channels, including our call centers and proprietary websites, and global distribution systems (e.g., SABRE, Amadeus, and internet distribution sites). We believe our well-known brands, combined with our relationships with many internet distribution web sites benefits our franchisees, by facilitating increased rate and reservations delivery, and reducing costs and operational complexity.

Leveraging Size, Scale and Distribution. We continually focus on identifying methods for utilizing the significant number of hotels in our system to reduce costs and increase returns for our franchisees. For example, we create relationships with vendors to: (i) make low-cost products available to our franchisees; (ii) streamline the purchasing process; and (iii) maintain brand standards and consistency. We plan to expand this business and identify new methods for decreasing hotel-operating costs by increasing penetration internally and enhancing our existing vendor relationships and/or creating new vendor relationships. We believe our efforts to leverage the Company's size, scale and distribution benefit the Company by enhancing brand quality and consistency, improving our franchisees returns and satisfaction, and creating brand solutions revenues.

Franchise System

Our franchises operate domestically under one of ten Choice brand names: Comfort Inn, Comfort Suites, Cambria Suites, Quality, Clarion, Sleep Inn, Econo Lodge, Rodeway Inn, MainStay Suites and Suburban Extended Stay Hotel. The following table presents key statistics related to our domestic franchise system over the five years ended December 31, 2007.

COMBINED DOMESTIC FRANCHISE SYSTEM

	As of and For the Year Ended December 31,				
	2003	2004	2005	2006	2007
Number of properties, end of period	3,636	3,834	4,048	4,211	4,445
Number of rooms, end of period	294,268	309,586	329,353	339,441	354,139
Royalty fees ($000)	$ 141,150	$ 155,915	$ 175,588	$ 194,333	$ 212,519
Average royalty rate	4.01%	4.04%	4.08%	4.09%	4.14%
Average occupancy percentage[(1),(3)]	54.7%	56.6%	57.6%	58.4%	57.9%
Average daily room rate (ADR)[(1),(3)]	$ 62.53	$ 63.56	$ 66.24	$ 68.71	$ 72.07
Revenue per available room (RevPAR)[(1),(2),(3)]	$ 34.21	$ 35.95	$ 38.15	$ 40.13	$ 41.75

(1) Suburban Extended Stay Hotel was acquired on September 28, 2005. Statistics for average occupancy percentage, ADR and RevPAR for the year ended December 31, 2005 and prior years have been excluded since comparable pre-acquisition data is not available.

(2) The Company calculates RevPAR based on information reported to the Company on a timely basis by franchisees.

(3) Amounts for 2007 exclude results from Cambria Suites properties opening during the year.

The Company conducts its international franchise operations through a combination of direct franchising and master franchising relationships which allow the use of our brands by third parties in foreign countries. The Company has made equity investments in certain non-domestic lodging franchise companies that conduct franchise operations for the Company's brands under master franchising relationships. As a result of our use of master franchising relationships and international market conditions, total revenues from international franchising operations comprised only 7% and 6% of our total revenues in 2007 and 2006, respectively while representing approximately 20% and 22% of our franchise system hotels open at December 31, 2007 and 2006, respectively. Consequently, our description of our franchise system is primarily focused on the domestic operations. Currently, no individual franchisee or international master franchisee accounts for more than 2% of Choice's royalty revenues or total revenues.

Brand Positioning

Our brands offer consumers and developers a wide range of choices from economy hotels to lower upscale, full service properties. Our domestic brands are as follows:

Cambria Suites: Cambria Suites is an upscale select service hotel chain with an upscale image and distinctive styling. Cambria offers well-appointed suites that emulate the "best of a modern home." In-room amenities include luxury bedding, stereo with CD player, cordless phone and mini-refrigerator with microwave. Principal competitor brands include Marriott Courtyard and Hilton Garden Inn. The Cambria Suites brand was launched in January 2005 and the first properties opened during 2007.

Comfort Inn: Comfort Inn hotels operate in the mid-scale without food and beverage category. One of the original brands in the limited service category, Comfort has built a reputation for consistent high-value accommodations for both business and leisure travelers. Principal competitor brands include Holiday Inn Express, Fairfield Inn and Country Inn & Suites.

Comfort Suites: Comfort Suites hotels operate in the upper portion of the mid-scale without food and beverage category. Established in 1986 as an extension of the highly regarded Comfort Inn brand, Comfort Suites feature oversized, comfortable rooms at mid-priced rates. The brand competes with Hampton Inn, Holiday Inn Express, Fairfield Inn and Country Inn & Suites.

Sleep Inn: Sleep Inn is a new construction brand that operates in the mid-scale without food & beverage category. Sleep delivers one of the most consistent product offerings in the category, which targets both business and leisure travelers. Sleep competes with Baymont, Amerihost, La Quinta and Fairfield Inn.

Quality: Quality Inn hotels offer efficient and personable service and clean accommodations in the mid-scale category. Amenities and services typically include complimentary continental breakfast, "Quality Sleeper" by Serta mattresses, swimming pools and/or exercise rooms, free USA today or Wall Street Journal newspaper and meeting or event space. Principal competitor brands include Best Western, Ramada, Howard Johnson and Holiday Inn.

Clarion: Clarion hotels are full-service hotels competing in the mid-scale hotel category. The brand offers upscale lodging at an affordable price. Providing a full spectrum of superior facilities and amenities, which include restaurant, conference or banquet facilities, 24-hour business center, swimming pool or exercise room, guest laundry, room service and bell service. Principal competitor brands include Sheraton Four Points, Holiday Inn Select, Radisson and Doubletree.

MainStay Suites: MainStay Suites hotels compete in the mid-scale extended stay category. Complete with a residential feel and value-added amenities, the MainStay brand is designed as a more practical lodging option for guests whose stays are longer than a few nights. Typically, longer hotel stays involve relocation, training, or temporary job assignments. All MainStay guests suites feature fully equipped kitchens with a two-burner range, dishes, utensils, dishwasher, sink with disposal, microwave, and full size refrigerator. All suites include a sleeper sofa, comfortable work area with ergonomic chair and large walk-in closets. MainStay competes directly with Studio Plus, TownePlace Suites, Sierra Suites, and Candlewood Suites.

Suburban Extended Stay Hotel: Suburban Extended Stay Hotel suites are built with today's value-conscious extended stay guest in mind. All suites provide full kitchens, internet connections, and access to on-site laundry facilities. Suburban's "just what you need" philosophy matches attractive weekly pricing with weekly housekeeping to provide extended stay guests with the all-suite accommodations they want without the cost of services they do not need. Principal competitor brands include Intown Suites and Sun Suites.

Econo Lodge: Econo Lodge is a leading economy category chain, which offers clean, attractive lodging for value-oriented travelers. Breakfast by Econo Lodge, free local calls, and free premium channels are just some of the amenities that position Econo Lodge as a great value in the economy category. Principal competitor brands are Days Inn, Super 8, Motel 6, and Travelodge.

Rodeway Inn: Rodeway Inn is a leading budget category chain, which offers clean, affordable lodging for savings-oriented travelers. With Always Fresh...Rodeway® breakfast and a free newspaper, Rodeway is well positioned to offer savings for the budget-minded traveler. Principal competitor brands are Best Value Inn, Knights Inn and Budget Host.

The following table presents key statistics related to the domestic system for our brands over the five years ended December 31, 2007.

	As of and For the Year Ended December 31,				
	2003	2004	2005	2006	2007
COMFORT DOMESTIC SYSTEM					
Number of properties, end of period	1,783	1,821	1,839	1,848	1,915
Number of rooms, end of period	140,416	143,007	143,849	144,853	149,400
Royalty fees ($000)	$ 85,998	$ 94,801	$ 106,603	$ 116,832	$ 126,906
Average occupancy percentage	58.8%	60.9%	62.7%	63.9%	63.7%
Average daily room rate (ADR)	$ 65.92	$ 67.34	$ 70.85	$ 75.46	$ 79.68
RevPAR	$ 38.79	$ 41.04	$ 44.40	$ 48.25	$ 50.76
QUALITY DOMESTIC SYSTEM					
Number of properties, end of period	508	576	660	736	828
Number of rooms, end of period	52,766	58,785	66,316	72,054	79,276
Royalty fees ($000)	$ 20,221	$ 22,821	$ 25,855	$ 29,220	$ 34,310
Average occupancy percentage	51.6%	54.1%	54.6%	55.3%	54.2%
Average daily room rate (ADR)	$ 64.19	$ 63.62	$ 64.86	$ 66.89	$ 70.30
RevPAR	$ 33.14	$ 34.41	$ 35.41	$ 37.01	$ 38.09
CLARION DOMESTIC SYSTEM					
Number of properties, end of period	138	158	153	162	167
Number of rooms, end of period	20,737	23,652	23,554	23,945	23,319
Royalty fees ($000)	$ 7,534	$ 8,375	$ 9,385	$ 9,531	$ 10,388
Average occupancy percentage	49.2%	51.1%	52.5%	51.2%	51.7%
Average daily room rate (ADR)	$ 72.27	$ 72.37	$ 74.62	$ 78.98	$ 80.86
RevPAR	$ 35.55	$ 36.97	$ 39.15	$ 40.41	$ 41.79
SLEEP DOMESTIC SYSTEM					
Number of properties, end of period	309	311	319	327	346
Number of rooms, end of period	23,678	23,766	24,205	24,575	25,728
Royalty fees ($000)	$ 10,856	$ 12,387	$ 13,862	$ 15,384	$ 16,605
Average occupancy percentage	57.5%	59.5%	61.0%	62.4%	62.5%
Average daily room rate (ADR)	$ 58.01	$ 59.50	$ 62.52	$ 66.44	$ 69.67
RevPAR	$ 33.33	$ 35.42	$ 38.16	$ 41.43	$ 43.52
MAINSTAY DOMESTIC SYSTEM					
Number of properties, end of period	26	27	27	29	30
Number of rooms, end of period	2,063	2,150	2,047	2,183	2,258
Royalty fees ($000)	$ 980	$ 1,163	$ 1,375	$ 1,459	$ 1,603
Average occupancy percentage	62.9%	62.2%	65.7%	69.4%	68.5%
Average daily room rate (ADR)	$ 61.50	$ 61.09	$ 64.76	$ 67.26	$ 70.04
RevPAR	$ 38.70	$ 37.97	$ 42.54	$ 46.66	$ 47.98
ECONO LODGE DOMESTIC SYSTEM					
Number of properties, end of period	734	781	805	816	825
Number of rooms, end of period	45,420	48,301	49,763	49,679	50,403
Royalty fees ($000)	$ 13,644	$ 14,255	$ 15,509	$ 16,467	$ 17,266
Average occupancy percentage	47.5%	48.2%	48.2%	47.7%	48.0%
Average daily room rate (ADR)	$ 47.88	$ 48.92	$ 50.95	$ 53.09	$ 54.40
RevPAR	$ 22.76	$ 23.57	$ 24.56	$ 25.31	$ 26.10
RODEWAY DOMESTIC SYSTEM					
Number of properties, end of period	138	160	180	233	276
Number of rooms, end of period	9,188	9,925	11,051	14,168	16,523
Royalty fees ($000)	$ 1,917	$ 2,114	$ 2,256	$ 2,467	$ 2,865
Average occupancy percentage	44.8%	48.7%	46.7%	45.8%	47.6%
Average daily room rate (ADR)	$ 49.84	$ 52.33	$ 49.91	$ 51.66	$ 53.24
RevPAR	$ 22.32	$ 25.49	$ 23.31	$ 23.66	$ 25.32
SUBURBAN DOMESTIC SYSTEM					
Number of properties, end of period	—	—	65	60	54
Number of rooms, end of period	—	—	8,568	7,984	6,773
Royalty fees ($000)	—	—	$ 743(2)	$ 2,973	$ 2,535
Average occupancy percentage	—	—	— (1)	72.4%	67.3%
Average daily room rate (ADR)	—	—	— (1)	$ 38.30	$ 40.13
RevPAR	—	—	— (1)	$ 27.73	$ 27.01

(1) Statistics for average occupancy percentage, ADR and RevPAR for the year ended December 31, 2005 and prior years have been excluded since comparable pre-acquisition data is not available.

(2) Royalty fees include results of Suburban operations from September 28, 2005 through December 31, 2005.

International Franchise Operations

The Company conducts its international franchise operations through a combination of direct franchising and master franchising relationships which allow the use of our brands by third parties in foreign countries. The Company has made equity investments in certain non-domestic lodging franchise companies that conduct franchise operations for the Company's brands under master franchising relationships. The use of our brands by third parties in foreign countries are governed by master franchising agreements which generally provide the master franchisee with the right to use our brands in a specific geographic region, usually for a fee.

In some territories outside the United States hotel franchising is less prevalent, and many markets are served primarily by independent operators. We believe that chain affiliation will increase in certain international markets as local economies grow and hotel owners seek the economies of centralized reservations systems and marketing programs.

As of December 31, 2007, we had 1,125 franchise hotels open and operating in over 30 countries and territories outside of the United States. The following chart summarizes our franchise system outside of the United States.

COMBINED INTERNATIONAL FRANCHISE SYSTEM[1]

	As of and For the Year Ended December 31,				
	2003	2004	2005	2006	2007
Number of properties, end of period	1,174	1,143	1,162	1,165	1,125
Number of rooms, end of period	94,350	94,220	97,703	97,944	97,888
Royalty fees ($000)	$ 9,237	$ 10,071	$ 10,971	$ 16,183	$ 22,234

(1) Reporting of operating statistics (e.g. average occupancy percentage and average daily room rate) of international franchisees is not required by all master franchise contracts, thus these statistics and RevPAR are not presented for international franchisees.

Scandinavia. We conduct our operations in Denmark, Norway, Sweden, Finland and Lithuania through our relationship with Choice Hotels Scandinavia ("CHS"). As of December 31, 2007, CHS had 149 open properties. The master franchise agreement with CHS expires in November 2014, but may be terminated in November 2009 by either CHS or Choice.

Continental Europe. During the fourth quarter of 2006, the Company acquired from The Real Hotel Company PLC ("RHC"), formerly known as C.H.E. Group PLC the franchising operations conducted by RHC in the European countries of Austria, Germany, Italy, the Czech Republic, Switzerland, France, Belgium, Portugal and Spain and simultaneously the master franchise agreement between Choice and RHC covering these countries was terminated and we began direct franchising operations in these countries. At December 31, 2007, the Company had 185 properties open and operating in continental Europe.

Ireland. In August 2007, the Company entered into a ten year master franchising agreement with Ireland-based Cordelle Enterprises, doing business as Choice Hotels Ireland, for the right to license and develop our Clarion, Quality and Comfort brands in Ireland. Prior to acquiring the master franchising rights directly from the Company, Choice Hotels Ireland operated the Company's brands under an area representative agreement with RHC, which previously held the master franchise rights in Ireland. As of December 31, 2007, Choice Hotels Ireland had 21 open properties.

United Kingdom. At December 31, 2007, the master franchise agreement with RHC remained in place with respect to operations in the United Kingdom. In December 2007, the Company announced that it had reached a definitive agreement with RHC to transfer United Kingdom franchising operations to the Company on January 31, 2008. On that date, the master franchise agreement was terminated and the existing franchise agreements were assigned to the Company. At December 31, 2007, RHC had 86 properties open and operating in the United Kingdom.

Canada. We conduct our operations in Canada through Choice Hotels Canada, Inc. ("CHC") a joint venture owned 50% by us and 50% by InnVest Real Estate Investment Trust. CHC is one of the largest lodging organizations in Canada with 273 franchised properties open and operating as of December 31, 2007.

Australasia. The Company conducts direct franchising operations in Australia, Singapore, New Zealand and Papua New Guinea through a wholly owned subsidiary, Choice Hotels Australasia Pty. Ltd. ("CHA"). As of December 31, 2007, CHA had 260 franchised properties open under the Choice brands and 1 franchised hotel under the Flag brand in New

Zealand. CHA is in the process of converting the remaining Flag branded franchise to one of the Company's other brands and expects to complete this conversion during 2008.

Mexico. During 2004, we established a wholly owned subsidiary Choice Hotels Mexico S. de R.L. de C.V. ("CHM") to begin direct franchising operations in Mexico. CHM is focused on establishing Clarion, Quality and Comfort brands through conversions of high quality unbranded hotels in Mexico. At December 31, 2007, CHM had 17 properties open and operating.

Other International Relationships. We have various master franchise and area representative arrangements in place with local hotel management and franchising companies doing business in China, South America, India, Central America and Japan. In addition, the Company has direct franchise relationships with properties in Malaysia and Lebanon.

The following table summarizes Choice's non-domestic franchise system as of December 31, 2007:

	Comfort	Quality	Clarion	Sleep	Econo Lodge	Rodeway	Flag	Total
Australia	150	63	11	—	—	—	—	224
Belgium	1	—	—	—	—	—	—	1
Czech Republic	1	1	1	—	—	—	—	3
France	75	26	2	—	—	—	—	103
Germany	20	19	3	—	—	—	—	42
Italy	4	7	5	—	—	—	—	16
Lebanon	—	1	—	—	—	—	—	1
Malaysia	—	2	—	—	—	—	—	2
Mexico	7	10	—	—	—	—	—	17
New Zealand	9	15	5	—	—	—	1	30
Papua New Guinea	1	4	—	—	—	—	—	5
Portugal	5	3	1	—	—	—	—	9
Singapore	—	1	1	—	—	—	—	2
Spain	2	1	1	—	—	—	—	4
Switzerland	4	3	—	—	—	—	—	7
Direct Franchise Agreements	**279**	**156**	**30**	—	—	—	**1**	**466**
Brazil	21	20	2	5	—	—	—	48
Canada*	144	64	12	2	45	6	—	273
China	2	—	—	—	—	—	—	2
Costa Rica	—	1	1	1	—	—	—	3
Denmark	6	4	6	—	—	—	—	16
Dominican Republic	—	1	1	—	—	—	—	2
El Salvador	4	1	—	—	—	—	—	5
Finland	1	1	1	—	—	—	—	3
Guatemala	—	—	1	—	—	—	—	1
Honduras	—	—	2	—	—	—	—	2
India*	10	14	1	—	—	—	—	25
Ireland	5	8	8	—	—	—	—	21
Japan	33	2	—	7	—	—	—	42
Lithuania	—	1	—	—	—	—	—	1
Norway	8	38	23	—	—	—	—	69
Sweden	9	27	24	—	—	—	—	60
United Kingdom	30	44	3	9	—	—	—	86
Master Franchise Agreements	**273**	**226**	**85**	**24**	**45**	**6**	—	**659**
Total Number of Properties	**552**	**382**	**115**	**24**	**45**	**6**	**1**	**1,125**

* The Company has made equity investments in these master franchisors.

The following table presents key worldwide system size statistics as of and for the year ended December 31, 2007.

	Open and Operational		Under Development				
	Hotels	Rooms	Hotels	Rooms	Additions	Repositionings	Terminations
Comfort	2,467	188,596	491	35,877	176	(20)	(128)
Quality	1,210	118,386	120	10,667	134	16	(68)
Clarion	282	37,867	48	6,912	35	2	(27)
Sleep Inn	370	28,176	143	10,048	31	—	(9)
MainStay Suites	30	2,258	53	4,759	2	—	(1)
Econo Lodge	870	52,693	54	3,414	55	(2)	(43)
Rodeway Inn	282	16,800	71	3,924	68	4	(28)
Suburban	54	6,773	48	4,238	6	—	(12)
Cambria Suites	4	459	65	8,143	4	—	—
Flag Hotels	1	19	—	—	—	—	(1)
Totals	5,570	452,027	1,093	87,982	511	—	(317)

Franchise Sales

Brand growth is important to our business model. We have identified key market areas, for certain brands, for hotel development based on supply/demand relationships and our strategic objectives. Development opportunities are typically offered to: (i) existing franchisees; (ii) developers of hotels; (iii) owners of independent hotels and motels; (iv) owners of hotels affiliated with other franchisors' brands; and, (v) contractors who construct any of the foregoing.

The franchise sales organization is structured in three brand specific divisions with both sales managers and franchise sales directors responsible for specific brands. These divisions consist of Cambria Suites, extended stay market brands (MainStay Suites and Suburban Extended Stay Hotels) and midscale and economy brands (Comfort, Quality, Clarion, Sleep, Econo Lodge and Rodeway). Each division employs both sales managers as well as franchise sales directors. Sales managers have geographic oversight over all of the brands in their division to ensure each prospective hotel is placed in the appropriate brand, facilitate teamwork and information sharing amongst the sales directors and provide better service to our top developers. Our franchise sales directors operate in brand specific selling teams to leverage their brand expertise to enhance product consistency and deal flow. The structure of this organization supports the Company's efforts to leverage its core strengths in order to take advantage of opportunities for further growth and integrate our brands and strategies to allow our brand teams to focus on understanding, anticipating and meeting the unique needs of key customer segments. Franchise sales efforts emphasize the benefits of affiliating with one of our brands, our commitment to improving hotel profitability, our television, radio and print brand advertising campaigns, our central reservation system, our training and support systems (including our proprietary property management systems) and our history of growth and profitability.

During 2007, Choice received 1,267 applications for new franchise agreements (not including relicensings of existing agreements) compared to 1,137 in 2006. These applications resulted in the execution of 770 new domestic franchise agreements in 2007, compared to 720 in 2006. An application received does not always result in an executed franchise agreement during the year received or at all due to various factors, such as financing and agreement on contractual terms. Our objective is to continue to grow our portfolio by continuing to sell our existing brands, creating extensions of our existing brands and introducing new brands within the various lodging chain segments.

Because retention of existing franchisees is important to our growth strategy, we have a formal impact policy. This policy offers existing franchisees protection from the opening of a same-brand property within a specified distance, depending upon the market in which the property is located.

Franchise Agreements

Our standard domestic franchise agreement, excluding contracts for Suburban Extended Stay Hotel ("Suburban"), grants a franchisee the right to non-exclusive use of our franchise system in the operation of a single hotel at a specified location, typically for a period of 20 years, with certain rights to each of the franchisor and franchisee to terminate the franchise agreement before the twentieth year. Suburban franchise agreements acquired through the Company's acquisition of Suburban Franchise Holding, Inc. contain 10-year terms.

The Company may also enter into master development agreements with developers that grant limited exclusive development rights in geographical areas and preferential franchise agreement terms for one-time, non-refundable fees.

These agreements typically grant developers exclusivity in various markets and favorable franchise agreement terms provided that they adhere to an agreed upon development schedule.

Either party to our standard domestic franchise agreement can terminate the agreement prior to the conclusion of the agreement's term under certain circumstances, such as upon designated anniversaries of the agreement. Early termination options give us flexibility in eliminating or re-branding properties, if they become weak performers for reasons other than contractual failure by the franchisee. We also have the right to terminate a franchise agreement if a franchisee fails to bring the property into compliance with contractual or quality standards within specified periods of time. The franchise agreements also typically contain liquidated damage provisions resulting from a franchisee's termination of the franchise agreement outside the designated anniversaries. Master franchise agreements typically contain provisions permitting us to terminate the agreement for failure to meet a specified development schedule.

When the responsibility for development is transferred to an international master franchisee, that party has the responsibility to sell to local franchisees our brands and the master franchisee generally must manage the delivery of necessary services (such as training, quality assurance, reservations and marketing) to support the franchised hotels in the master franchise area. The master franchisee collects the fees paid by the local franchisee and remits an agreed share to us. Master franchise agreements generally have a term of at least 10 years. We have only entered into master franchise agreements with respect to franchised hotels outside the United States.

Since 2005, we have increased our efforts to enforce quality and contractual standards as well as eliminate weak performers. However, in 2007 and 2006, we retained 96% and 95% of franchisees, respectively, which were in our domestic system in the previous year.

Franchise agreements are individually negotiated and vary among the different Choice brands and franchises, but generally are competitive with the industry average within their market group. Franchise fees usually have four components: an initial, one-time affiliation fee; a royalty fee; a marketing fee; and a reservation fee. Proceeds from the marketing fee and reservation fee are used exclusively to fund the Company's marketing and reservation activities that support all of the Choice brands.

Our standard franchise fees are as follows:

QUOTED FEES BY BRAND AS OF DECEMBER 31, 2007

		On-Going Fees as a Percentage of Franchisee's Gross Room Revenues			
Brand	Initial Fee Per Room/Minimum	Royalty Fees	Marketing Fees	Reservation Fees	Combined Marketing and Reservation Fees
Cambria Suites	$ 500/$60,000	5.00%	2.10%	1.75%	—
Comfort Inn	$ 500/$50,000	5.65%	2.10%	1.75%	—
Comfort Suites	$ 500/$50,000	5.65%	2.10%	1.75%	—
Quality Inn	$ 300/$35,000	4.65%	2.10%	1.75%	—
Quality Suites	$ 300/$50,000	4.65%	2.10%	1.75%	—
Clarion	$ 300/$40,000	4.25%	2.00%	1.25%	—
Sleep Inn	$ 300/$40,000	4.65%	2.10%	1.75%	—
MainStay Suites	$ 300/$30,000	5.00%	—	—	2.50%
Econo Lodge	$ 250/$25,000	4.50%	—	—	3.50%
Rodeway Inn	(1)	(2)	(3)	(3)	—
Suburban	$ 225/$30,000	5.00%	—	—	2.50%

(1) Initial fee of $7,500 for properties with up to 85 rooms. Additional $90 per room fee for each room over 85 rooms.

(2) Royalty rate is $15.00 per room per month with $1.00 per room escalations on each of the 2nd, 3rd, 4th and 5th anniversaries of the franchise agreement.

(3) Marketing and reservation fees are $8.00 and $5.00 per room per month, respectively.

Franchise Operations

Our operations are designed to improve RevPAR and lower operating and development costs for our franchisees, as these are the measures of performance that most directly impact franchisee profitability. We believe that by helping our franchisees to become more profitable we will enhance our ability to both retain our existing franchisees and attract new franchisees. The key aspects of our franchise operations are:

Central Reservation System ("CRS"). On average, approximately one-third of the gross room revenue booked at franchised properties is reserved through our central reservation system, which consists of our toll-free telephone reservation system, our proprietary internet site, interfaces with global distribution systems, and other internet reservations sites. Our reservation system consists of a computer reservation system, three reservation centers in North America and several international reservation centers. Reservation agents trained on the reservation system can match each caller with a Choice-branded hotel meeting the caller's needs. Our CRS provides a data link to our franchised properties as well as to airline reservation systems such as Amadeus, Galileo, SABRE and Worldspan that facilitate the reservation process for travel agents. We also offer our rooms for sale on our own proprietary internet site (www.choicehotels.com) as well as those of other travel companies.

We continue to implement our integrated reservation strategy to improve reservations delivery, reduce franchisee costs and improve franchisee satisfaction by enhancing our website, choicehotels.com, and selectively distributing our inventory with third parties that can drive additional business to the Company and its brands. We have established agreements with key third party travel intermediaries to gain additional distribution points. These agreements typically offer our brands preferred placement on these third party sites at reduced transaction fees. We also continue to educate our individual franchisees about the unfavorable impact to their business of contracting with sites with which we do not have preferred agreements. We currently have agreements with many but not all major online third party sites.

Property Management Systems. Our proprietary property and yield management systems, Profit Manager by Choice Hotels and ChoiceADVANTAGE, are designed to help franchisees maximize profitability and compete more effectively by managing their rooms inventory, rates and reservations. These systems synchronize each hotel's inventory with our system, giving our reservation sales agents last room sell capabilities at every hotel. These systems include a revenue management feature that calculates and suggests optimum rates based on each hotel's past performance and projected occupancy. These tools are critical to business delivery and yield improvement as they facilitate the franchisee's ability to effectively manage their hotel operations, determine appropriate rates, drive occupancy and participate in our marketing programs. The Profit Manager system is used primarily by our domestic non-economy brand franchises and ChoiceADVANTAGE is utilized primarily by our economy brand franchises. The Company is currently in the process of migrating all franchised hotels from the Profit Manager system to the web-based hotel property management system, ChoiceADVANTAGE. As a pure web-based solution, the ChoiceAdvantage system allows franchisees greater flexibility in hardware choices and reduces each hotel's investment in on-site computer equipment resulting in a lower total cost of ownership for property management systems. This process is expected to be completed over the next several years.

Brand Name Marketing and Advertising. Our marketing and advertising programs are designed to heighten consumer awareness and preference for our brands as offering the greatest value and convenience in the midscale and economy categories. Marketing and advertising efforts include national television, internet and radio advertising, print advertising in consumer and trade media and promotional events, including joint marketing promotions with vendors and corporate partners.

Numerous marketing and sales programs are conducted which target specific groups, including business travelers, senior citizens, automobile club members, families, government and military employees, and meeting planners. Other marketing efforts include domestic and international trade show programs, publication of group and tour rate directories, direct-mail programs, electronic direct marketing e-mail programs, centralized commissions for travel agents, fly-drive programs in conjunction with major airlines, and an annual publication of a travel and vacation directory.

Since 1998, we have operated a loyalty program called Choice Privileges, which includes all of our mid-scale brands (Comfort, Clarion, Quality, Sleep, MainStay Suites and Suburban Extended Stay Hotel) to attract and retain travelers by rewarding frequent stays with points towards free hotel stays and other rewards. As of December 31, 2007, the program had approximately 6.3 million members. In 2001, we launched a similar loyalty program called EA$Y CHOICE® for our Econo Lodge and Rodeway Inn brands. The EA$Y CHOICE program is a stamp redemption program and has no membership requirement to participate. Choice Privileges and EA$Y CHOICE participants can earn points/stamps redeemable for free stays in Choice brand properties. The Company also offers guests the ability to earn airline miles for qualifying stays redeemable for flights with various airline partners as well as redeem points for gift certificates at participating retailers such as Wal-Mart. These programs allow us to conduct lower cost, more targeted marketing campaigns to our consumers. During 2007, the Company announced that effective January 1, 2008 the Choice Privileges program will begin to include the Econo Lodge and Rodeway brands. Beginning January 1, 2008, EA$Y CHOICE stamps will no longer be distributed and members will have until March 31, 2008 to redeem their stamps or convert them into Choice Privileges points.

Marketing and advertising programs are directed by our marketing department, which utilizes the services of independent advertising agencies. We also employ home-based sales personnel geographically located across the United States using personal sales calls, telemarketing and other techniques to target specific customer groups, such as potential corporate clients in areas where our franchised hotels are located, the motor coach market, and meeting planners. All sales personnel sell business for all of our brands.

Our field based brand performance consultants work with franchisees to maximize RevPAR. These coordinators advise franchisees on topics such as marketing their hotels, improving quality and maximizing the benefits offered by the Choice reservations system.

Quality Assurance Programs. Consistent quality standards are critical to the success of a hotel franchise. We have established quality standards for all of our franchised brands that cover housekeeping, maintenance, brand identification and minimum service offerings. We inspect properties for compliance with our quality standards when application is made for admission to the franchise system. The compliance of existing franchisees with quality standards is monitored through scheduled and unannounced quality assurance reviews conducted periodically at each property. Properties that fail to maintain a minimum score are reinspected on a more frequent basis until deficiencies are cured, or until such properties are terminated. To encourage compliance with quality standards, various brand-specific incentives and awards are used to reward franchisees that maintain consistent quality standards. We identify franchisees whose properties operate below minimum quality standards and assist them in complying with brand specifications. Franchisees who fail to improve on identified quality matters may be subject to consequences ranging from written warnings to termination of the franchisee's franchise agreement.

Training. We maintain a training department that conducts mandatory training programs for all franchisees and their employees. Regularly scheduled regional and national training meetings are also conducted for both property-level staff and managers. Training programs teach franchisees how to best use the Choice reservation system and marketing programs and fundamental hotel operations such as housekeeping, maintenance and inventory yield management.

Training is conducted by a variety of methods, including group instruction seminars and video programs. We have also developed an interactive computer-based training system that will train hotel employees at their own pace.

Opening Services. We maintain an opening services department with field based employees who ensure that incoming hotels meet or exceed brand standards and to ensure that each incoming hotel opens successfully. We also maintain a design and construction department to assist franchisees in refurbishing, renovating, or constructing their properties prior to or after joining the system. Department personnel assist franchisees in meeting our brand specifications by providing technical expertise and cost-savings suggestions.

Competition

Competition among franchise lodging chains is intense in attracting potential franchisees to the system, retaining existing franchisees and in generating reservations for franchisees. Franchise contracts are typically long-term in nature, but most allow the hotel owner to opt-out of the agreement at mutually agreed upon anniversary dates.

We believe that hotel operators choose lodging franchisors based primarily on the value and quality of each franchisor's brand and services and the extent to which affiliation with that franchisor may increase the franchisee's reservations and profits. We also believe that hotel operators select a franchisor in part based on the franchisor's reputation among other franchisees and the success of its existing franchisees.

Since our franchise system revenues are based on franchisees' gross room revenues, our prospects for growth are largely dependent upon the ability of our franchisees to compete in the lodging market, our ability to convert competitor franchises and independent hotels to our brands and the ability of existing and potential franchisees to obtain financing to construct new hotels.

The ability of a hotel to compete may be affected by a number of factors, including the location and quality of the property, the number and quality of competing lodging facilities nearby, its affiliation with a recognized name brand and general regional and local economic conditions. The effect of local economic conditions on our results is substantially reduced by the geographic diversity of our franchised properties, which are located in 49 states, the District of Columbia and 39 countries and territories outside the United States, as well as our range of products and room rates.

We believe that our focus on core business strategies, combined with our financial strength and size, scale and distribution will enable us to remain competitive.

Service Marks and Other Intellectual Property

The service marks Choice Hotels International, Comfort Inn, Comfort Suites, Quality, Clarion, Sleep Inn, Econo Lodge, Rodeway Inn, MainStay Suites, Cambria Suites, Suburban Extended Stay Hotel, Choice Privileges, Easy Choice and related marks and logos are material to our business. We, directly and through our franchisees, actively use these marks. All of the material marks are registered with the United States Patent and Trademark Office. In addition, we have registered certain of our marks with the appropriate governmental agencies in over 100 countries where we are doing business or anticipate doing business in the foreseeable future. We seek to protect our brands and marks throughout the world, although the strength of legal protection available varies from country to country. Depending on the jurisdiction, trademarks and other registered marks are valid as long as they are in use and/or their registrations are properly maintained and they have not been found to have become generic.

Seasonality

The hotel industry is seasonal in nature. For most hotels, demand is lower in December through March than during the remainder of the year. Our principal source of revenues is franchise fees based on the gross room revenues of our franchised properties. The Company's franchise fee revenues and operating income reflect the industry's seasonality and historically have been lower in the first quarter than in the second, third or fourth quarters.

Regulation

The Federal Trade Commission (the "FTC"), various states and certain other foreign jurisdictions (including Australia, France, Germany, Canada, and Mexico) regulate the sale of franchises. The FTC requires franchisors to make extensive disclosure to prospective franchisees but does not require registration. A number of states in which our franchises operate require registration or disclosure in connection with franchise offers and sales. In addition, several states have "franchise relationship laws" or "business opportunity laws" that limit the ability of the franchisor to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. While our franchising operations have not been materially adversely affected by such regulations, we cannot predict the effect of future regulation or legislation.

Our franchisees are responsible for compliance with all laws and government regulations applicable to the hotels they own or operate. The lodging industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and beverage (such as health and liquor license laws), building and zoning requirements and laws governing employee relations, including minimum wage requirements, overtime, working conditions and work permit requirements.

Impact of Inflation and Other External Factors

Franchise fees can be impacted by external factors including, in particular, the supply of hotel rooms within the lodging industry relative to the demand for rooms by travelers and inflation.

We expect to benefit in the form of increased franchise fees from future growth in consumer demand for hotel rooms as well as in the supply of hotel rooms, which do not result in excess lodging industry capacity. However, a prolonged decline in demand for hotel rooms would negatively impact our business.

Although we believe that increases in the rate of inflation will generally result in comparable increases in hotel room rates, severe inflation could contribute to a slowing of the national economy. Such a slowdown could result in reduced travel by both business and leisure travelers, potentially resulting in less demand for hotel rooms, which could result in a reduction in room rates and fewer room reservations, negatively impacting our revenues. A weak economy could also reduce demand for new hotels, negatively impacting the franchise fees received by us.

Among other unpredictable external factors, which may negatively impact us, are wars, acts of terrorism, airline strikes, gasoline shortages, severe weather and the risks described in Item 1A "Risk Factors" in our Form 10-K filed February 29, 2008.

Employees

We employed domestically approximately 1,816 people as of February 15, 2008. None of our employees are represented by unions or covered by collective bargaining agreements. We consider our relations with our employees to be good.

Management's Discussion and Analysis of Financial Condition and Results of Operation.

The following Management's Discussion and Analysis ("MD&A") is intended to help the reader understand Choice Hotels International, Inc. and subsidiaries. MD&A is provided as a supplement to – and should be read in conjunction with – our consolidated financial statements and the accompanying notes.

Overview

We are a hotel franchisor with franchise agreements representing 5,570 hotels open and 1,093 hotels under development as of December 31, 2007, with 452,027 rooms and 87,982 rooms, respectively, in 49 states, the District of Columbia and 39 countries and territories outside the United States. Our brand names include Comfort Inn, Comfort Suites, Quality, Clarion, Sleep Inn, Econo Lodge, Rodeway Inn, MainStay Suites, Suburban Extended Stay Hotel, Cambria Suites and Flag Hotels.

The Company conducts its international franchise operations through a combination of direct franchising and master franchising relationships which allow the use of our brands by third parties in foreign countries. The Company has made equity investments in certain non-domestic lodging franchise companies that conduct franchise operations for the Company's brands under master franchising relationships. As a result of our use of master franchising relationships and international market conditions, total revenues from international franchising operations comprised only 7% and 6% of our total revenues in 2007 and 2006, respectively while representing approximately 20% and 22% of our franchise system hotels open at December 31, 2007 and 2006, respectively.

During 2006, the Company acquired 100% of the stock of Choice Hotels Franchise GmbH ("CHG"). CHG was a wholly owned subsidiary of one of the Company's master franchisees, The Real Hotel Company PLC ("RHC"), formerly known as CHE Hotel Group PLC. Under the master franchise agreement with RHC, CHG franchised hotels under the Company's brands in Austria, Germany, Italy, Czech Republic and portions of Switzerland. As a result of this acquisition, the master franchise agreement between the Company and RHC covering these countries terminated. The results of CHG have been consolidated with the Company since October 30, 2006.

During 2006, the Company acquired RHC's assets, including franchise contracts, related to its franchising of hotels under the Company's brands in France, Belgium, Portugal, Spain and portions of Switzerland. As a result of this acquisition, the master franchise agreement between the Company and RHC covering these countries terminated and the Company commenced direct franchising operations in these countries on November 30, 2006.

These transactions enable Choice to continue its strategy of more closely directing the growth of our franchise operations throughout continental Europe.

During 2005, the Company acquired 100% of the stock of Suburban Franchise Holding Company, Inc. ("Suburban") and its wholly owned subsidiary, Suburban Franchise Systems, Inc. Suburban is the franchisor of Suburban Extended Stay Hotels operating in the economy extended stay segment primarily in the southeastern United States. The acquisition allowed the Company to enter, on an accelerated basis, the economy extended stay segment, a market in which it did not previously compete. The results of Suburban have been consolidated with the Company since September 28, 2005.

On September 14, 2005, the Company's board of directors declared a two-for one stock split effected in the form of a stock dividend. The stock dividend was distributed on October 21, 2005 to shareholders of record on October 7, 2005. Share data and earnings per share data included in MD&A reflect the stock split, applied retroactively, to all periods presented.

Our Company generates revenues, income and cash flows primarily from initial and continuing royalty fees attributable to our franchise agreements. Revenues are also generated from brand solutions endorsed vendor arrangements, hotel operations and other sources. The hotel industry is seasonal in nature. For most hotels, demand is lower in December through March than during the remainder of the year. Our principal source of revenues is franchise fees based on the gross room revenues of our franchised properties. The Company's franchise fee revenues and operating income reflect the industry's seasonality and historically have been lower in the first quarter than in the second, third or fourth quarters.

With a focus on hotel franchising instead of ownership, we benefit from the economies of scale inherent in the franchising business. The fee and cost structure of our business provides opportunities to improve operating results by increasing the number of franchised hotel rooms and effective royalty rates of our franchise contracts resulting in increased initial fee revenue; ongoing royalty fees and brand solutions revenues. In addition, our operating results can also be improved through our company wide efforts related to improving property level performance. At December 31, 2007, the Company estimates that based on its current domestic portfolio of hotels under franchise that a 1% change in RevPAR or rooms under franchise would increase or decrease royalty revenues by $2.4 million and a 1 basis point change in the Company's effective royalty rate would increase or decrease domestic royalties by $0.5 million. In addition to these revenues, we also collect marketing and reservation fees to support centralized marketing and reservation activities for the franchise system. As a lodging franchisor, Choice has relatively low capital expenditure requirements.

The principal factors that affect the Company's results are: the number and relative mix of franchised hotel rooms; growth in the number of hotel rooms under franchise; occupancy and room rates achieved by the hotels under franchise; the effective royalty rate achieved; and our ability to manage costs. The number of rooms at franchised properties and occupancy and room rates at those properties significantly affect the Company's results because our fees are based upon room revenues at franchised hotels. The key industry standard for measuring hotel-operating performance is revenue per available room ("RevPAR"), which is calculated by multiplying the percentage of occupied rooms by the average daily room rate realized. Our variable overhead costs associated with franchise system growth have historically been less than incremental royalty fees generated from new franchises. Accordingly, continued growth of our franchise business should enable us to realize benefits from the operating leverage in place and improve operating results.

We are contractually required by our franchise agreements to use the marketing and reservation fees we collect for system-wide marketing and reservation activities. These expenditures, which include advertising costs and costs to maintain our central reservations system, help to enhance awareness and increase consumer preference for our brands. Greater awareness and preference promotes long-term growth in business delivery to our franchisees, which ultimately increases franchise fees earned by the Company.

Our Company articulates its mission as a commitment to our customers' profitability by providing our customers with hotel franchises that generate the highest return on investment of any hotel franchise. We have developed an operating system dedicated to our franchisees' success that focuses on delivering guests to our franchised hotels and reducing costs for our hotel owners. We strive every day to continuously improve our franchise offerings to enhance our customers' profitability and create the highest return on investment of any hotel franchise.

We believe that executing our strategic priorities creates value. Our Company focuses on two key value drivers:

Profitable Growth. Our success is dependent on improving the performance of our hotels, increasing our system size by selling additional hotel franchises and effective royalty rate improvement. We attempt to improve our franchisees' revenues and overall profitability by providing a variety of products and services designed to increase business delivery to and/or reduce operating and development costs for our franchisees. These products and services include national marketing campaigns, a central reservation system, property and yield management systems, quality assurance standards and endorsed vendor relationships. We believe that healthy brands, which deliver a compelling return on investment for franchisees, will enable us to sell additional hotel franchises and raise royalty rates. We have established multiple brands that meet the needs of many types of guests, and can be developed at various price points and applied to both new and existing hotels. This ensures that we have brands suitable for creating growth in a variety of market conditions. Improving the performance of the hotels under franchise, growing the system through additional franchise sales and improving franchise agreement pricing while maintaining a disciplined cost structure are the keys to profitable growth.

Maximizing Financial Returns and Creating Value for Shareholders. Our capital allocation decisions, including capital structure and uses of capital, are intended to maximize our return on invested capital and create value for our shareholders. We believe our strong and predictable cash flows create a strong financial position that provides us a competitive advantage. Currently, our business does not require significant capital to operate and grow, therefore, we can maintain a capital structure that generates high financial returns and use our excess cash flow to increase returns to our shareholders. We have returned value to our shareholders in two primary ways: share repurchases and dividends. In 1998, we instituted a share repurchase program which has generated substantial value for our shareholders. Through December 31, 2007, we have repurchased 38.6 million shares (including 33.0 million prior to the two-for-one stock split effected in October 2005) of common stock at a total cost of $895.9 million since the program's inception. Considering the effect of the two-for-one stock split, the Company has repurchased 71.5 million shares at an average price of $12.52 per share through December 31, 2007. In September 2007, the Company's board of directors authorized an increase under the Company's existing stock repurchase program to acquire up to an additional three million shares of its outstanding common stock. At December 31, 2007, the Company had 3.2 million shares remaining under the current authorization of the board of directors. The Company expects to continue to return value to its shareholders through a combination of dividends and share repurchases, subject to market and other conditions and upon completion of the current authorization our board of directors will evaluate the propriety of additional share repurchases. In 2007, we paid cash dividends totaling approximately $40.1 million and we presently expect to continue to pay dividends in the future. Based on our present dividend rate and outstanding share count, aggregate annual dividends for 2008 would be approximately $42.0 million.

We believe these value drivers, when properly implemented, will enhance our profitability, maximize our financial returns and continue to generate value for our shareholders. The ultimate measure of our success will be reflected in the items below.

Results of Operation: Royalty fees, operating income, net income and diluted earnings per share ("EPS") represent key measurements of these value drivers. In 2007, royalty fees revenue totaled approximately $236.3 million, a 12% increase compared to 2006. Operating income totaled $185.2 million for the year ended December 31, 2007, an 11% increase from 2006. Net income for the year ended December 31, 2007 declined $1.5 million from 2006 to $111.3 million. However, diluted earnings per share were $1.70, a $0.02 improvement over 2006. Net income and EPS for 2006 included a reduction of income tax expense related to the resolution of provisions for certain income tax contingencies of approximately $12.8 million and a loss on extinguishment of debt of approximately $0.3 million ($0.2 million, net of the related tax effect) related to the refinancing of the Company's senior credit facility. Those items represent diluted EPS of $0.19, net for the year ended December 31, 2006. These measurements will continue to be a key management focus in 2008 and beyond.

Refer to MD&A heading "Operations Review" for additional analysis of our results.

Liquidity and Capital Resources: Historically, the Company has generated significant cash flows from operations. In 2007 and 2006, net cash provided by operating activities was $146.1 million and $153.9 million, respectively. Since our business does not currently require significant reinvestment of capital, we utilize cash in ways that management believes provide the greatest returns to our shareholders which include share repurchases and dividends. We believe the Company's cash flow from operations and available financing capacity are sufficient to meet the expected future operating, investing and financing needs of the business.

Refer to MD&A heading "Liquidity and Capital Resources" for additional analysis.

Operations Review

Comparison of 2007 Operating Results and 2006 Operating Results

The Company recorded net income of $111.3 million for the year ended December 31, 2007, a $1.5 million or 1% decline from the $112.8 million for the year ended December 31, 2006. The decrease in net income is primarily attributable to the resolution of income tax contingencies totaling $12.8 million during 2006 resulting in an effective income tax rate of 27.4% in 2006 compared to 36.0% for 2007. The increase in the effective income tax rate was partially offset by an $18.6 million or 11% increase in operating income. Operating income increased as a result of a $31.8 million, or 12% increase in franchising revenues (total revenues excluding marketing and reservation revenues and hotel operations) partially offset by a $14.5 million or 17% increase in selling, general and administrative expense. The increase in selling, general and administration expenses was partially due to the commencement of direct franchising operations in continental Europe and termination benefit expenses incurred related to the termination of certain executive officers.

Summarized financial results for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
	(In thousands, except per share amounts)	
REVENUES:		
Royalty fees	**$ 236,346**	$ 211,645
Initial franchise and relicensing fees	**33,389**	29,629
Brand solutions	**16,283**	13,945
Marketing and reservation	**316,827**	273,267
Hotel operations	**4,692**	4,505
Other	**7,957**	6,912
Total revenues	**615,494**	539,903
OPERATING EXPENSES:		
Selling, general and administrative	**101,590**	87,112
Depreciation and amortization	**8,637**	9,705
Marketing and reservation	**316,827**	273,267
Hotel operations	**3,241**	3,194
Total operating expenses	**430,295**	373,278
Operating income	**185,199**	166,625
OTHER INCOME AND EXPENSES:		
Interest expense	**14,293**	14,098
Interest and other investment income	**(1,750)**	(2,041)
Equity in net income of affiliates	**(1,230)**	(1,052)
Loss on extinguishment of debt	**—**	342
Other income and expenses, net	**11,313**	11,347
Income before income taxes	**173,886**	155,278
Income taxes	**62,585**	42,491
Net income	**$ 111,301**	$ 112,787
Weighted average shares outstanding-diluted	**65,331**	67,050
Diluted earnings per share	**$ 1.70**	$ 1.68

Management analyzes its business based on franchising revenues, which is total revenues excluding marketing and reservation revenues and hotel operations, and franchise operating expenses that are reflected as selling, general and administrative expenses.

Franchising Revenues: Franchising revenues were $294.0 million for the year ended December 31, 2007 compared to $262.1 million for the year ended December 31, 2006. The growth in franchising revenues is primarily due to increases in royalty revenues and initial and relicensing fees, brand solutions and other revenues of approximately 12%, 13%, 17% and 15%, respectively.

Domestic royalty fees increased $18.6 million to $214.1 million from $195.5 million in 2006, an increase of 10%. The increase in royalties is attributable to a combination of factors including a 4.3% increase in the number of domestic franchised hotel rooms, a 4.0% increase in RevPAR and an increase in the effective royalty rate of the domestic hotel system to 4.14% from 4.09%. System-wide RevPAR increases resulted primarily from an average daily rate ("ADR") increase of 4.9% from the prior year.

A summary of the Company's domestic franchised hotels operating information for the years ending December 31 is as follows:

	2007			2006			Change		
	Average Daily Rate	Occupancy	RevPAR	Average Daily Rate	Occupancy	RevPAR	Average Daily Rate	Occupancy	RevPAR
Comfort Inn	**$ 77.14**	**63.1%**	**$ 48.70**	$ 73.08	63.0%	$ 46.06	5.6%	10 bps	5.7 %
Comfort Suites	**87.23**	**65.5%**	**57.11**	82.93	67.0%	55.59	5.2%	(150) bps	2.7 %
Sleep	**69.67**	**62.5%**	**43.52**	66.44	62.4%	41.43	4.9%	10 bps	5.0 %
Midscale without Food & Beverage	**78.23**	**63.5%**	**49.70**	74.18	63.7%	47.26	5.5%	(20) bps	5.2 %
Quality	**70.30**	**54.2%**	**38.09**	66.89	55.3%	37.01	5.1%	(110) bps	2.9 %
Clarion	**80.86**	**51.7%**	**41.79**	78.98	51.2%	40.41	2.4%	50 bps	3.4 %
Midscale with Food & Beverage	**72.74**	**53.6%**	**38.97**	69.76	54.3%	37.87	4.3%	(70) bps	2.9 %
Econo Lodge	**54.40**	**48.0%**	**26.10**	53.09	47.7%	25.31	2.5%	30 bps	3.1 %
Rodeway	**53.24**	**47.6%**	**25.32**	51.66	45.8%	23.66	3.1%	180 bps	7.0 %
Economy	**54.14**	**47.9%**	**25.93**	52.83	47.3%	24.99	2.5%	60 bps	3.8 %
MainStay	**70.04**	**68.5%**	**47.98**	67.26	69.4%	46.66	4.1%	(90) bps	2.8 %
Suburban	**40.13**	**67.3%**	**27.01**	38.30	72.4%	27.73	4.8%	(510) bps	(2.6)%
Extended Stay	**47.10**	**67.6%**	**31.83**	43.81	71.8%	31.46	7.5%	(420) bps	1.2 %
Total	**$ 72.07**	**57.9%**	**$ 41.75**	$ 68.71	58.4%	$ 40.13	4.9%	(50) bps	4.0 %

The number of domestic rooms on-line increased to 354,139 as of December 31, 2007 from 339,441 as of December 31, 2006, an increase of 4.3%. The total number of domestic hotels on-line grew 5.6% to 4,445 as of December 31, 2007 from 4,211 as of December 31, 2006. A summary of the domestic hotels and available rooms at December 31, 2007 and December 31, 2006 by brand is as follows:

	December 31, 2007		December 31, 2006		Variance			
	Hotels	Rooms	Hotels	Rooms	Hotels	%	Rooms	%
Comfort Inn	**1,434**	**112,042**	1,415	110,877	19	1.3%	1,165	1.1%
Comfort Suites	**481**	**37,358**	433	33,976	48	11.1%	3,382	10.0%
Sleep	**346**	**25,728**	327	24,575	19	5.8%	1,153	4.7%
Midscale without Food & Beverage	**2,261**	**175,128**	2,175	169,428	86	4.0%	5,700	3.4%
Quality	**828**	**79,276**	736	72,054	92	12.5%	7,222	10.0%
Clarion	**167**	**23,319**	162	23,945	5	3.1%	(626)	(2.6)%
Midscale with Food & Beverage	**995**	**102,595**	898	95,999	97	10.8%	6,596	6.9%
Econo Lodge	**825**	**50,403**	816	49,679	9	1.1%	724	1.5%
Rodeway	**276**	**16,523**	233	14,168	43	18.5%	2,355	16.6%
Economy	**1,101**	**66,926**	1,049	63,847	52	5.0%	3,079	4.8%
MainStay	**30**	**2,258**	29	2,183	1	3.4%	75	3.4%
Suburban	**54**	**6,773**	60	7,984	(6)	(10.0)%	(1,211)	(15.2)%
Extended Stay	**84**	**9,031**	89	10,167	(5)	(5.6)%	(1,136)	(11.2)%
Cambria Suites	**4**	**459**	—	—	4	NM	459	NM
Total Domestic Franchises	**4,445**	**354,139**	4,211	339,441	234	5.6%	14,698	4.3%

International available rooms declined to 97,888 as of December 31, 2007 from 97,944 as of December 31, 2006. The total number of international hotels on-line declined from 1,165 as of December 31, 2006 to 1,125 as of December 31, 2007.

As of December 31, 2007, the Company had 1,004 franchised hotels with 79,342 rooms under construction, awaiting conversion or approved for development in its domestic system as compared to 860 hotels and 66,238 rooms at December 31, 2006. The number of new construction franchised hotels in the Company's domestic pipeline increased 21% to 728 at December 31, 2007 from 602 at December 31, 2006. The Company had an additional 89 franchised hotels with 8,640 rooms under development in its international system as of December 31, 2007 compared to 70 hotels and 6,317 rooms at December 31, 2006. While the Company's hotel pipeline provides a strong platform for growth, a hotel in the pipeline does not always result in an open and operating hotel due to various factors.

A summary of the domestic franchised hotels under construction, awaiting conversion or approved for development at December 31, 2007 and December 31, 2006 by brand is as follows:

	December 31, 2007			December 31, 2006			Variance					
							Conversion		New Construction		Total	
	Conversion	New Construction	Total	Conversion	New Construction	Total	Units	%	Units	%	Units	%
Comfort Inn	54	135	189	56	124	180	(2)	(4)%	11	9%	9	5%
Comfort Suites	1	278	279	3	233	236	(2)	(67)%	45	19%	43	18%
Sleep	—	138	138	—	123	123	—	NM	15	12%	15	12%
Midscale without Food & Beverage	55	551	606	59	480	539	(4)	(7)%	71	15%	67	12%
Quality	71	15	86	76	10	86	(5)	(7)%	5	50%	—	—
Clarion	30	7	37	11	4	15	19	173%	3	75%	22	147%
Midscale with Food & Beverage	101	22	123	87	14	101	14	16%	8	57%	22	22%
Econo Lodge	46	3	49	41	5	46	5	12%	(2)	(40)%	3	7%
Rodeway	68	3	71	66	3	69	2	3%	—	—	2	3%
Economy	114	6	120	107	8	115	7	7%	(2)	(25)%	5	4%
MainStay	2	46	48	—	33	33	2	NM	13	39%	15	45%
Suburban	4	40	44	5	24	29	(1)	(20)%	16	67%	15	52%
Extended Stay	6	86	92	5	57	62	1	20%	29	51%	30	48%
Cambria Suites	—	63	63	—	43	43	—	NM	20	47%	20	47%
	276	728	1,004	258	602	860	18	7%	126	21%	144	17%

Net domestic franchise additions during 2007 increased 71 units to 234 compared to 163 for the same period a year ago. Gross domestic franchise additions increased from 381 for 2006 to 435 for 2007. Net franchise terminations declined to 201 for 2007 from 218 in 2006. During 2007, the Company has continued to execute its strategy to replace franchised hotels that do not meet our brand standards or are underperforming in their market. As the competition gets stronger and more focused on limited service franchising, the Company will continue to focus on improving its system hotels and utilizing the domestic hotels under development as a strong platform for continued system growth.

International royalties increased $6.0 million or 37% from $16.2 million in 2006 to $22.2 million in 2007 primarily due to the commencement of direct franchising operations in continental Europe which contributed $3.3 million of additional royalties.

New domestic franchise agreements executed during 2007 totaled 770 representing 61,778 rooms compared to 720 agreements representing 57,365 rooms executed in the same period in 2006. During 2007, 327 of the executed agreements were for new construction hotel franchises, representing 26,029 rooms, compared to 288 contracts, representing 22,035 rooms for 2006. Conversion hotel franchise executed contracts totaled 443 representing 35,749 rooms for the year ended December 31, 2007 compared to 432 agreements representing 35,330 rooms for the year ended December 31, 2006. Domestic initial fee revenue, included in the initial franchise and relicensing fees caption above, generated from executed franchise agreements increased 17% to $21.0 million for 2007 from $17.9 million for 2006. The increased revenues primarily reflect an increase in executed agreements and higher average initial fees than the prior year.

A summary of executed domestic franchise agreements by brand for 2007 and 2006 is as follows:

	2007			2006			% Change		
	New Construction	Conversion	Total	New Construction	Conversion	Total	New Construction	Conversion	Total
Comfort Inn	**48**	**62**	**110**	67	65	132	(28)%	(5)%	(17)%
Comfort Suites	**114**	**4**	**118**	98	3	101	16%	33%	17%
Sleep	**71**	**1**	**72**	58	1	59	22%	0%	22%
Midscale without Food & Beverage	**233**	**67**	**300**	223	69	292	4%	(3)%	3%
Quality	**11**	**153**	**164**	6	143	149	83%	7%	10%
Clarion	**6**	**42**	**48**	2	26	28	200%	62%	71%
Midscale with Food & Beverage	**17**	**195**	**212**	8	169	177	113%	15%	20%
Econo Lodge	**3**	**77**	**80**	1	80	81	200%	(4)%	(1)%
Rodeway	**2**	**99**	**101**	3	105	108	(33)%	(6)%	(6)%
Economy	**5**	**176**	**181**	4	185	189	25%	(5)%	(4)%
MainStay	**22**	**2**	**24**	9	1	10	144%	100%	140%
Suburban	**21**	**3**	**24**	14	8	22	50%	(63)%	9%
Extended Stay	**43**	**5**	**48**	23	9	32	87%	(44)%	50%
Cambria Suites	**29**	**—**	**29**	30	—	30	(3)%	NM	(3)%
Total Domestic System	**327**	**443**	**770**	288	432	720	14%	3%	7%

Relicensing fees are charged to the new property owner of a franchised property whenever an ownership change occurs and the property remains in the franchise system. During the year ended December 31, 2007, relicensings increased 7% to 403 from 378 in 2006. The increase in relicensing contracts resulted in an increase of fees of approximately 6% to $12.4 million for the year ended December 31, 2007 from $11.7 million for the same period of 2006.

Brand solutions revenue increased $2.3 million or 17% to $16.3 million primarily resulting from increased vendor sponsorships of our annual franchisee convention.

Other income increased $1.0 million to $8.0 million for the year ended December 31, 2007 primarily due to an increase in liquidated damage collections related to the early termination of franchise agreements.

Selling, General and Administrative Expenses: The cost to operate the franchising business is reflected in selling, general and administrative expenses. Selling, general and administrative ("SG&A") expenses were $101.6 million for 2007, an increase of $14.5 million from the 2006 total of $87.1 million. As a percentage of revenues, excluding marketing and reservation fees and hotel operations, total SG&A expenses were 34.6% for 2007 compared to 33.2% for 2006. Expenses as a percentage of franchise revenues increased primarily due to an additional $3.3 million in expenses related to the commencement of direct franchising operations in continental Europe and $3.7 million in termination benefits related to the termination of certain executive officers.

Depreciation and Amortization: Expenses declined $1.1 million to $8.6 million for 2007 due to the 2006 acceleration of depreciation resulting from the renovation and replacement of furniture, fixtures and equipment at two of the Company-owned Mainstay Suites.

Marketing and Reservations: The Company's franchise agreements require the payment of franchise fees, which include marketing and reservation fees. The fees, which are based on a percentage of the franchisees' gross room revenues, are used exclusively by the Company for expenses associated with providing franchise services such as central reservation systems, national marketing and media advertising. The Company is contractually obligated to expend the marketing and reservation fees it collects from franchisees in accordance with the franchise agreements; as such, no income or loss to the Company is generated.

Total marketing and reservations revenues were $316.8 million and $273.3 million for 2007 and 2006, respectively. Depreciation and amortization attributable to marketing and reservation activities was $8.3 million and $7.9 million for the years ended December 31, 2007 and 2006, respectively. Interest expense attributable to reservation activities was $0.5 million and $0.9 million for 2007 and 2006, respectively. Marketing and reservation activities provided positive cash flow of $12.0 million and $19.0 million for the years ended December 31, 2007 and 2006, respectively. As of December 31, 2007 and 2006, the Company's balance sheet includes a receivable of $6.8 million and $6.7 million, respectively resulting from cumulative marketing expenses incurred in excess of cumulative marketing fee revenues earned. These receivables are recorded as an asset in the financial statements as the Company has the contractual authority to require that the franchisees in the system at any given point repay the Company for any deficits related to marketing and reservations activities. The Company's current franchisees are legally obligated to pay any assessment the Company imposes on its franchisees to obtain reimbursement of such deficit regardless of whether those constituents continue to generate gross room revenue. The Company has no present intention to accelerate repayment of the deficit from current franchisees. A payable has been recorded in the Company's balance sheet within other long-term liabilities related to cumulative reservation fee revenues received in excess of reservation fee expenses incurred totaling $11.9 million and $8.4 million at December 31, 2007 and 2006, respectively. Cumulative reservation and marketing fees not expended are recorded as a payable in the financial statements and are carried over to the next fiscal year and expended in accordance with the franchise agreements.

Other Income and Expenses, Net: Other income and expenses, net, were $11.3 million for both 2007 and 2006. Interest expense increased slightly from $14.1 million for the year ended December 31, 2006 to $14.3 million due to higher average outstanding borrowings during the year. The Company's weighted average interest rate declined from 6.6% as of December 31, 2006 to 6.0% as of December 31, 2007. Interest and other investment income declined from $2.0 million in 2006 to $1.8 million primarily due to a decline in the fair value of investments held in non-qualified employee benefit plans. Other income and expenses, net for the year ended December 31, 2006 include a loss on extinguishment of debt of $0.3 million attributable to the refinancing of our senior credit facility.

Income Taxes: The Company's effective income tax provision rate was 36.0% for 2007, compared to an effective income tax provision rate of 27.4% for 2006. The effective income tax rate increased primarily due to the prior year resolution of provisions for income tax contingencies totaling approximately $12.8 million compared to $0.3 million during 2007. Depending upon the outcome of certain income tax contingencies up to an additional $1.6 million of additional tax benefits may be reflected in our 2008 results of operations from the resolution of tax contingency reserves.

Net income for 2007 decreased by 1% to $111.3 million, and diluted earnings per share increased 1% to $1.70 for 2007 from $1.68 reported for 2006.

Comparison of 2006 Operating Results and 2005 Operating Results

The Company recorded net income of $112.8 million for the year ended December 31, 2006, an increase of $25.2 million, or 29% from $87.6 million for the year ended December 31, 2005. The increase in net income for the year is primarily attributable to a $22.9 million improvement in operating income and a decline in the effective income tax rate from 33.0% to 27.4%. The effective income tax rate declined primarily due to the resolution of tax contingencies of approximately $12.8 million in 2006 compared to $4.9 million in 2005 as well as an additional $1.2 million of income tax expense in 2005 related to the Company's repatriation of foreign earnings. Operating income increased as a result of a $32.1 million, or 14% increase in franchising revenues (total revenues excluding marketing and reservation revenues and hotel operations) primarily offset by an $8.9 million or 11% increase in selling, general and administrative expense.

Summarized financial results for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
	(In thousands, except per share amounts)	
REVENUES:		
Royalty fees	**$ 211,645**	$ 187,340
Initial franchise and relicensing fees	**29,629**	25,388
Brand solutions	**13,945**	13,382
Marketing and reservation	**273,267**	237,822
Hotel operations	**4,505**	4,293
Other	**6,912**	3,873
Total revenues	**539,903**	472,098
OPERATING EXPENSES:		
Selling, general and administrative	**87,112**	78,250
Depreciation and amortization	**9,705**	9,051
Marketing and reservation	**273,267**	237,822
Hotel operations	**3,194**	3,225
Total operating expenses	**373,278**	328,348
Operating income	**166,625**	143,750
OTHER INCOME AND EXPENSES:		
Interest expense	**14,098**	15,325
Interest and other investment income	**(2,041)**	(1,094)
Equity in net income of affiliates	**(1,052)**	(803)
Loss on extinguishment of debt	**342**	—
Other	**—**	(420)
Other income and expenses, net	**11,347**	13,008
Income before income taxes	**155,278**	130,742
Income taxes	**42,491**	43,177
Net income	**$ 112,787**	$ 87,565
Weighted average shares outstanding-diluted	**67,050**	66,336
Diluted earnings per share	**$ 1.68**	$ 1.32

Management analyzes its business based on franchising revenues, which is total revenues excluding marketing and reservation revenues and hotel operations, and franchise operating expenses that are reflected as selling, general and administrative expenses.

Franchising Revenues: Franchising revenues were $262.1 million for the year ended December 31, 2006 compared to $230.0 million for the year ended December 31, 2005. The growth in franchising revenues is primarily due to increases in royalty revenues and initial and relicensing fees and other revenues of approximately 13%, 17% and 78%, respectively.

Domestic royalty fees increased $19.1 million to $195.5 million from $176.4 million in 2005, an increase of 10.8%. Excluding the franchises obtained in the September 28, 2005 acquisition of Suburban, the increase in royalties is attributable to a combination of factors including a 3.3% increase in the number of domestic franchised hotel rooms, a 6.1% increase in RevPAR and an increase in the effective royalty rate of the domestic hotel system to 4.10% from 4.08%. System-wide RevPAR increases resulted primarily from an average daily rate ("ADR") increase of 5.2% from the prior year. The acquisition of Suburban contributed approximately $3.0 million of royalty fees for the twelve months ending December 31, 2006 compared to $0.7 million for the year ended December 31, 2005.

A summary of the Company's domestic franchised hotels operating information is as follows:

	2006			2005			Change		
	Average Daily Rate	Occupancy	RevPAR	Average Daily Rate	Occupancy	RevPAR	Average Daily Rate	Occupancy	RevPAR
Comfort Inn	**$ 73.08**	**63.0%**	**$ 46.06**	$ 68.84	61.7%	$ 42.45	6.2%	130 bps	8.5%
Comfort Suites	**82.93**	**67.0%**	**55.59**	77.51	66.3%	51.36	7.0%	70 bps	8.2%
Sleep	**66.44**	**62.4%**	**41.43**	62.52	61.0%	38.16	6.3%	140 bps	8.6%
Midscale without Food & Beverage	**74.18**	**63.7%**	**47.26**	69.68	62.4%	43.51	6.5%	130 bps	8.6%
Quality	**66.89**	**55.3%**	**37.01**	64.86	54.6%	35.41	3.1%	70 bps	4.5%
Clarion	**78.98**	**51.2%**	**40.41**	74.62	52.5%	39.15	5.8%	(130)bps	3.2%
Midscale with Food & Beverage	**69.76**	**54.3%**	**37.87**	67.41	54.0%	36.41	3.5%	30 bps	4.0%
Econo Lodge	**53.09**	**47.7%**	**25.31**	50.95	48.2%	24.56	4.2%	(50)bps	3.1%
Rodeway	**51.66**	**45.8%**	**23.66**	49.91	46.7%	23.31	3.5%	(90)bps	1.5%
Economy	**52.83**	**47.3%**	**24.99**	50.78	48.0%	24.35	4.0%	(70)bps	2.6%
MainStay	**67.26**	**69.4%**	**46.66**	64.76	65.7%	42.54	3.9%	370 bps	9.7%
Total Domestic System*	**$ 69.71**	**58.0%**	**$ 40.46**	$ 66.24	57.6%	$ 38.15	5.2%	40 bps	6.1%

* Amounts exclude Suburban activity from 2006 because full year comparable pre-acquisition data for 2005 is not available.

Including franchises acquired from Suburban, the number of domestic rooms on-line increased to 339,441 as of December 31, 2006 from 329,353 as of December 31, 2005, an increase of 3.1%. The total number of domestic hotels on-line grew 4.0% to 4,211 as of December 31, 2006 from 4,048 as of December 31, 2005.

A summary of the domestic hotels and available rooms at December 31, 2006 and December 31, 2005 by brand is as follows:

	December 31, 2006		December 31, 2005		Variance			
	Hotels	Rooms	Hotels	Rooms	Hotels	%	Rooms	%
Comfort Inn	**1,415**	**110,877**	1,428	111,598	(13)	(0.9)%	(721)	(0.6)%
Comfort Suites	**433**	**33,976**	411	32,251	22	5.4%	1,725	5.3%
Sleep	**327**	**24,575**	319	24,205	8	2.5%	370	1.5%
Midscale without Food & Beverage	**2,175**	**169,428**	2,158	168,054	17	0.8%	1,374	0.8%
Quality	**736**	**72,054**	660	66,316	76	11.5%	5,738	8.7%
Clarion	**162**	**23,945**	153	23,554	9	5.9%	391	1.7%
Midscale with Food & Beverage	**898**	**95,999**	813	89,870	85	10.5%	6,129	6.8%
Econo Lodge	**816**	**49,679**	805	49,763	11	1.4%	(84)	(0.2)%
Rodeway	**233**	**14,168**	180	11,051	53	29.4%	3,117	28.2%
Economy	**1,049**	**63,847**	985	60,814	64	6.5%	3,033	5.0%
MainStay	**29**	**2,183**	27	2,047	2	7.4%	136	6.6%
Suburban	**60**	**7,984**	65	8,568	(5)	(7.7)%	(584)	(6.8)%
Extended Stay	**89**	**10,167**	92	10,615	(3)	(3.3)%	(448)	(4.2)%
Total Domestic Franchises	**4,211**	**339,441**	4,048	329,353	163	4.0%	10,088	3.1%

International available rooms increased to 97,944 as of December 31, 2006 from 97,703 as of December 31, 2005, a 0.2% increase. The total number of international hotels on-line increased from 1,162 as of December 31, 2005 to 1,165 as of December 31, 2006.

As of December 31, 2006, the Company had 860 franchised hotels with 66,238 rooms under construction, awaiting conversion or approved for development in its domestic system as compared to 603 hotels and 46,464 rooms at December 31, 2005. The number of new construction franchised hotels in the Company's domestic pipeline increased 46% to 602 at December 31, 2006 from 413 at December 31, 2005. The Company had an additional 70 franchised hotels with 6,317 rooms under development in its international system as of December 31, 2006 compared to 84 hotels and 7,611 rooms at December 31, 2005. While the Company's hotel pipeline provides a strong platform for growth, a hotel in the pipeline does not always result in an open and operating hotel due to various factors.

A summary of the domestic franchised hotels under construction, awaiting conversion or approved for development at December 31, 2006 and December 31, 2005 by brand is as follows:

	December 31, 2006			December 31, 2005			Variance					
							Conversion		New Construction		Total	
	Conversion	New Construction	Total	Conversion	New Construction	Total	Units	%	Units	%	Units	%
Comfort Inn	**56**	**124**	**180**	41	85	126	15	37%	39	46%	54	43%
Comfort Suites	**3**	**233**	**236**	2	165	167	1	50%	68	41%	69	41%
Sleep	—	**123**	**123**	1	88	89	(1)	(100)%	35	40%	34	38%
Midscale without Food & Beverage	**59**	**480**	**539**	44	338	382	15	34%	142	42%	157	41%
Quality	**76**	**10**	**86**	54	12	66	22	41%	(2)	(17)%	20	30%
Clarion	**11**	**4**	**15**	13	4	17	(2)	(15)%	—	0%	(2)	(12)%
Midscale with Food & Beverage	**87**	**14**	**101**	67	16	83	20	30%	(2)	(13)%	18	22%
Econo Lodge	**41**	**5**	**46**	41	9	50	—	0%	(4)	(44)%	(4)	(8)%
Rodeway	**66**	**3**	**69**	35	—	35	31	89%	3	NM	34	97%
Economy	**107**	**8**	**115**	76	9	85	31	41%	(1)	(11)%	30	35%
MainStay	—	**33**	**33**	1	29	30	(1)	(100)%	4	14%	3	10%
Suburban	**5**	**24**	**29**	2	9	11	3	150%	15	167%	18	164%
Extended Stay	**5**	**57**	**62**	3	38	41	2	67%	19	50%	21	51%
Cambria Suites	—	**43**	**43**	—	12	12	—	NM	31	258%	31	258%
	258	**602**	**860**	190	413	603	68	36%	189	46%	257	43%

Excluding the acquisition of Suburban on September 28, 2005, net domestic franchise additions during 2006 increased 14 units to 163 compared to 149 for the same period a year ago. Gross domestic franchise additions increased from 339 for 2005 to 381 for 2006. Net franchise terminations increased to 218 for 2006 from 190 in 2005.

International royalties increased $5.2 million or 47% from $11.0 million in 2005 to $16.2 million in 2006 primarily due to the commencement of royalty payments by over 300 properties in continental Europe under our master franchise agreement with RHC. Prior to January 1, 2006, only reservation fees were assessed to the properties in RHC's portfolio. Beginning in January 2006, the Company began to assess royalty and marketing fees in addition to the reservation fees.

Domestic initial fee revenue, included in the initial franchise and relicensing fees caption above, generated from executed domestic franchise agreements increased 18.5% to $17.9 million for 2006 from $15.1 million for 2005. The increased revenues primarily reflect increased sales of our new construction brands, most notably our Cambria Suites and Comfort Suites offerings, which carry a higher average initial fee than our other brands. New domestic franchise agreements executed in 2006 totaled 720 representing 57,365 rooms compared to 639 agreements representing 52,862 rooms executed in 2005. During 2006, 288 of the executed agreements were for new construction hotel franchises, representing 22,035 rooms, compared to 237 contracts, representing 18,096 rooms for the same period a year ago, both increases of approximately 22%. The growth in conversion hotel franchise executed contracts increased 7% from 402 for 2005 to 432 for 2006. During 2006, the Company executed 30 new franchise agreements for its Cambria Suites brand bringing the total contracts executed since its launch in January 2005 to 43.

A summary of executed domestic franchise agreements by brand for 2006 and 2005 is as follows:

	2006			2005			% Change		
	New Construction	Conversion	Total	New Construction	Conversion	Total	New Construction	Conversion	Total
Comfort Inn	**67**	**65**	**132**	53	56	109	26%	16%	21%
Comfort Suites	**98**	**3**	**101**	89	5	94	10%	(40)%	7%
Sleep	**58**	**1**	**59**	55	2	57	5%	(50)%	4%
Midscale without Food & Beverage	**223**	**69**	**292**	197	63	260	13%	10%	12%
Quality	**6**	**143**	**149**	5	148	153	20%	(3)%	(3)%
Clarion	**2**	**26**	**28**	4	31	35	(50)%	(16)%	(20)%
Midscale with Food & Beverage	**8**	**169**	**177**	9	179	188	(11)%	(6)%	(6)%
Econo Lodge	**1**	**80**	**81**	4	85	89	(75)%	(6)%	(9)%
Rodeway	**3**	**105**	**108**	—	75	75	NM	40%	44%
Economy	**4**	**185**	**189**	4	160	164	0%	16%	15%
MainStay	**9**	**1**	**10**	14	—	14	(36)%	NM	(29)%
Suburban	**14**	**8**	**22**	—	—	—	NM	NM	NM
Extended Stay	**23**	**9**	**32**	14	—	14	64%	NM	129%
Cambria Suites	**30**	—	**30**	13	—	13	131%	NM	131%
Total Domestic System	**288**	**432**	**720**	237	402	639	22%	7%	13%

Relicensing fees increased 14% to $11.7 million for the year ended December 31, 2006 from $10.3 million for the year ended December 31, 2005. Relicensing fees are charged to the new property owner of a franchised property whenever an ownership change occurs and the property remains in the franchise system. During 2006, relicensings increased 14% from 332 in 2005 to 378 for 2006.

Other income increased $3.0 million to $6.9 million for the year ended December 31, 2006 primarily due to an increase in liquidated damage collections related to the early termination of franchise agreements.

Selling, General and Administrative Expenses: The cost to operate the franchising business is reflected in selling, general and administrative expenses. Selling, general and administrative ("SG&A") expenses were $87.1 million for 2006, an increase of $8.9 million from the 2005 total of $78.2 million. As a percentage of revenues, excluding marketing and reservation fees and hotel operations, total SG&A expenses were 33.2% for 2006 compared to 34.0% for 2005. Expenses increased primarily due to higher compensation costs related to stock compensation, variable franchise sales compensation, the launch of the Company's Cambria Suites brand and the acquisition of Suburban. Despite the increase in expenses, SG&A as a percentage of franchise revenues declined since our variable overhead costs associated with franchise system growth have historically been less than incremental royalty fees generated from new franchises.

Depreciation and Amortization: Expenses increased $0.6 million to $9.7 million for 2006 primarily due to the acceleration of depreciation resulting from the renovation and replacement of furniture, fixtures and equipment at two of the Company-owned Mainstay Suites during the second quarter.

Marketing and Reservations: The Company's franchise agreements require the payment of franchise fees, which include marketing and reservation fees. The fees, which are based on a percentage of the franchisees' gross room revenues, are used exclusively by the Company for expenses associated with providing franchise services such as central reservation systems, national marketing and media advertising. The Company is contractually obligated to expend the marketing and reservation fees it collects from franchisees in accordance with the franchise agreements; as such, no income or loss to the Company is generated.

Total marketing and reservations revenues were $273.3 million and $237.8 million for 2006 and 2005, respectively. Depreciation and amortization attributable to marketing and reservation activities was $7.9 million and $7.6 million for the years ended December 31, 2006 and 2005, respectively. Interest expense attributable to reservation activities was $0.9 million and $1.1 million for 2006 and 2005, respectively. Marketing and reservation activities provided positive cash flow of $19.0 million and $19.4 million for the years ended December 31, 2006 and 2005, respectively. As of December 31,

2006 and 2005, the Company's balance sheet includes a receivable of $6.7 million and $13.2 million, respectively resulting from cumulative marketing expenses incurred in excess of cumulative marketing fee revenues earned. These receivables are recorded as an asset in the financial statements as the Company has the contractual authority to require that the franchisees in the system at any given point repay the Company for any deficits related to marketing and reservations activities. The Company's current franchisees are legally obligated to pay any assessment the Company imposes on its franchisees to obtain reimbursement of such deficit regardless of whether those constituents continue to generate gross room revenue. The Company has no present intention to accelerate repayment of the deficit from current franchisees. A payable has been recorded in the Company's balance sheet within other long-term liabilities related to cumulative reservation fee revenues received in excess of reservation fee expenses incurred totaling $8.4 million and $3.6 million at December 31, 2006 and 2005, respectively. Cumulative reservation and marketing fees not expended are recorded as a payable in the financial statements and are carried over to the next fiscal year and expended in accordance with the franchise agreements.

Other Income and Expenses, Net: Other income and expenses, net, declined $1.7 million to an expense of $11.3 million for 2006 from $13.0 million for 2005. This decline resulted primarily from a reduction in interest expense from $15.3 million to $14.1 million and a $0.9 million increase in interest income and the appreciation of investments held in the non-qualified employee benefit plans. Interest expense declined due to lower outstanding borrowings on the Company's variable rate debt offset by higher average interest rates. The Company's weighted average interest rate as of December 31, 2006 was 6.6% compared to 6.0% as of December 31, 2005. The increase in investment income and decline in interest expense was offset by a loss on extinguishment of debt of $0.3 million attributable to the refinancing of our senior credit facility during the second quarter of 2006 and a $0.4 million gain on sale of investments in the third quarter of 2005.

Income Taxes: The Company's effective income tax provision rate was 27.4% for 2006, compared to the effective income tax provision rate of 33.0% for 2005. The effective income tax rate declined primarily due to the resolution of provisions for income tax contingencies totaling approximately $12.8 million as well as an increase in the proportion of foreign income earned over the prior year period, which is taxed at lower rates than statutory federal income tax rates. The effective income tax rate for 2005 also includes additional tax expense of approximately $1.2 million related to the Company's repatriation of foreign earnings and a reduction of income tax expense related to the resolution of certain tax contingencies of approximately $4.9 million.

Net income for 2006 increased by 28.8% to $112.8 million, and diluted earnings per share increased 27% to $1.68 for 2006 from $1.32 reported for 2005.

Liquidity and Capital Resources

Net cash provided by operating activities declined $7.8 million to $146.1 million for the year ended December 31, 2007 from $153.9 million for the year ended December 31, 2006, respectively. The decline in cash flows from operating activities primarily reflects timing of working capital items and lower cash repayments from marketing and reservation activities compared to the prior year.

Net cash repayments related to marketing and reservation activities totaled $12.0 million during 2007 compared to repayments of $19.0 million during the year ended December 31, 2006. The Company expects marketing and reservation activities to be a use of cash between $1.0 million and $3.0 million in 2008.

Cash used in investing activities for the years ended December 31, 2007, 2006 and 2005 was $21.3 million, $17.3 million and $24.5 million, respectively. During 2005, investing cash flows included the payment of $7.3 million related to the Company's acquisition of Suburban. As a lodging franchisor, the Company has relatively low capital expenditure requirements. During the years ended December 31, 2007, 2006 and 2005, capital expenditures totaled $12.0 million, $7.7 million, and $11.5 million, respectively. Capital expenditures for 2007 primarily include leasehold improvements to the Company's facilities as well as upgrades of system-wide property and yield management systems and the purchase of computer equipment. In addition, the Company provides financing to franchisees for property improvements, hotel development efforts and other purposes. During 2007, 2006 and 2005, the Company advanced $7.4 million, $2.4 million and $2.7 million, respectively. At December 31, 2007, the Company had commitments to extend an additional $9.5 million in financing provided certain conditions are met by its franchisees of which $5.2 million is expected to be advanced in 2008.

Financing cash flows relate primarily to the Company's borrowings under its credit lines, treasury stock purchases and dividends. On June 16, 2006, the Company entered into a $350 million senior unsecured revolving credit agreement (the "Revolver"), with a syndicate of lenders. The proceeds from the Revolver were used to refinance and terminate a previous revolving facility. The Revolver allows the Company to borrow, repay and reborrow revolving loans up to $350 million (which includes swingline loans for up to $20 million and standby letters of credit up to $30 million) until the scheduled maturity date of June 16, 2011. The Company has the ability to request an increase in available borrowings under the Revolver by an additional amount of up to $150 million by obtaining the agreement of the existing lenders to increase their lending commitments or by adding additional lenders. The rate of interest generally applicable for revolving loans under the Revolver are, at the Company's option, equal to either (i) the greater of the prime rate or the federal funds effective rate plus 50 basis points, or (ii) an adjusted LIBOR rate plus a margin between 22 and 70 basis points based on the Company's credit rating. The Revolver requires the Company to pay a quarterly facility fee, based upon the credit rating of the Company, at a rate between 8 and 17 1/2 basis points, on the full amount of the commitment (regardless of usage). The Revolver also requires the payment of a quarterly usage fee, based upon the credit rating of the Company, at a rate between 10 and 12 1/2 basis points, on the amount outstanding under the commitment, at all times when the amount borrowed under the Revolver exceeds 50% of the total commitment. The Revolver includes customary financial and other covenants that require the maintenance of certain ratios including maximum leverage and interest coverage. The Revolver also restricts the Company's ability to make certain investments, incur certain debt, and dispose of assets, among other restrictions. At December 31, 2007, the Company was in compliance with all covenants under the Revolver. As of December 31, 2007, the Company had $172.4 million of revolving loans outstanding pursuant to the Revolver.

The proceeds from the Revolver are used for general corporate purposes, including working capital, debt repayment, stock repurchases, dividends and investments.

In 1998, the Company completed a $100 million senior unsecured note offering ("the Senior Notes") at a discount of $0.6 million, bearing a coupon rate of 7.13% with an effective rate of 7.22%. The Company used the net proceeds from the offering of approximately $99 million to repay amounts outstanding under the Company's previous credit facility. The Senior Notes will mature on May 1, 2008, with interest to be paid semi-annually. The Senior Notes have been classified as a long-term liability at December 31, 2007, since the Company's intention is to repay the Senior Notes upon maturity by utilizing the available capacity of the Revolver.

The Senior Notes contain a call provision that would require the Company to pay a premium if the Senior Notes were redeemed prior to their maturity. At December 31, 2007, the call provision would have resulted in a premium of $2.4 million.

The Company's Senior Notes are guaranteed jointly, severally, fully and unconditionally by 7 wholly-owned domestic subsidiaries. There are no legal or regulatory restrictions on the payment of dividends to Choice Hotels International, Inc. from subsidiaries that do not guarantee the Senior Notes.

The Company has a line of credit with a bank providing up to an aggregate of $10 million of borrowings which is due upon demand. The line of credit ranks pari-pasu (or equally) with the Revolver. Borrowings under the line of credit bear interest at rates established at the time of the borrowings based on prime minus 175 basis points. As of December 31, 2007, no amounts were outstanding pursuant to this line of credit.

In the second quarter of 2007, the Company repaid an outstanding note with a balance of $0.4 million by utilizing proceeds from the Revolver. The note had an original maturity date of January 1, 2009. This loan bore interest based on seventy percent of prime and required monthly principal and interest payments.

As December 31, 2007, total debt outstanding for the Company was $272.4 million. With the exception of the Company's Senior Notes, which are scheduled to mature in May 2008, no outstanding debt amounts at December 31, 2007 were scheduled to mature in the twelve months ending December 31, 2008.

Through December 31, 2007, the Company had purchased 38.6 million shares (including 33.0 million prior to the two-for-one stock split) of its common stock under its share repurchase program at a total cost of $895.9 million. Considering the effect of the two-for-one stock split in October 2005, the Company has repurchased 71.5 million shares at an average price of $12.52 per share. In September 2007, the board of directors authorized an increase under the Company's existing stock repurchase program to acquire up to an additional 3 million shares of its outstanding common stock. At December 31, 2007, the Company had approximately 62.1 million shares of common stock outstanding and had remaining authorization to purchase up to 3.2 million shares. Subsequent to December 31, 2007 through February 29, 2008, the Company had not repurchased any additional shares of its common stock.

In September 2005, the Company's board of directors increased the quarterly dividend rate to $0.13, or a 15.6% increase from the previously quarterly rate of $0.1125. This increase raised the annual dividend rate on the Company's common stock from $0.45 to $0.52 per share. Dividends paid in 2005 were approximately $30.2 million. In 2006, the Company's board of directors again increased the quarterly dividend rate to $0.15, a 15.4% increase from the previous quarterly rate of $0.13. This increase raised the annual dividend rate on the Company's common stock from $0.52 to $0.60 per share. Dividends paid in 2006 were approximately $35.4 million. In 2007, the Company's board of directors again increased the quarterly dividend rate to $0.17, a 13% increase from the previous quarterly rate of $0.15. This increase raises the annual dividend rate on the Company's common stock from $0.60 to $0.68 per share. Dividends paid in 2007 were approximately $40.1 million. Based on our present dividend rate and outstanding share count, aggregate annual dividends for 2008 would be approximately $42.0 million.

The Company expects to continue to return value to its shareholders through a combination of dividends and share repurchases, subject to market and other conditions.

During the first quarter of 2007, the Company recorded a $3.7 million charge in selling, general and administrative expenses for employee termination benefits relating to the termination of certain executive officers. Termination benefits include salary continuation of approximately $2.5 million, SERP curtailment expenses of $0.2 million and $1.0 million of accelerated share based compensation. As a result of those separations, the Company will remit to those officers approximately $1.5 million of cash termination benefits over the next twelve months as well as $1.0 million of deferred compensation and retirement plan obligations.

As of January 1, 2007 and December 31, 2007, the Company had $7.1 million and $6.7 million, respectively of total unrecognized tax benefits of which approximately $4.0 million and $3.5 million, respectively would affect the effective tax rate if recognized. These unrecognized tax benefits relate principally to state tax filing positions and stock-based compensation deductions. The Company believes it is reasonably possible it will recognize tax benefits of up to $1.6 million within the next twelve months. This is due to the anticipated lapse of applicable statutes of limitations regarding state tax positions and stock-based compensation deductions.

During 2005, the Company acquired 100% of the stock of Suburban Franchise Holding Company, Inc. ("Suburban") and its wholly owned subsidiary, Suburban Franchise Systems, Inc. Beginning on the third anniversary of the closing, the merger provided for contingent cash payments of up to $5.0 million to be made upon the satisfaction of certain criteria. During 2007, the Company has determined that the performance conditions can no longer be satisfied and therefore the contingent consideration will not be earned.

The following table summarizes our contractual obligations as of December 31, 2007

	Payment due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
			(in millions)		
Long-term debt[1]	$ 274.8	$ 2.4	$ —	$ 272.4	$ —
Operating lease obligations	32.9	5.8	10.8	10.5	5.8
Purchase obligations	0.5	0.5	—	—	—
Other long-term liabilities[2]	57.6	—	20.2	6.4	31.0
Total contractual cash obligations	$ 365.8	$ 8.7	$ 31.0	$ 289.3	$ 36.8

(1) Long-term debt amounts include interest on fixed rate debt obligations. The Senior Notes have been classified as a long term liability, since the Company's intention is to repay the Senior Notes upon maturity by utilizing the available capacity of the Revolver.

(2) The total amount of unrecognized tax benefits and the related interest and penalties totaled $8.0 million at December 31, 2007 and is not reflected in the Contractual Obligations table. We have several open tax positions, and it is possible that the amount of the liability for unrecognized tax benefits could change over the next year. While it is possible that one or more of these open positions may be resolved in the next year, it is not anticipated that a significant impact to the unrecognized tax benefit balance will occur.

The Company believes that cash flows from operations and available financing capacity are adequate to meet expected future operating, investing and financing needs of the business.

Off Balance Sheet Arrangements: In March 2006, the Company guaranteed $1 million of a bank loan funding a franchisee's construction of a Cambria Suites in Green Bay, Wisconsin. The guaranty was scheduled to expire in September 2010. In February 2007, the Company was released from its obligations under the March 2006 guaranty, and subsequently, on May 3, 2007, issued a new $1 million guaranty for a bank loan funding the construction for the same franchisee's Cambria Suites in Green Bay, Wisconsin. The guaranty expires in August 2010. The Company has received personal guarantees from several of the franchisee's principal owners related to the repayment of any amounts paid by the Company under the guaranty.

Inflation: Inflation has been moderate in recent years and has not had a significant impact on our business.

Seasonality: The hotel industry is seasonal in nature. For most of the Company's franchised hotels, demand is lower in December through March than during the remainder of the year. Our principal source of revenues is franchise fees based on the gross room revenues of our franchised properties. The Company's franchise fee revenues and operating income reflect the industry's seasonality and historically have been lower in the first quarter than in the second, third or fourth quarters.

Critical Accounting Policies

Our accounting policies comply with principles generally accepted in the United States. We have described below those policies that we believe are critical and require the use of complex judgment or significant estimates in their application. Additional discussion of these policies is included in Note 1 to our consolidated financial statements.

Revenue Recognition.

The Company accounts for initial, relicensing and continuing franchise fees in accordance with Statement of Financial Accounting Standards ("SFAS") No. 45, "Accounting for Franchise Fee Revenue." We recognize continuing franchise fees, including royalty, marketing and reservations fees, when earned and receivable from our franchisees. Franchise fees are typically based on a percentage of gross room revenues of each franchisee. Our estimate of the allowance for uncollectible royalty fees is charged to selling, general and administrative expense.

The Company may also enter into master development agreements ("MDAs") with developers that grant limited exclusive development rights and preferential franchise agreement terms for one-time, non-refundable fees. When these fees are not contingent upon the number of agreements executed under the MDA, the Company accounts for these up-front fees in accordance with Staff Accounting Bulletin ('SAB") No. 104, "Revenue Recognition" ("SAB No. 104") and recognizes the up-front fees over the MDAs' contractual life.

Initial franchise and relicensing fees are recognized, in most instances, in the period the related franchise agreement is executed because the initial franchise and relicensing fees are non-refundable and the Company has no continuing obligations related to the franchisee. We defer the initial franchise and relicensing fee revenue related to franchise agreements which include incentives until the incentive criteria are met or the agreement is terminated, whichever occurs first.

We account for brand solutions revenues from endorsed vendors in accordance with SAB 104. SAB 104 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. Pursuant to SAB 104, the Company recognizes brand solutions revenues when the services are performed or the product delivered, evidence of an arrangement exists, the fee is fixed and determinable and collectibility is probable. We defer the recognition of brand solutions revenues related to certain upfront fees and recognize them over a period corresponding to the Company's estimate of the life of the arrangement.

Marketing and Reservation Revenues and Expenses.

The Company records marketing and reservation revenues and expenses in accordance with Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," which requires that these revenues and expenses be recorded gross. In addition, net advances to and repayments from the franchise system for marketing and reservation activities are presented as cash flows from operating activities.

Reservation fees and marketing fees not expended in the current year are carried over to the next fiscal year and expended in accordance with the franchise agreements. Shortfall amounts are similarly recovered in subsequent years. Cumulative excess or shortfall amounts from the operation of these programs are recorded as a marketing or reservation fee payable or receivable. Under the terms of the franchise agreements, the Company may advance capital as necessary for marketing and reservation activities and recover such advances through future fees. Our current assessment is that the credit risk associated with the marketing fee receivable is mitigated due to our contractual right to recover these amounts from a large geographically dispersed group of franchisees.

Choice Privileges is our frequent guest incentive marketing program. Choice Privileges enables members to earn points based on their spending levels at participating brands and, to a lesser degree, through participation in affiliated partners' programs, such as those offered by credit card companies. The points may be redeemed for free accommodations or other benefits. Points cannot be redeemed for cash.

The Company collects a percentage of program members' room revenue from participating franchises. Revenues are deferred in an amount equal to the fair value of the future redemption obligation. A third-party actuary estimates the eventual redemption rates and point values using various actuarial methods. These judgmental factors determine the required liability for outstanding points. Upon redemption of the points, the Company recognizes the previously deferred revenue as well as the corresponding expense relating to the cost of the awards redeemed. Revenues in excess of the estimated future redemption obligation are recognized when earned to reimburse the Company for costs incurred to operate the program, including administrative costs, marketing, promotion and performing member services. Costs to operate the program, excluding estimated redemption values, are expensed when incurred.

Impairment Policy.

We evaluate the fair value of goodwill to assess potential impairments on an annual basis, or during the year if an event or other circumstance indicates that we may not be able to recover the carrying amount of the asset. We evaluate impairment of goodwill by comparing the fair value of our net assets with the carrying amount of goodwill. We evaluate the potential impairment of property and equipment and other long-lived assets, including franchise rights on an annual basis or whenever an event or other circumstance indicates that we may not be able to recover the carrying value of the asset. Our evaluation is based upon future cash flow projections. These projections reflect management's best assumptions and estimates. Significant management judgment is involved in developing these projections, and they include inherent uncertainties. If different projections had been used in the current period, the balances for non-current assets could have been materially impacted. Furthermore, if management uses different projections or if different conditions occur in future periods, future-operating results could be materially impacted.

Stock Compensation.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R requires that compensation cost relating to share based payment transactions be recognized in financial statements based on the fair value of the equity or liability instruments issued. Effective January 1, 2006, the Company adopted SFAS No. 123R using the modified prospective application method and began applying its provisions to: (i) new awards, (ii) awards modified subsequent to the adoption date and (iii) outstanding awards for which all requisite service had not yet been rendered. Under the modified-prospective application method, compensation costs were recognized on the unvested portion of awards beginning on January 1, 2006 based on the grant-date fair value used for pro-forma disclosures under SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure" over the remaining vesting period. Under this transition method, prior period results have not been restated. The adoption of SFAS No. 123R reduced operating income and net income by approximately $0.5 million and $0.3 million, respectively, and had no impact on earnings per share for the year ended December 31, 2006. The adoption did not have a material impact on the Company's operating income, net income or reported earnings per share for the year ended December 31, 2007 since the Company has been expensing share-based awards granted since January 1, 2003 under the provisions of SFAS No. 123. Cash flows from financing activities for the years ending December 31, 2007 and 2006 includes $6.2 million and $12.7 million, respectively in excess tax benefits from stock-based compensation resulting from the adoption of SFAS No. 123R. Under SFAS No. 123, cash flows from operating activities for the years ended December 31, 2005 included $9.9 million of excess tax benefits from stock-based compensation. Prior to January 1, 2003, the Company accounted for stock-based awards under APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25").

Prior to the adoption of SFAS No. 123R, no stock-based compensation cost was reflected in the accompanying consolidated statements of income related to the grant of stock options which occurred prior to January 1, 2003, because the Company accounted for those grants under APB Opinion No. 25 and all such stock options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Therefore, the cost related to stock-based employee compensation included in the determination of net income for the year ended 2005 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123. The effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 148 to all stock compensation for the year ended 2005 is set forth in Note 1 to our consolidated financial statements.

Income Taxes.

Our income tax expense and related balance sheet amounts involve significant management estimates and judgments. Judgments regarding realization of deferred tax assets and the ultimate outcome of tax-related contingencies represent key items involved in the determination of income tax expense and related balance sheet accounts.

The Company does not provide additional United States income taxes on undistributed earnings of consolidated foreign subsidiaries included in retained earnings. Such earnings could become taxable upon the sale or liquidation of these foreign subsidiaries or upon dividend repatriation. The Company's intent is for such earnings to be reinvested by the subsidiaries. On October 22, 2004, the American Jobs Creation Act of 2004 ("AJCA") was signed into law. The AJCA included a temporary on-time incentive for United States multinational corporations to repatriate accumulated income of foreign subsidiaries by providing an 85 percent dividends received deduction for qualifying dividends from controlled foreign corporations. The Company repatriated earnings pursuant to AJCA totaling $23.5 million in the fourth quarter of 2005 resulting in an income tax provision of $1.2 million.

Deferred tax assets represent items to be used as a tax deduction or credit in future tax returns for which we have already properly recorded the tax benefit in our income statement. Realization of our deferred tax assets reflects our tax planning strategies. We establish valuation allowances for deferred tax assets that we do not believe will be realized.

Tax assessments and resolution of tax contingencies may arise several years after tax returns have been filed. Predicting the outcome of such tax assessments involves uncertainty; however, we believe that recorded tax liabilities adequately account for our analysis of probable outcomes.

In June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109", ("FIN 48"). FIN 48 clarifies FASB Statement No. 109, "Accounting for Income Taxes" by prescribing a recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 was recorded in retained earnings and other accounts as applicable. Uncertain tax benefits of $7.1 million were recorded against tax contingencies and additional paid in capital as of January 1, 2007, which represents a $3.1 million increase in tax contingencies recorded as of December 31, 2006. Accrued interest and penalties of $0.1 million were recorded against retained earnings as of January 1, 2007.

Estimated interest and penalties related to the uncertain tax benefits are classified as a component of income tax expense in the consolidated statements of income and totaled $0.2 million for the year ended December 31, 2007. Accrued interest and penalties were $1.1 million and $1.3 million as of January 1, 2007 and December 31, 2007.

As of January 1, 2007 and December 31, 2007, the Company had $7.1 million and $6.7 million, respectively of total unrecognized tax benefits of which approximately $4.0 million and $3.5 million, respectively would affect the effective tax rate if recognized. Additions of $1.3 million represented unrecognized tax benefits for current year tax positions related to state tax positions and stock-based compensation deductions. Reductions of $1.6 million were due to lapse of applicable statutes of limitations. The Company believes it is reasonably possible it will recognize tax benefits of up to $1.6 million within the next twelve months. This is due to the anticipated lapse of applicable statutes of limitations regarding state tax positions and stock-based compensation deductions.

The Company's uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2003. Substantially all material state and local and foreign income tax matters have been concluded for years through 2003. U.S. federal income tax returns for 2004 through 2006 are currently open for examination.

Pension, Profit Sharing and Incentive Plans

The Company sponsors two non-qualified retirement savings and investment plans for certain employees and senior executives. Employee and Company contributions are maintained in separate irrevocable trusts. Legally, the assets of the trusts remain those of the Company; however, access to the trusts' assets is severely restricted. The trusts' cannot be revoked by the Company or an acquirer, but the assets are subject to the claims of the Company's general creditors. The participants do not have the right to assign or transfer contractual rights in the trusts. The Company accounts for these plans in accordance with Emerging Issues Task Force ("EITF") No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested." Pursuant to EITF 97-14, as of December 31, 2007 and December 31, 2006, the Company had recorded a deferred compensation liability of $36.5 million and $32.9 million, respectively. The change in the deferred compensation obligation related to changes in the fair value of the diversified investments held in trust and to earnings credited to participants is recorded in compensation expense. The diversified investments held in the trusts were $34.5 million and $31.5 million as of December 31, 2007 and December 31, 2006, respectively, and are recorded at their fair value, based on quoted market prices. The change in the fair value of the diversified assets held in trust is recorded in accordance with SFAS 115 as trading security income (loss) and is included in other income and expenses, net in the accompanying statements of income.

Effective December 31, 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)," ("SFAS No. 158") which requires employers to: (a) recognize in its statement of financial position an asset for a plan's over funded status or a liability for a plan's under funded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes were reported in comprehensive income of the Company. As a result of this adoption, the Company increased its pension benefit obligations at December 31, 2006 by approximately $2.6 million with a corresponding change, net of tax, reported in comprehensive income. See Notes 1 and 16 to our consolidated financial statements.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157") which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In November 2007, the FASB agreed to partially defer the effective date, for one year, of SFAS No. 157 for non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is currently evaluating the impact that SFAS No. 157 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value for Financial Assets and Financial Liabilities" ("SFAS No. 159") which provides reporting entities an option to report certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective as of the beginning of a reporting entity's first fiscal year beginning after November 15, 2007. The Company does not expect to elect the fair value measurement option of any financial assets or liabilities at the present time.

In December 2007, the FASB issued SFAS No. 160 ("SFAS 160"), "Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51". SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact, if any, the adoption of this statement will have on our consolidated financial statements.

In December 2007, the FASB issued SFAS Standards No. 141 (Revised 2007) ("SFAS 141R"), "Business Combinations". SFAS 141R will change the accounting for business combinations by requiring an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will also change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

Management's Report on Internal Control Over Financial Reporting

The management of Choice Hotels International, Inc. and its subsidiaries (together "the Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on management's assessment under those criteria, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Choice Hotels International, Inc. and subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' deficit and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Choice Hotels International, Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

McLean, Virginia
February 29, 2008

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2007	**2006**	**2005**
		(In thousands, except per share amounts)	
REVENUES:			
Royalty fees	**$ 236,346**	$ 211,645	$ 187,340
Initial franchise and relicensing fees	**33,389**	29,629	25,388
Brand solutions	**16,283**	13,945	13,382
Marketing and reservation	**316,827**	273,267	237,822
Hotel operations	**4,692**	4,505	4,293
Other	**7,957**	6,912	3,873
Total revenues	**615,494**	539,903	472,098
OPERATING EXPENSES:			
Selling, general and administrative	**101,590**	87,112	78,250
Depreciation and amortization	**8,637**	9,705	9,051
Marketing and reservation	**316,827**	273,267	237,822
Hotel operations	**3,241**	3,194	3,225
Total operating expenses	**430,295**	373,278	328,348
Operating income	**185,199**	166,625	143,750
OTHER INCOME AND EXPENSES:			
Interest expense	**14,293**	14,098	15,325
Interest and other investment income	**(1,750)**	(2,041)	(1,094)
Equity in net income of affiliates	**(1,230)**	(1,052)	(803)
Loss on extinguishment of debt	—	342	—
Other	—	—	(420)
Other income and expenses, net	**11,313**	11,347	13,008
Income before income taxes	**173,886**	155,278	130,742
Income taxes	**62,585**	42,491	43,177
Net income	**$ 111,301**	$ 112,787	$ 87,565
Weighted average shares outstanding-basic	**64,213**	65,387	64,429
Weighted average shares outstanding-diluted	**65,331**	67,050	66,336
Basic earnings per share	**$ 1.73**	$ 1.72	$ 1.36
Diluted earnings per share	**$ 1.70**	$ 1.68	$ 1.32
Cash dividends declared per share	**$ 0.64**	$ 0.56	$ 0.485

The accompanying notes are an integral part of these consolidated financial statements.

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(In thousands, except share amounts)	
ASSETS		
Current assets		
Cash and cash equivalents	$ **46,377**	$ 35,841
Receivables (net of allowance for doubtful accounts of $4,213 and $3,937, respectively)	**40,855**	41,694
Deferred income taxes	**2,387**	1,790
Investments, employee benefit plans, at fair value	**1,002**	—
Income taxes receivable	**1,698**	—
Other current assets	**13,632**	7,757
Total current assets	**105,951**	87,082
Property and equipment, at cost, net	**43,887**	42,802
Goodwill	**65,813**	65,813
Franchise rights and other identifiable intangibles, net	**31,979**	35,509
Receivable—marketing fees	**6,782**	6,662
Investments, employee benefit plans, at fair value	**33,488**	31,529
Deferred income taxes	**29,205**	22,451
Other assets	**11,279**	11,461
Total assets	$ **328,384**	$ 303,309
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current liabilities		
Current portion of long-term debt	$ —	$ 146
Accounts payable	**55,288**	41,816
Accrued expenses and other	**40,907**	45,306
Deferred revenue	**48,660**	47,167
Income taxes payable	**1,659**	5,356
Deferred compensation and retirement plan obligations	**1,002**	—
Total current liabilities	**147,516**	139,791
Long-term debt	**272,378**	172,390
Deferred compensation and retirement plan obligations	**43,132**	40,101
Other liabilities	**22,419**	13,407
Total liabilities	**485,445**	365,689
Commitments and Contingencies		
Common stock, $0.01 par value; 160,000,000 shares authorized; 95,345,362 shares issued at December 31, 2007 and 2006 and 62,091,679 and 66,355,553 shares outstanding at December 31, 2007 and 2006, respectively	**621**	664
Additional paid-in-capital	**86,243**	81,689
Accumulated other comprehensive (loss) income	**346**	(772)
Treasury stock (33,253,683 and 28,989,809 shares at December 31, 2007 and 2006, respectively), at cost	**(798,110)**	(627,311)
Retained earnings	**553,839**	483,350
Total shareholders' deficit	**(157,061)**	(62,380)
Total liabilities and shareholders' deficit	$ **328,384**	$ 303,309

The accompanying notes are an integral part of these consolidated financial statements.

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2007	2006	2005
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 111,301	$ 112,787	$ 87,565
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,637	9,705	9,051
Gain on sale of assets	—	—	(386)
Provision for bad debts	905	(163)	391
Non-cash stock compensation and other charges	11,392	10,644	5,288
Loss on extinguishment of debt	—	342	—
Non-cash interest and other (income) loss	29	(1,576)	(294)
Dividends received from equity method investees	1,245	1,095	681
Equity in net income of affiliates	(1,230)	(1,052)	(803)
Changes in assets and liabilities, net of acquisitions:			
Receivables	671	(3,007)	(2,415)
Receivable—marketing and reservation fees, net	11,997	19,049	19,393
Accounts payable	13,466	6,888	1,923
Accrued expenses and other	(5,364)	(7,631)	12,894
Income taxes payable/receivable	(5,395)	2,857	11,250
Deferred income taxes	(7,651)	(17,214)	(13,318)
Deferred revenue	1,493	15,036	8,822
Other assets	(2,559)	(1,724)	(2,040)
Other liabilities	7,198	7,892	(4,414)
Net cash provided by operating activities	146,135	153,928	133,588
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in property and equipment	(11,963)	(7,707)	(11,504)
Acquisitions, net of cash acquired	(343)	(826)	(7,314)
Purchases of investments, employee benefit plans	(8,686)	(10,515)	(8,929)
Proceeds from sales of investments, employee benefit plans	6,049	3,728	3,539
Issuance of notes receivable	(7,395)	(2,433)	(2,667)
Collection of notes receivable	1,806	868	462
Proceeds from disposition of assets	—	—	2,811
Other items, net	(728)	(446)	(929)
Net cash used in investing activities	(21,260)	(17,331)	(24,531)
CASH FLOWS FROM FINANCING ACTIVITIES			
Principal payments of long-term debt	(422)	(146)	(150)
Net borrowings (repayments) pursuant to revolving credit facility	100,199	(101,500)	(55,129)
Debt issuance costs	—	(477)	(193)
Excess tax benefits from stock-based compensation	6,209	12,699	—
Purchase of treasury stock	(185,935)	(1,365)	(49,154)
Dividends paid	(40,139)	(35,386)	(30,241)
Proceeds from exercise of stock options	5,749	8,498	14,213
Net cash used in financing activities	(114,339)	(117,677)	(120,654)
Net change in cash and cash equivalents	10,536	18,920	(11,597)
Cash and cash equivalents at beginning of period	35,841	16,921	28,518
Cash and cash equivalents at end of period	$ 46,377	$ 35,841	$ 16,921
Supplemental disclosure of cash flow information:			
Cash payments during the year for:			
Income taxes, net of refunds	$ 68,969	$ 56,629	$ 50,173
Interest	$ 14,031	$ 14,346	$ 16,053
Non-cash investing activities:			
Acquisitions, liabilities assumed	—	$ 1,701	$ 5,526
Non-cash financing activities:			
Declaration of dividends	$ 40,726	$ 36,859	$ 31,410
Income tax benefit realized related to stock options exercised	—	—	$ 9,872
Issuance of restricted shares of common stock	$ 6,343	$ 7,005	$ 8,491
Issuance of treasury stock to employee stock purchase plan	$ 604	$ 546	—

The accompanying notes are an integral part of these consolidated financial statements.

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT AND COMPREHENSIVE INCOME
(In thousands, except share amounts)

	Common Stock - Shares Outstanding	Common Stock - Par Value	Additional Paid-in-Capital	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Treasury Stock	Comprehensive income	Retained Earnings	Total
Balance as of December 31, 2004	32,312,433	$ 323	$ 76,869	$ 1,400	$ (1,600)	$ (631,312)		$ 351,267	$ (203,05
Comprehensive income									
Net income	—	—	—	—	—	—	$ 87,565	87,565	87,56
Other comprehensive income, net of tax:									
Foreign currency translation adjustments	—	—	—	—	—	—	(351)	—	(35
Amortization of deferred gain on hedge, net of taxes	—	—	—	—	—	—	(67)	—	(6
Unrealized loss on available for sale securities, net of taxes	—	—	—	—	—	—	(25)	—	(2
Reclassification adjustment for gains on available for sale securities included in net income	—	—	—	—	—	—	(98)	—	(9
Other comprehensive income	—	—	—	(541)	—	—	(541)	—	—
Comprehensive income							$ 87,024		
Exercise of stock options	1,275,737	13	2,087	—	—	21,997		—	24,09
Issuance and cancellation of restricted stock	149,283	1	(7,876)	—	—	7,875		—	—
Stock compensation related to stock options	—	—	1,806	—	—	—		—	1,80
Amortization of deferred compensation related to restricted stock grants	—	—	2,680	—	802	—		—	3,48
Dividends declared	—	—	—	—	—	—		(31,410)	(31,41
Treasury purchases	(1,107,466)	(11)	—	—	—	(49,111)		—	(49,12
Two-for-one common stock split	32,589,654	326	(326)	—	—	—		—	—
Balance as of December 31, 2005	65,219,641	$ 652	$ 75,240	$ 859	$ (798)	$ (650,551)		$ 407,422	$ (167,17
Comprehensive income									
Net income	—	—	—	—	—	—	$ 112,787	112,787	112,78
Other comprehensive income, net of tax:									
Foreign currency translation adjustments	—	—	—	—	—	—	314	—	31
Amortization of deferred gain on hedge, net of taxes	—	—	—	—	—	—	(67)	—	(6
Other comprehensive income	—	—	—	247	—	—	247	—	—
Comprehensive income							$ 113,034		
Exercise of stock options	1,037,979	11	3,249	—	—	17,937		—	21,19
Issuance and cancellation of restricted stock	114,500	1	(6,099)	—	—	6,098		—	—
Stock compensation related to stock options	—	—	4,023	—	—	—		—	4,02
Amortization of deferred compensation related to restricted stock grants	—	—	6,074	—	—	—		—	6,07
Dividends declared	—	—	—	—	—	—		(36,859)	(36,859
Treasury purchases	(28,793)	—	—	—	—	(1,341)		—	(1,341
Issuance of treasury shares	12,226	—	—	—	—	546		—	546
Reclassification required by SFAS No. 123R	—	—	(798)	—	798	—		—	—
Adjustment to initially apply SFAS No. 158, net of tax of $1.1 million	—	—	—	(1,878)	—	—		—	(1,878
Balance as of December 31, 2006	66,355,553	$ 664	$ 81,689	$ (772)	$ —	$ (627,311)		$ 483,350	$ (62,380
Comprehensive income									
Net income	—	—	—	—	—	—	**$ 111,301**	**111,301**	**111,301**
Other comprehensive income, net of tax:									
Amortization of pension related costs, net of tax									
Prior service costs	—	—	—	—	—	—	**27**	—	**27**
Actuarial loss	—	—	—	—	—	—	**37**	—	**37**
Pension curtailment and remeasurement, net of tax	—	—	—	—	—	—	**758**	—	**758**
Actuarial pension loss, net of tax	—	—	—	—	—	—	**(319)**	—	**(319**
Foreign currency translation adjustments	—	—	—	—	—	—	**682**	—	**682**
Amortization of deferred gain on hedge, net of taxes	—	—	—	—	—	—	**(67)**	—	**(67**
Other comprehensive income	—	—	—	**1,118**	—	—	**1,118**	—	—
Comprehensive income							**$ 112,419**		
Exercise of stock options	**565,261**	**6**	**2,297**	—	—	**9,508**			**11,811**
Issuance and cancellation of restricted stock	**113,684**	**1**	**(4,908)**	—	—	**4,907**		—	—
Stock compensation related to stock options	—	—	**3,378**	—	—	—		—	**3,378**
Amortization of deferred compensation related to restricted stock grants	—	—	**6,864**	—	—	—		—	**6,864**
Dividends declared	—	—	—	—	—	—		**(40,726)**	**(40,726)**
Treasury purchases	**(4,959,378)**	**(50)**	—	—	—	**(185,818)**		—	**(185,868)**
Issuance of treasury shares	**16,559**	—	—	—	—	**604**		—	**604**
Cumulative impact of the adoption of FIN 48	—	—	**(3,077)**	—	—	—		**(86)**	**(3,163)**
Balance as of December 31, 2007	**62,091,679**	**$ 621**	**$ 86,243**	**$ 346**	**$ —**	**$ (798,110)**		**$ 553,839**	**$ (157,061)**

The accompanying notes are an integral part of these consolidated financial statements.

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Company Information and Significant Accounting Policies

Company Information

Choice Hotels International, Inc. and subsidiaries (together "the Company") is in the business of hotel franchising. As of December 31, 2007, the Company had franchise agreements representing 5,570 open hotels and 1,093 hotels under development in 49 states, the District of Columbia and 39 countries and territories outside the United States under the brand names: Comfort Inn®, Comfort Suites®, Quality® , Clarion®, Sleep Inn®, Econo Lodge®, Rodeway Inn®, MainStay Suites®, Suburban Extended Stay Hotel®, Cambria Suites® and Flag Hotels®.

Our direct lodging property real estate exposure at December 31, 2007 and 2006 was limited to three company-owned MainStay Suites® hotels.

Principles of Consolidation

The consolidated financial statements include the accounts of Choice Hotels International, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

On October 30, 2006, the Company acquired 100% of the stock of Choice Hotels Franchise GmbH ("CHG"), a franchising business operating principally in Germany and surrounding countries. The results of CHG have been consolidated since October 30, 2006.

During 2006, the Company formed a wholly-owned subsidiary, Choice Hotels France SAS ("CHF"), which acquired the assets of a franchising business in continental Europe. The acquisition was completed on November 30, 2006 and the results of CHF have been included since that date.

During 2005, the Company acquired 100% of the stock of Suburban Franchise Holding Company, Inc. ("Suburban") (the "Suburban Transaction") and its wholly owned subsidiary, Suburban Franchise Systems, Inc. The results of Suburban have been consolidated since September 28, 2005.

Reclassifications in Consolidated Financial Statements

Marketing and reservation revenues and expenses in the prior years' financial statements have been reclassified to conform to the current year presentation with no effect on previously reported net income or shareholders' deficit.

Revenue Recognition

The Company accounts for initial, relicensing and continuing franchise fees in accordance with Statement of Financial Accounting Standards ("SFAS") No. 45, "Accounting for Franchise Fee Revenue." The Company enters into franchise agreements to provide franchisees with various marketing services, a centralized reservation system and limited non-exclusive rights to utilize the Company's registered tradenames and trademarks. These agreements typically have an initial term of up to twenty years with provisions permitting franchisees to terminate after five, ten, or fifteen years under certain circumstances. In most instances, initial franchise and relicensing fees are recognized upon execution of the franchise agreement because the initial franchise and relicensing fees are non-refundable and the Company has no continuing obligations related to the franchisee. The initial franchise and relicensing fees related to executed franchise agreements which include incentives, such as future potential rebates, are deferred and recognized when the incentive criteria are met or the agreement is terminated, whichever occurs first.

The Company may also enter into master development agreements ("MDAs") with developers that grant limited exclusive development rights and preferential franchise agreement terms for one-time, non-refundable fees. When these fees are not contingent upon the number of agreements executed under the MDA, the Company accounts for these up-front fees in accordance with Staff Accounting Bulletin ('SAB") No. 104, "Revenue Recognition" ("SAB No. 104") and recognizes the up-front fees over the MDAs' contractual life.

Royalty fees, which are typically based on a percentage of gross room revenues of each franchisee, are recorded when earned and receivable from the franchisee. An estimate of uncollectible royalty fees is charged to bad debt expense and included in selling, general and administrative expenses in the accompanying consolidated statements of income.

The Company generates brand solutions revenues from endorsed vendors. Brand solutions revenues are generally earned based on the level of goods or services purchased from endorsed vendors by hotel franchise owners and hotel guests who stay in the Company's franchised hotels. The Company accounts for brand solutions revenues in accordance with SAB No. 104 which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The Company recognizes brand solutions revenues when the services are performed or the product is delivered, evidence of an arrangement exists, the fee is fixed and determinable and collectibility is probable. SAB No. 104 requires the Company to defer the recognition of brand solution's revenues related to upfront fees. Such upfront fees are generally recognized over a period corresponding to the Company's estimate of the life of the arrangement.

Marketing and Reservation Revenues and Expenses

The Company's franchise agreements require the payment of certain marketing and reservation fees, which are used exclusively by the Company for expenses associated with providing franchise services such as national marketing, media advertising, central reservation systems and technology services. The Company is contractually obligated to expend the marketing and reservation fees it collects from franchisees in accordance with the franchise agreements; as such, no income or loss to the Company is generated. In accordance with our contracts, we include in marketing and reservation expenses an allocation of costs for certain activities, such as human resources, legal, accounting, etc., required to carry out marketing and reservation activities.

The Company records marketing and reservation revenues and expenses in accordance with Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," which requires that these revenues and expenses be recorded gross. In addition, net advances from and repayments related to marketing and reservation activities are presented as cash flows from operating activities.

Choice Privileges is our principal frequent guest loyalty program. Choice Privileges enables members to earn points based on their spending levels at participating brands and, to a lesser degree, through participation in affiliated partners' programs, such as those offered by credit card companies. The points, which we accumulate and track on the members' behalf, may be redeemed for free accommodations, airline frequent flier program miles or other benefits. Points cannot be redeemed for cash.

We provide Choice Privileges as a marketing program to participating hotels. The cost of operating the program, including the estimated cost of award redemptions, are charged to the participating hotels by collecting a percentage of program members' room revenue from participating franchises. Revenues are deferred equal to the estimated fair value of the future redemption obligation. A third-party actuary estimates redemption rates and point values using various actuarial methods. These judgmental factors determine the required liability for unredeemed points. Upon redemption of the points, the Company recognizes the previously deferred revenue as well as the corresponding expense relating to the cost of the awards redeemed. Revenues in excess of the estimated future redemption obligation are recognized when earned to reimburse the Company for costs incurred to operate the program, including administrative costs, marketing, promotion and performing member services. Costs to operate the program, excluding estimated redemption values, are expensed when incurred.

Accounts Receivable and Credit Risk

Accounts receivable consist primarily of franchise and related fees due from hotel franchises and are recorded at the invoiced amount. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance considering historical write-off experience and a review of aged receivable balances. However, the Company considers its credit risk associated with trade receivables and the receivable for marketing fees to be partially mitigated due to the dispersion of these receivables across a large number of geographically diverse franchisees.

The Company records bad debt expense in selling, general and administrative expenses and marketing and reservation expenses in the accompanying consolidated statements of income based on its assessment of the ultimate realizability of receivables considering historical collection experience and the economic environment. When the Company determines that an account is not collectible, the account is written-off to the associated allowance for doubtful accounts.

Advertising Costs

The Company expenses advertising costs as the advertising occurs in accordance with American Institute of Certified Public Accountants, Statement of Position 93-7, "Reporting on Advertising Costs." Advertising expense was $91.4 million, $74.4 million and $62.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. Prepaid advertising at December 31, 2007 and 2006 totaled $3.1 million and $2.7 million, respectively, and is included within other current assets in the accompanying consolidated balance sheet. The Company includes advertising costs primarily in marketing and reservation expenses on the accompanying consolidated statements of income.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less at the date of purchase to be cash equivalents. As of December 31, 2007 and 2006, $12.5 million and $7.8 million, respectively, of book overdrafts representing outstanding checks in excess of funds on deposit are included in accounts payable in the accompanying consolidated balance sheets.

The Company maintains cash balances in banks, which, at times, may exceed the limits of amounts insured by the Federal Deposit Insurance Corporation; however, because deposits are maintained at high quality financial institutions, the Company does not believe that there is a significant risk of loss of uninsured amounts.

Capitalization Policies

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or their useful lives. Major renovations, replacements and interest incurred during construction are capitalized. Upon sale or retirement of property, the cost and related accumulated depreciation are eliminated from the accounts and any related gain or loss is recognized in the accompanying consolidated statements of income. Maintenance, repairs and minor replacements are charged to expense as incurred.

Impairment Policy

The Company evaluates the impairment of property and equipment and other long-lived assets, including franchise rights and other definite-lived intangibles, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 states that an impairment of long-lived assets has occurred whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured based on net, undiscounted expected cash flows. Assets are considered to be impaired if the net, undiscounted expected cash flows are less than the carrying amount of the assets. Impairment charges are recorded based upon the difference between the carrying value and the fair value of the asset. The Company did not record any impairment on long-lived assets during the three years ended December 31, 2007.

The Company evaluates the impairment of goodwill and trademarks with indefinite lives in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," which requires intangible assets to be assessed on at least an annual basis for impairment using a fair value basis. Because the Company has one reporting unit pursuant to SFAS No. 142 the fair value of the Company's net assets are used to determine if goodwill may be impaired. The Company did not record any impairment of goodwill during the three years ended December 31, 2007, based on assessments performed by the Company. In addition, the Company did not record any impairment of trademarks during the three years ended December 31, 2007.

The Company evaluates the collectibility of notes receivable in accordance with SFAS No. 114, "Accounting by Creditors For Impairment of a Loan." SFAS No. 114 states that a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. All amounts due according to the contractual terms means that both the contractual interest payments and the contractual principal payments of a loan will be collected as scheduled in the loan agreement. The Company reviews outstanding notes receivable on a periodic basis to ensure that each is fully collectible. If the Company concludes that it will be unable to collect all amounts due, the Company will record an impairment charge based on the present value of expected future cash flows, discounted at the loan's effective interest rate. The Company recorded $0.2 million. $0.1 million and $0.2 million of impairment charges related to notes receivable during the years ended December 31, 2007, December 31, 2006 and December 31, 2005, respectively.

Deferred Financing Costs

Debt financing costs are deferred and amortized, using the effective interest method, over the term of the related debt. As of December 31, 2007 and 2006, unamortized deferred financing costs were $0.8 million and $1.0 million, respectively, and are included in other non-current assets in the accompanying consolidated balance sheets.

On June 16, 2006, the Company entered into a $350 million senior unsecured revolving credit agreement ("the Revolver"), with a syndicate of lenders. The proceeds from the Revolver were used to refinance and terminate the Company's revolving credit facility entered into in July 2004 ("2004 Facility"). The Company accounted for the refinancing of the 2004 Facility in accordance with Emerging Issues Task Force ("EITF") Issue No. 98-14, "Debtor's Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements" ("EITF No. 98-14"). Pursuant to EITF No. 98-14, the Company recorded a loss on extinguishment of debt of approximately $0.3 million during the year ended December 31, 2006.

Investments

The Company accounts for its investments in Choice Hotels Canada, Inc. ("CHC") and Choice Hospitality (India) Private Ltd ("CHN") in accordance with Accounting Principles Board Opinion ("APB") No. 18, "The Equity Method of Accounting for Investments in Common Stock." The Company accounted for its investment in the common stock of Choice Hotels Scandinavia ("CHS") in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and SFAS No. 130, "Reporting Comprehensive Income" until the sale of this investment in August 2005.

Derivatives

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires the recognition of the fair value of derivatives in the balance sheet, with changes in the fair value recognized either in earnings or as a component of other comprehensive income dependent upon the nature of the derivative. SFAS No. 133 also states that any deferred gain on previous hedging activity does not meet the definition of a liability, due to a lack of expected future cash flows and therefore should be included in comprehensive income. As of December 31, 2007 and 2006 the Company had no derivative financial instruments.

Stock-based compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R requires that compensation cost relating to share based payment transactions be recognized in financial statements based on the fair value of the equity or liability instruments issued. Effective January 1, 2006, the Company adopted SFAS No. 123R using the modified prospective application method and began applying its provisions to: (i) new awards, (ii) awards modified subsequent to the adoption date and (iii) outstanding awards for which all requisite service had not yet been rendered. Under the modified-prospective application method, compensation costs were recognized on the unvested portion of awards beginning on January 1, 2006 based on the grant-date fair value used for pro-forma disclosures under SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure" over the remaining vesting period. Under this transition method, prior period results have not been restated. The adoption of SFAS No. 123R reduced operating income and net income by approximately $0.5 million and $0.3 million, respectively, and had no impact on earnings per share for the year ended December 31, 2006. The adoption did not have a material impact on the Company's operating income, net income or reported earnings per share for the year ended December 31, 2007 since the Company has been expensing share-based awards granted since January 1, 2003 under the provisions of SFAS No. 123. Cash flows from financing activities for the years ending December 31, 2007 and 2006 includes $6.2 million and $12.7 million, respectively in excess tax benefits from stock-based compensation resulting from the adoption of SFAS No. 123R. Under SFAS No. 123, cash flows from operating activities for the year ended December 31, 2005 included $9.9 million of excess tax benefits from stock-based compensation. Prior to January 1, 2003, the Company accounted for stock-based awards under APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25").

SFAS No. 123R also requires the Company to calculate the pool of income tax benefits that were previously recorded in additional paid-in-capital and are available to absorb future income tax shortfalls that can result from the exercise or maturity of stock awards. The Company has calculated its windfall pool under the short-cut method based on the actual income tax benefits received from exercises and maturities of stock awards granted after October 15, 1997.

Prior to the adoption of SFAS No. 123R, no stock-based compensation cost was reflected in the accompanying consolidated statements of income related to the grant of stock options which occurred prior to January 1, 2003, because the Company accounted for those grants under APB No. 25 and all such stock options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Therefore, the cost related to stock-based employee compensation included in the determination of net income for the year ended December 31, 2005 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123.

The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards during the year ended December 31, 2005.

	December 31, 2005
	(In millions, except per share amounts)
Net income, as reported	$ 87.6
Stock-based employee compensation expense included in reported net income, net of related tax effects	2.9
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(4.7)
Pro forma, net income	$ 85.8
Earnings per share:	
Basic, as reported	$ 1.36
Basic, pro forma	$ 1.33
Diluted, as reported	$ 1.32
Diluted, pro forma	$ 1.29

The Company's stock-based compensation plans and related accounting policies are described more fully in Note 18.

Sales Taxes

The Company presents taxes collected from customers and remitted to governmental authorities on a net basis and therefore are excluded from our revenues in our consolidated financial statements.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company does not provide additional United States income taxes on undistributed earnings of consolidated foreign subsidiaries included in retained earnings. Such earnings could become taxable upon the sale or liquidation of these foreign subsidiaries or upon dividend repatriation. The Company's intent is for such earnings to be reinvested by the subsidiaries. On October 22, 2004, the American Jobs Creation Act of 2004 ("AJCA") was signed into law. The AJCA included a temporary one time incentive for United States multinational corporations to repatriate accumulated income of foreign subsidiaries by providing an 85 percent dividends received deduction for qualifying dividends from controlled foreign corporations. The Company repatriated earnings pursuant to AJCA totaling $23.5 million in the fourth quarter of 2005 resulting in an income tax provision of $1.2 million.

The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. Judgment is required in determining our worldwide income tax provision. In the ordinary course of global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of cost reimbursement arrangements among related entities. Although we believe our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Tax assessments and resolution of tax contingencies may arise several years after tax returns have been filed. Predicting the outcome of such tax assessments involves uncertainty; however, we believe that recorded tax liabilities adequately account for our analysis of probable outcomes. Resolution of these uncertainties in a manner inconsistent with the Company's expectations could have a material impact on the Company's results of operations.

Tax savings resulting from deductions greater than compensation cost reflected in net income, if any, for stock-based employee compensation is credited directly to additional paid in capital when realization of such benefit is fully assured.

In June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109", ("FIN 48"). FIN 48 clarifies FASB Statement No. 109, "Accounting for Income Taxes" by prescribing a recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 was recorded in retained earnings and other accounts as applicable. Uncertain tax benefits of $7.1 million were recorded against tax contingencies and additional paid in capital as of January 1, 2007, which represents a $3.1 million increase in tax contingencies recorded as of December 31, 2006. Accrued interest and penalties of $0.1 million were recorded against retained earnings as of January 1, 2007.

As of January 1, 2007 and December 31, 2007, the Company had $7.1 million and $6.7 million, respectively, of total unrecognized tax benefits of which approximately $4.0 million and $3.5 million, respectively, would affect the effective tax rate if recognized. Additions of $1.3 million represented unrecognized tax benefits for current year tax positions related to state tax positions and stock-based compensation deductions. Reductions of $1.6 million were due to lapse of applicable statutes of limitations. The Company believes it is reasonably possible it will recognize tax benefits of up to $1.6 million within the next twelve months. This is due to the anticipated lapse of applicable statutes of limitations regarding state tax positions and stock-based compensation deductions.

Estimated interest and penalties related to the uncertain tax benefits are classified as a component of income tax expense in the consolidated statements of income and totaled $0.2 million for the year ended December 31, 2007. Accrued interest and penalties were $1.1 million and $1.3 million as of January 1, 2007 and December 31, 2007.

The Company's uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2003. Substantially all material state and local and foreign income tax matters have been concluded for years through 2003. U.S. federal income tax returns for 2004 through 2006 are currently open for examination.

Earnings per Share

Earnings per share are computed under SFAS No. 128 "Earnings Per Share". Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding. Unvested restricted stock and performance vested restricted stock units ("PVRSU") are excluded from the computation of basic earnings per share because the shares have not yet been earned by the shareholder. Stock options are also excluded since they are not considered outstanding shares. Diluted earnings per share, assumes dilution and is computed based on the weighted-average number of common shares outstanding after consideration of the dilutive effect of stock options, unvested restricted stock and PVRSU. The effect of dilutive securities is computed using the treasury stock method and average market prices during the period. Dilutive securities with performance conditions are excluded from the computation until the performance conditions are met.

Use of Estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pension, Profit Sharing and Incentive Plans

The Company sponsors two non-qualified retirement savings and investment plans for certain employees and senior executives. Employee and Company contributions are maintained in separate irrevocable trusts. Legally, the assets of the trusts remain those of the Company; however, access to the trusts' assets is severely restricted. The trusts' cannot be revoked by the Company or an acquirer, but the assets are subject to the claims of the Company's general creditors. The participants do not have the right to assign or transfer contractual rights in the trusts. The Company accounts for these plans in accordance with EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested" ("EITF 97-14"). Pursuant to EITF 97-14, as of December 31, 2007 and December 31, 2006, the Company had recorded a deferred compensation liability of $36.5 million and $32.9 million, respectively. The change in the deferred compensation obligation related to changes in the fair value of the diversified investments held in trust and to earnings credited to participants is recorded in compensation expense. The diversified investments held in the trusts were $34.5 million and $31.5 million as of December 31, 2007 and December 31, 2006, respectively, and are recorded at their fair value, based on quoted market prices. The change in the fair value of the diversified assets held in trust is recorded in accordance with SFAS 115 as trading security income (loss) and is included in other income and expenses, net in the accompanying statements of income.

Effective December 31, 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)," ("SFAS No. 158") which requires employers to: (a) recognize in its statement of financial position an asset for a plan's over funded status or a liability for a plan's under funded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur.

As a result of this adoption, the Company increased its pension benefit obligations at December 31, 2006 by approximately $2.6 million with a corresponding change, net of tax, reported in accumulated other comprehensive income. The Company previously measured its plan assets and benefit obligation as of its fiscal year end and therefore no adjustments will be required resulting from the adoption of this provision. The following table illustrates the incremental effect of applying SFAS No. 158 on individual line items in the statement of financial position as of December 31, 2006.

	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
		(In thousands)	
Deferred compensation and retirement plan obligations	$ 37,463	$ 2,638	$ 40,101
Total liabilities	363,051	2,638	365,689
Deferred income taxes	21,329	1,122	22,451
Other assets (Intangible asset)	362	(362)	—
Total assets	302,549	760	303,309
Accumulated other comprehensive income	1,106	(1,878)	(772)
Total shareholders' deficit	(60,502)	(1,878)	(62,380)

The adoption of SFAS No. 158 had no effect on the Company's consolidated statements of income or cash flows for the year ended December 31, 2006, or for any prior period presented. See Note 16 to our consolidated financial statements.

Prior to the adoption of the recognition provisions of SFAS No. 158, the Company recorded the liability for its defined benefit post-retirement plans in accordance with SFAS No. 87, "Employers Accounting for Pensions" ("SFAS

No. 87"). SFAS No. 87 required that a liability (minimum pension liability) be recorded when the accumulated benefit obligation liability exceeded the fair value of plan assets. Under SFAS No. 87, changes in the funded status were not immediately recognized, rather they were deferred and recognized ratably over future periods.

2. Stock Split

On September 14, 2005, the Company's board of directors declared a two-for-one stock split effected in the form of a stock dividend. The stock dividend was distributed on October 21, 2005 to shareholders of record on October 7, 2005. As a result of the stock dividend, the accompanying consolidated financial statements reflect an increase in the number of outstanding shares of common stock and the transfer of the par value of these additional shares from paid-in-capital. Treasury shares were not split. Share data and earnings per share data in these consolidated financial statements reflect the stock split, applied retroactively, to all periods presented. Previously awarded stock options and restricted stock awards payable in the Company's common stock have been adjusted to reflect the stock dividend.

3. Other Current Assets

Other current assets consist of the following at:

	December 31,	
	2007	2006
	(In thousands)	
Prepaid expenses	**$ 9,952**	$ 7,444
Notes receivable	**3,444**	—
Other current assets	**236**	313
Total	**$ 13,632**	$ 7,757

During 2007, the Company provided short-term financing to a franchisee in support of the development of Cambria Suites properties. At December 31, 2007, these notes and accrued interest totaled \$3.4 million, net of a \$0.4 million allowance. The notes bear interest at 10% per annum and have been personally guaranteed by one of the franchisee's principal owners.

4. Property and Equipment

The components of property and equipment are:

	December 31,	
	2007	2006
	(In thousands)	
Land and land improvements	**$ 2,544**	$ 2,644
Facilities in progress and software under development	**653**	842
Computer equipment and software	**88,275**	108,546
Buildings and improvements	**38,010**	38,254
Furniture, fixtures and equipment	**12,864**	14,978
	142,346	165,264
Less: Accumulated depreciation and amortization	**(98,459)**	(122,462)
Property and equipment, at cost, net	**$ 43,887**	$ 42,802

On February 3, 2005, a parcel of land held for sale was sold for \$1.7 million resulting in a gain on disposition of property totaling \$0.1 million.

As facilities in progress are completed and placed in service, they are transferred to appropriate property and equipment categories and depreciation begins. Depreciation expense, excluding amounts attributable to marketing and reservation activities, for the years ended December 31, 2007, 2006 and 2005 was $3.0 million, $4.1 million and $4.0 million, respectively. Depreciation has been computed for financial reporting purposes using the straight-line method. A summary of the ranges of estimated useful lives upon which depreciation rates are based follows:

Computer equipment and software	3-7 years
Buildings and improvements	3-40 years
Furniture, fixtures and equipment	3-15 years

5. Goodwill, Franchise Rights and Other Intangibles

Goodwill relates to the purchase price of a minority interest in the Company for consideration in excess of the recorded minority interest and the Suburban Transaction. The components of goodwill are as follows:

	December 31,	
	2007	2006
	(In thousands)	
Minority interest	**$ 60,620**	$ 60,620
Suburban Transaction (See Note 15)	**5,193**	5,193
Total	**$ 65,813**	$ 65,813

Pursuant to SFAS No. 142, the Company is not required to amortize goodwill.

Franchise rights totaling $28.3 million and $31.8 million at December 31, 2007 and 2006, respectively, represent the unamortized purchase price assigned to acquire long-term franchise contracts. As of December 31, 2007 and 2006, the unamortized balance relates primarily to the Econo Lodge, Suburban Extended Stay Hotel and Flag franchise rights. The franchise rights are being amortized over lives ranging from 5 to 17 years. Amortization expense for the years ended December 31, 2007, 2006 and 2005 amounted to $4.0 million, $4.0 million and $3.6 million, respectively. Franchise rights are net of accumulated amortization of $53.9 million and $49.8 million at December 31, 2007 and 2006, respectively.

The estimated annual amortization expense related to the Company's franchise rights for each of the years ending December 31, 2008 through 2012 is as follows:

Year	(In millions)
2008	$ 3.8
2009	3.8
2010	3.8
2011	3.8
2012	3.8

Franchise rights and other identifiable intangible assets include approximately $3.7 million of unamortized intangible assets related to trademarks at December 31, 2007 and 2006, respectively. Trademarks acquired in the Suburban acquisition have an indefinite life and therefore pursuant to SFAS 142 no amounts have been amortized. The costs of registering and renewing existing trademarks are being amortized over ten years. Amortization expense for the years ended December 31, 2007, 2006 and 2005 amounted to $0.5 million, $0.5 million and $0.5 million, respectively. Trademarks are net of accumulated amortization of $4.8 million and $4.2 million at December 31, 2007 and 2006, respectively.

The estimated annual amortization expense related to the Company's trademarks for each of the years ending December 31, 2008 through 2012 is as follows:

Year	(In millions)
2008	$ 0.5
2009	0.5
2010	0.5
2011	0.3
2012	0.3

6. Receivable-Marketing and Reservation Fees

The Company's franchise agreements require the payment of franchise fees, which include marketing and reservation fees. The Company is obligated to use the marketing and reservation fees it assesses against the current franchisees comprising its various hotel brand systems to provide marketing and reservation services appropriate for the successful operation of the systems. In discharging its obligation to provide sufficient and appropriate marketing and reservation services, the Company has the right to expend funds in an amount reasonably necessary to ensure the provision of such services, whether or not such amount is currently available to the Company for reimbursement. The franchise agreements provide the Company the right to advance monies to the franchise system when the needs of the system surpass the balances currently available.

Under the terms of these agreements, the Company has the legally enforceable right to assess and collect from its current franchisees fees sufficient to pay for the marketing and reservation services the Company has procured for the benefit of the franchise system, including fees to reimburse the Company for past services rendered. The Company has the contractual authority to require that the franchisees in the system at any given point repay any deficits related to marketing and reservation activities. The Company's current franchisees are legally obligated to pay any assessment the Company imposes on its franchisees to obtain reimbursement of such deficit regardless of whether those constituents continue to generate gross room revenue. The Company has no present intention to accelerate repayment of the deficit from current franchisees. Cumulative reservation and marketing fees not expended are recorded as a payable in the financial statements and are carried over to the next fiscal year and expended in accordance with the franchise agreements.

The marketing fees receivable at December 31, 2007 and 2006 was $6.8 million and $6.7 million, respectively. As of December 31, 2007 and 2006, cumulative reservation fees collected exceeded expenses by $11.9 million and $8.4 million, respectively and the excess has been reflected as an other long-term liability in the accompanying consolidated balance sheets. Depreciation and amortization expense attributable to marketing and reservation activities for the years ended December 31, 2007, 2006 and 2005 was $8.3 million, $7.9 million and $7.6 million, respectively. Interest expense attributable to reservation activities was $0.5 million, $0.9 million and $1.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

7. Other Assets

Other assets consist of the following at:

	December 31,	
	2007	2006
	(In thousands)	
Forgivable notes receivable	**$ 7,637**	$ 9,083
Other notes receivable	**1,492**	—
Investments in equity method investees	**384**	337
Other assets	**1,766**	2,041
Total	**$ 11,279**	$ 11,461

Forgivable Notes Receivable

From time to time, the Company provides financing to franchisees for property improvements and other purposes in the form of forgivable promissory notes. The terms of the notes range from 3 to 10 years, bearing market interest rates, and are forgiven and amortized over that time period if the franchisee remains in the system in good standing. As of December 31, 2007 and 2006, the unamortized balance of these notes totaled $7.6 million and $9.1 million, net of allowance of $0.8 million and $1.0 million, respectively. Amortization expense included in the accompanying consolidated statements of income related to the notes was $1.8 million, $1.8 million and $1.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007, the Company had commitments to extend an additional $7.3 million in interest-free notes receivable provided certain commitments are met by its franchisees.

Other Notes Receivable

During 2007, the Company provided financing to a franchisee in support of the development of Cambria Suites properties. At December 31, 2007, the balance of these notes totaled $1.5 million, net of a $0.2 million allowance. In March 2007, the Company advanced $1 million bearing no interest and due on April 1, 2009. The note receivable was recorded at a $0.1 million discount based on an effective interest rate of 8.25%. In December 2007, the Company advanced an additional $0.8 million in support of these Cambria Suites development projects and has a commitment to advance an additional $2.2 million during 2008 under this promissory note. This note bears interest at 10% per annum and is due and payable on April 1, 2009. These notes have been personally guaranteed by one of the franchisee's principal owners.

8. Transactions with Sunburst

Effective October 15, 1997, Choice Hotels International, Inc. ("CHI"), which at that point included both the franchising business and owned hotel business, separated the businesses via a spin-off of the Company. CHI changed its name to Sunburst Hospitality Corporation (referred to hereafter as "Sunburst"). As part of the spin-off, Sunburst and the Company entered into a strategic alliance agreement. Among other things, the strategic alliance agreement, as amended, provided for the determination of liquidated damages related to the termination of Choice branded Sunburst properties. The liquidated damage provisions extend through the life of existing Sunburst franchise agreements. As of December 31, 2007, Sunburst operates 26 hotels under franchise with the Company.

Total franchise fees, including royalty, marketing and reservation fees, paid by Sunburst to the Company, included in the accompanying consolidated financial statements were $5.2 million, $5.0 million and $5.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. As of December 31, 2007 and 2006, accounts receivable included $0.4 million due from Sunburst.

9. Accrued Expenses and Other

Accrued expenses and other consists of the following:

	December 31,	
	2007	**2006**
	(In thousands)	
Accrued salaries and benefits	**$ 25,060**	$ 27,752
Dividends payable	**10,499**	9,912
Accrued interest	**1,228**	1,432
Other liabilities and contingencies	**4,120**	6,210
Total	**$ 40,907**	$ 45,306

Other liabilities and contingencies at December 31, 2006 include accruals for the current portion of estimated tax contingencies. These accruals were recorded for potential exposures involving tax positions that could be challenged by taxing authorities.

10. Deferred Revenue

Deferred revenue consists of the following:

	December 31,	
	2007	2006
	(In thousands)	
Loyalty programs	$ 43,488	$ 39,622
Initial, relicensing and franchise fees	4,151	3,241
Brand solution fees	1,021	4,304
Total	$ 48,660	$ 47,167

11. Long-Term Debt

Debt consists of the following at:

	December 31,	
	2007	2006
	(In thousands)	
$350 million senior unsecured revolving credit facility with an effective rate of 5.23% and 5.72% at December 31, 2007 and 2006, respectively	$ 172,400	$ 72,200
$100 million senior notes with an effective rate of 7.22% at December 31, 2007 and 2006, respectively	99,978	99,914
Other notes with an average effective rate of 5.78% at December 31, 2006	—	422
Total debt	$ 272,378	$ 172,536
Less current portion	—	(146)
Total long-term debt	$ 272,378	$ 172,390

Scheduled principal maturities of debt as of December 31, 2007 were as follows:

Year	(In thousands)
2008	$ —
2009	—
2010	—
2011	272,378
2012	—
Total	$ 272,378

On June 16, 2006, the Company entered into a $350 million senior unsecured revolving credit agreement (the "Revolver"), with a syndicate of lenders. The proceeds from the Revolver were used to refinance and terminate a previous revolving facility. The Revolver allows the Company to borrow, repay and reborrow revolving loans up to $350 million (which includes swingline loans for up to $20 million and standby letters of credit up to $30 million) until the scheduled maturity date of June 16, 2011. The Company has the ability to request an increase in available borrowings under the Revolver by an additional amount of up to $150 million by obtaining the agreement of the existing lenders to increase their lending commitments or by adding additional lenders. The rate of interest generally applicable for revolving loans under the Revolver are, at the Company's option, equal to either (i) the greater of the prime rate or the federal funds effective rate plus 50 basis points, or (ii) an adjusted LIBOR rate plus a margin between 22 and 70 basis points based on the Company's credit rating. The Revolver requires the Company to pay a quarterly facility fee, based upon the credit rating of the Company, at a rate between 8 and 17 1/2 basis points, on the full amount of the commitment (regardless of usage). The Revolver also requires the payment of a quarterly usage fee, based upon the credit rating of the Company, at a rate between 10 and 12 1/2 basis points, on the amount outstanding under the commitment, at all times when the amount borrowed under the Revolver exceeds 50% of the total commitment. The Revolver includes customary financial and other covenants that require the maintenance of certain ratios including maximum leverage and interest coverage. At

December 31, 2007, the Company was in compliance with all covenants under the Revolver. The Revolver also restricts the Company's ability to make certain investments, incur certain debt, and dispose of assets, among other restrictions.

In 1998, the Company completed a $100 million senior unsecured note offering ("the Senior Notes") at a discount of $0.6 million, bearing a coupon rate of 7.13% with an effective rate of 7.22%. The Company used the net proceeds from the offering of approximately $99 million to repay amounts outstanding under the Company's previous credit facility. The Senior Notes will mature on May 1, 2008, with interest on the Senior Notes to be paid semi-annually. The Senior Notes have been classified as a long-term liability at December 31, 2007, since the Company's intention is to repay the Senior Notes upon maturity by utilizing the available capacity of the Revolver.

The Senior Notes contain a call provision that would require the Company to pay a premium if the Senior Notes were redeemed prior to their maturity. At December 31, 2007, the call provision would have resulted in a premium of $2.4 million.

The Company has a line of credit with a bank providing up to an aggregate of $10 million of borrowings which is due upon demand. The line of credit ranks pari-pasu (or equally) with the Revolver. Borrowings under the line of credit bear interest at rates established at the time of the borrowings based on prime minus 175 basis points. There were no amounts outstanding under this line of credit at December 31, 2007 and 2006.

In the second quarter of 2007, the Company repaid an outstanding note with a balance of $0.4 million by utilizing proceeds from the Revolver. The note had an original maturity date of January 1, 2009. This loan bore interest based on seventy percent of prime and required monthly principal and interest payments.

12. Other Non-Current Liabilities

Other non-current liabilities consist of the following at:

	December 31,	
	2007	2006
	(In thousands)	
Deferred revenue	$ 1,796	$ 1,841
Reservation fees collected in excess of expenditures	11,907	8,415
Other liabilities and contingencies	8,716	3,151
Total	$ 22,419	$ 13,407

Other liabilities and contingencies include long-term deposits and accruals for tax contingencies. These accruals have been recorded for potential exposures involving tax positions that could be challenged by taxing authorities.

13. Condensed Consolidating Financial Statements

Effective July 14, 2006, the Company's Senior Notes are guaranteed jointly, severally, fully and unconditionally by 7 wholly-owned domestic subsidiaries. There are no legal or regulatory restrictions on the payment of dividends to Choice Hotels International, Inc. from subsidiaries that do not guarantee the Senior Notes. As a result of these guarantee arrangements, the following condensed consolidating financial statements are presented. Investments in subsidiaries are accounted for under the equity method of accounting.

Choice Hotels International, Inc.
Condensed Consolidating Statement of Income
For the Year Ended December 31, 2007
(In Thousands)

	Choice Hotels International, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:					
Royalty fees	$ 213,923	$103,421	$ 23,046	$(104,044)	**$ 236,346**
Initial franchise and relicensing fees	33,389	—	—	—	**33,389**
Brand solutions	16,283	—	—	—	**16,283**
Marketing and reservation	274,691	296,080	15,035	(268,979)	**316,827**
Other items, net	7,957	4,692	—	—	**12,649**
Total revenues	546,243	404,193	38,081	(373,023)	**615,494**
OPERATING EXPENSES:					
Selling, general and administrative	99,623	95,076	10,935	(104,044)	**101,590**
Marketing and reservation	288,436	283,989	13,381	(268,979)	**316,827**
Other items, net	3,204	7,664	1,010	—	**11,878**
Total operating expenses	391,263	386,729	25,326	(373,023)	**430,295**
Operating income	154,980	17,464	12,755	—	**185,199**
OTHER INCOME AND EXPENSES:					
Interest expense	14,796	(501)	(2)	—	**14,293**
Equity in earnings of consolidated subsidiaries	(24,990)	—	—	24,990	—
Other items, net	(506)	(280)	(2,194)	—	**(2,980)**
Total other income and expenses, net	(10,700)	(781)	(2,196)	24,990	**11,313**
Income before income taxes	165,680	18,245	14,951	(24,990)	**173,886**
Income taxes	54,379	6,291	1,915	—	**62,585**
Net income	$ 111,301	$ 11,954	$ 13,036	$ (24,990)	**$ 111,301**

Choice Hotels International, Inc.
Condensed Consolidating Statement of Income
For the Year Ended December 31, 2006
(In Thousands)

	Choice Hotels International, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:					
Royalty fees	$ 194,673	$ 95,077	$ 17,095	$ (95,200)	**$ 211,645**
Initial franchise and relicensing fees	29,629	—	—	—	**29,629**
Brand solutions	13,945	—	—	—	**13,945**
Marketing and reservation	232,407	256,916	9,266	(225,322)	**273,267**
Other items, net	6,912	4,505	—	—	**11,417**
Total revenues	477,566	356,498	26,361	(320,522)	**539,903**
OPERATING EXPENSES:					
Selling, general and administrative	90,810	85,867	5,635	(95,200)	**87,112**
Marketing and reservation	246,239	244,566	7,784	(225,322)	**273,267**
Other items, net	3,197	8,879	823	—	**12,899**
Total operating expenses	340,246	339,312	14,242	(320,522)	**373,278**
Operating income	137,320	17,186	12,119	—	**166,625**
OTHER INCOME AND EXPENSES:					
Interest expense	14,810	(770)	58	—	**14,098**
Equity in earnings of consolidated subsidiaries	(24,806)	—	—	24,806	—
Other items, net	66	(1,407)	(1,410)	—	**(2,751)**
Total other income and expenses, net	(9,930)	(2,177)	(1,352)	24,806	**11,347**
Income before income taxes	147,250	19,363	13,471	(24,806)	**155,278**
Income taxes	34,463	6,594	1,434	—	**42,491**
Net income	$ 112,787	$ 12,769	$ 12,037	$ (24,806)	**$ 112,787**

Choice Hotels International, Inc.
Condensed Consolidating Statement of Income
For the Year Ended December 31, 2005
(In Thousands)

	Choice Hotels International, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:					
Royalty fees	$ 175,508	$ 84,449	$ 11,621	$ (84,238)	**$ 187,340**
Initial franchise and relicensing fees	25,388	—	—	—	**25,388**
Brand solutions	13,382	—	—	—	**13,382**
Marketing and reservation	198,542	218,720	7,655	(187,095)	**237,822**
Other items, net	3,819	4,347	—	—	**8,166**
Total revenues	416,639	307,516	19,276	(271,333)	**472,098**
OPERATING EXPENSES:					
Selling, general and administrative	75,318	75,889	11,372	(84,329)	**78,250**
Marketing and reservation	207,211	210,969	6,646	(187,004)	**237,822**
Other items, net	3,686	7,781	809	—	**12,276**
Total operating expenses	286,215	294,639	18,827	(271,333)	**328,348**
Operating income	130,424	12,877	449	—	**143,750**
OTHER INCOME AND EXPENSES:					
Interest expense	16,380	(1,059)	4	—	**15,325**
Equity in earnings of consolidated subsidiaries	(8,370)	—	—	8,370	—
Other items, net	(181)	(877)	(1,259)	—	**(2,317)**
Total other income and expenses, net	7,829	(1,936)	(1,255)	8,370	**13,008**
Income before income taxes	122,595	14,813	1,704	(8,370)	**130,742**
Income taxes	35,030	7,601	546	—	**43,177**
Net income	$ 87,565	$ 7,212	$ 1,158	$ (8,370)	**$ 87,565**

Choice Hotels International, Inc.
Condensed Consolidating Balance Sheet
As of December 31, 2007
(In thousands)

	Choice Hotels International, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Cash and cash equivalents	$ 8,777	$ 196	$ 37,404	$ —	**$ 46,377**
Receivables	34,489	1,119	5,247	—	**40,855**
Other current assets	15,482	10,824	352	(7,939)	**18,719**
Total current assets	58,748	12,139	43,003	(7,939)	**105,951**
Property and equipment, at cost, net	17,150	25,788	949	—	**43,887**
Goodwill	60,620	5,193	—	—	**65,813**
Franchise rights and other identifiable intangibles, net	21,213	5,808	4,958	—	**31,979**
Investments, employee benefit plans, at fair value	—	33,488	—	—	**33,488**
Investment in and advances to affiliates	231,758	149,093	61,750	(442,601)	**—**
Receivable, marketing fees	6,782	—	—	—	**6,782**
Deferred income taxes	—	39,417	1,886	(12,098)	**29,205**
Other assets	2,150	8,303	1,039	(213)	**11,279**
Total assets	$ 398,421	$279,229	$ 113,585	$ (462,851)	**$ 328,384**
LIABILITIES AND SHAREHOLDERS' DEFICIT					
Accounts payable	$ 12,757	$ 38,570	$ 3,961	$ —	**$ 55,288**
Accrued expenses and other	14,049	25,630	1,228	—	**40,907**
Deferred revenue	5,152	43,084	424	—	**48,660**
Other current liabilities	—	8,595	2,005	(7,939)	**2,661**
Total current liabilities	31,958	115,879	7,618	(7,939)	**147,516**
Long-term debt	272,378	—	—	—	**272,378**
Deferred compensation & retirement plan obligations	—	43,129	3	—	**43,132**
Advances from affiliates	217,694	6,363	59,006	(283,063)	**—**
Deferred income taxes	12,098	—	—	(12,098)	**—**
Other liabilities	21,354	587	691	(213)	**22,419**
Total liabilities	555,482	165,958	67,318	(303,313)	**485,445**
Total shareholders' deficit	(157,061)	113,271	46,267	(159,538)	**(157,061)**
Total liabilities and shareholders' deficit	$ 398,421	$279,229	$ 113,585	$ (462,851)	**$ 328,384**

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Choice Hotels International, Inc.
Condensed Consolidating Balance Sheet
As of December 31, 2006
(In thousands)

	Choice Hotels International, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Cash and cash equivalents	$ 10,072	$ 213	$ 25,556	$ —	**$ 35,841**
Receivables	35,885	358	5,451	—	**41,694**
Other current assets	9,317	7,489	645	(7,904)	**9,547**
Total current assets	55,274	8,060	31,652	(7,904)	**87,082**
Property and equipment, at cost, net	17,270	24,793	739	—	**42,802**
Goodwill	60,620	5,193	—	—	**65,813**
Franchise rights and other identifiable intangibles, net	23,885	6,427	5,197	—	**35,509**
Investments, employee benefit plans, at fair value	—	31,529	—	—	**31,529**
Investment in and advances to affiliates	184,223	129,728	47,947	(361,898)	**—**
Receivable, marketing fees	6,972	—	—	(310)	**6,662**
Deferred income taxes	—	33,842	728	(12,119)	**22,451**
Other assets	1,055	10,170	236	—	**11,461**
Total assets	$ 349,299	$ 249,742	$ 86,499	$ (382,231)	**$ 303,309**
LIABILITIES AND SHAREHOLDERS' DEFICIT					
Current portion of long-term debt	$ 146	$ —	$ —	$ —	**$ 146**
Accounts payable	9,503	28,735	3,578	—	**41,816**
Accrued expenses and other	14,988	28,617	1,701	—	**45,306**
Deferred revenue	7,485	39,622	60	—	**47,167**
Income taxes payable	—	11,587	1,673	(7,904)	**5,356**
Total current liabilities	32,122	108,561	7,012	(7,904)	**139,791**
Long-term debt	172,390	—	—	—	**172,390**
Deferred compensation & retirement plan obligations	—	40,099	2	—	**40,101**
Advances from affiliates	182,114	5,609	41,032	(228,755)	**—**
Payable, marketing fees	—	310	—	(310)	**—**
Deferred income taxes	12,119	—	—	(12,119)	**—**
Other liabilities	12,934	—	473	—	**13,407**
Total liabilities	411,679	154,579	48,519	(249,088)	**365,689**
Total shareholders' deficit	(62,380)	95,163	37,980	(133,143)	**(62,380)**
Total liabilities and shareholders' deficit	$ 349,299	$ 249,742	$ 86,499	$ (382,231)	**$ 303,309**

Choice Hotels International, Inc.
Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2007
(In thousands)

	Choice Hotels International, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash Provided from Operating Activities	$130,107	$ 3,367	$12,661	—	**$146,135**
Cash Flows From Investing Activities					
Investment in property and equipment	(5,492)	(5,968)	(503)	—	**(11,963)**
Purchases of investments, employee benefit plans	—	(8,686)	—		**(8,686)**
Proceeds from the sales of investments, employee benefit plans	—	6,049	—		**6,049**
Issuance of notes receivable	(6,387)	(1,008)	—	—	**(7,395)**
Collection of notes receivable	1,075	731	—	—	**1,806**
Other items, net	(622)	(139)	(310)	—	**(1,071)**
Net Cash Used in Investing Activities	(11,426)	(9,021)	(813)	—	**(21,260)**
Cash Flows from Financing Activities					
Principal payments of long-term debt	(422)	—	—	—	**(422)**
Net borrowings pursuant to revolving credit facility	100,199	—	—	—	**100,199**
Purchase of treasury stock	(185,935)	—	—	—	**(185,935)**
Excess tax benefits from stock-based compensation	572	5,637	—		**6,209**
Dividends paid	(40,139)	—	—	—	**(40,139)**
Proceeds from exercise of stock options	5,749	—	—	—	**5,749**
Net Cash Provided (Used) from Financing Activities	(119,976)	5,637	—	—	**(114,339)**
Net change in cash and cash equivalents	(1,295)	(17)	11,848	—	**10,536**
Cash and cash equivalents at beginning of period	10,072	213	25,556	—	**35,841**
Cash and Cash Equivalents at End of Period	$ 8,777	$ 196	$37,404	—	**$ 46,377**

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Choice Hotels International, Inc.
Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2006
(In thousands)

	Choice Hotels International, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash Provided from Operating Activities	$ 135,251	$ 1,550	$ 17,127	—	$153,928
Cash Flows From Investing Activities					
Investment in property and equipment	(4,281)	(3,295)	(131)	—	(7,707)
Purchases of investments, employee benefit plans	—	(10,515)	—		(10,515)
Proceeds from the sales of investments, employee benefit plans	—	3,728	—		3,728
Issuance of notes receivable	—	(2,433)	—	—	(2,433)
Other items, net	(1,223)	1,280	(461)	—	(404)
Net Cash Used in Investing Activities	(5,504)	(11,235)	(592)	—	(17,331)
Cash Flows from Financing Activities					
Principal payments of long-term debt	(146)	—	—	—	(146)
Net repayments pursuant to revolving credit facilities	(101,500)	—	—	—	(101,500)
Purchase of treasury stock	(1,365)	—	—	—	(1,365)
Excess tax benefits from stock-based compensation	4,853	7,846	—		12,699
Debt issuance costs	(477)	—	—	—	(477)
Dividends paid	(35,386)	—	—	—	(35,386)
Proceeds from exercise of stock options	8,498	—	—	—	8,498
Net Cash Provided (Used) from Financing Activities	(125,523)	7,846	—	—	(117,677)
Net change in cash and cash equivalents	4,224	(1,839)	16,535	—	18,920
Cash and cash equivalents at beginning of period	5,848	2,052	9,021	—	16,921
Cash and Cash Equivalents at End of Period	$ 10,072	$ 213	$ 25,556	—	$ 35,841

Choice Hotels International, Inc.
Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2005
(In thousands)

	Choice Hotels International, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash Provided (Used) from Operating Activities	$ 126,861	$ 18,492	$ (11,765)	—	**$ 133,588**
Cash Flows From Investing Activities					
Investment in property and equipment	(6,976)	(4,393)	(135)	—	**(11,504)**
Proceeds from disposition of assets	—	1,706	1,105	—	**2,811**
Acquisition of Suburban, net of cash acquired	—	(7,314)	—	—	**(7,314)**
Issuance of notes receivable	—	(2,667)	—	—	**(2,667)**
Purchases of investments, employee benefit plans	—	(8,929)	—	—	**(8,929)**
Proceeds from sales of investments, employee benefit plans	—	3,539	—	—	**3,539**
Other items, net	(1,250)	888	(105)	—	**(467)**
Net Cash Provided (Used) from Investing Activities	(8,226)	(17,170)	865	—	**(24,531)**
Cash Flows from Financing Activities					
Principal payment of long-term debt	(146)	—	(4)	—	**(150)**
Net repayments pursuant to revolving credit facilities	(54,500)	(629)	—	—	**(55,129)**
Purchase of treasury stock	(49,154)	—	—	—	**(49,154)**
Debt issuance costs	(193)	—	—	—	**(193)**
Dividends paid	(30,241)	—	—	—	**(30,241)**
Proceeds from exercise of stock options	14,213	—	—	—	**14,213**
Net Cash Used in Financing Activities	(120,021)	(629)	(4)	—	**(120,654)**
Net change in cash and cash equivalents	(1,386)	693	(10,904)	—	**(11,597)**
Cash and cash equivalents at beginning of period	7,234	1,359	19,925	—	**28,518**
Cash and Cash Equivalents at End of Period	$ 5,848	$ 2,052	$ 9,021	—	**$ 16,921**

14. Foreign Operations

The Company accounts for foreign currency translation in accordance with SFAS No. 52, "Foreign Currency Translation." Revenues generated by foreign operations, including royalty, marketing and reservations fees, for the years ended December 31, 2007, 2006 and 2005 were $43.1 million, $32.0 million, and $24.0 million respectively. Net income, including equity in the income of equity method investments, attributable to the Company's foreign operations was $12.4 million, $10.7 million, and $6.7 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Choice Hotels Franchise GmbH

On October 30, 2006, the Company completed its acquisition of Choice Hotels Franchise GmbH ("CHG"), a subsidiary of The Real Hotel Company PLC ("RHC"), formerly CHE Hotel Group PLC, which conducted franchising operations in the central European countries of Austria, Germany, Italy, the Czech Republic, and portions of Switzerland. Concurrent with the closing of this acquisition, the master franchise agreement between Choice and RHC covering these countries was also terminated, and all of RHC's employees and infrastructure involved in its franchising business were transferred to CHG. Choice purchased 100% of CHG's stock for $0.9 million and began including the results of its operations in the Company's financial statements as of October 30, 2006. The purchase of CHG was recorded in accordance with SFAS No. 141, "Business Combinations" ("SFAS No. 141") and the Company allocated the purchase price based on an assessment of the fair value of assets acquired and liabilities assumed as of October 30, 2006. The

Company allocated the excess of the total purchase price over net tangible assets acquired of approximately $0.4 million to franchise rights and is amortizing these rights over 14 years. The pro forma results of operations as if these entities had been combined at the beginning of 2006 and 2005 would not be materially different from the Company's reported results for those periods. During 2007 and 2006, the Company recognized in the accompanying consolidated statements of income, revenues of $2.6 million and $0.2 million, respectively, including royalty, marketing, reservation fees and other revenues from CHG.

Choice Hotels France SAS

On November 30, 2006, the Company's wholly-owned subsidiary, Choice Hotels France SAS ("CHF") acquired the franchising operations conducted by RHC in the European countries of France, Belgium, Portugal, Spain and portions of Switzerland. Concurrent with the closing of the acquisition, the master franchise agreement between Choice and RHC covering these countries was also terminated. CHF purchased the net asset value of RHC's franchising business for the aforementioned countries and RHC assigned the related franchise contracts, employees and liabilities associated with the assets purchased to CHF for $1.8 million. The purchase of CHF was recorded in accordance with SFAS No. 141 and the Company allocated the purchase price based on an assessment of the fair value of assets acquired and liabilities assumed as of November 30, 2006. The Company allocated the excess of the total purchase price over net tangible assets acquired of approximately $0.7 million to franchise rights and is amortizing these rights over 8 years. The pro forma results of operations as if these entities had been combined at the beginning of 2006 and 2005 would not be materially different from the Company's reported results for those periods. During 2007 and 2006, the Company recognized in the accompanying consolidated statements of income, revenues of $6.3 million and $0.9 million, respectively, including royalty, marketing, reservation fees and other revenues from CHF.

Choice Hotels Australasia

Choice Hotels Australasia Pty. Ltd. ("CHA"), a wholly-owned subsidiary, conducts direct franchising operations in Australia, American Samoa, New Caledonia, Fiji, New Zealand and Papua New Guinea. During 2007, 2006 and 2005, the Company recognized in the accompanying consolidated statements of income, revenues of $10.2 million, $8.4 million and $8.2 million, respectively, including royalty, marketing, reservation fees and other revenues from CHA.

Choice Hotels Scandinavia

The Company accounted for its investment, representing 1% of the outstanding common stock of Choice Hotels Scandinavia ("CHS") as an available for sale security in accordance with SFAS 115. During 2005, the Company sold its investment in CHS for approximately $1.0 million resulting in a realized gain of $0.2 million.

Choice Hotels Canada, Inc.

The Company has a 50% interest in Choice Hotels Canada, Inc. ("CHC"), a joint venture with a third party. During 2007, 2006 and 2005, the Company recorded $1.2 million, $1.0 million and $0.8 million, respectively, based on CHC's results for the twelve months ended November 30, 2007, 2006 and 2005 of equity method income related to this investment pursuant to APB Opinion No. 18 in the accompanying consolidated statements of income. The Company received dividends from CHC of $1.2 million, $1.1 million and $0.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. During 2007, 2006 and 2005, the Company recognized in the accompanying consolidated statements of income, revenues of $10.4 million, $9.4 million and $7.7 million, respectively, including royalty, marketing, reservation fees and other revenues from CHC.

15. Acquisition of Suburban Franchise Holding Company, Inc.

During 2005, the Company acquired 100% of the stock of Suburban Franchise Holding Company, Inc. ("Suburban") (the "Suburban Transaction") and its wholly owned subsidiary, Suburban Franchise Systems, Inc. The initial purchase price for Suburban was $12.8 million, which consisted of cash paid, net of cash acquired, of $7.3 million, liabilities assumed of $4.5 million and direct acquisition and exit costs totaling $1.0 million. Included in the purchase price was a working capital look-back adjustment escrow totaling $0.5 million, which was paid in the first quarter of 2006. The merger provided for contingent cash payments, of up to $5 million, to be made upon the satisfaction of certain criteria. During 2007, the Company has determined that the performance conditions can no longer be satisfied and therefore the contingent consideration will not be earned.

The results of operations for Suburban have been included in the Company's results of operations since September 28, 2005.

The Company accounted for the Suburban Transaction in accordance with SFAS No. 141. The Company allocated the purchase price based upon an assessment of the fair value of assets acquired and liabilities assumed as of September 28, 2005. The total purchase price was allocated based on an analysis by management of the respective fair values of the acquired assets and liabilities as follows:

	Estimated Fair Value (In thousands)
Tangible assets	$ 401
Intangible assets	7,201
Goodwill	5,193
Total assets acquired	12,795
Liabilities assumed	(5,481)
Cash paid, net of cash acquired	$ 7,314

Suburban was the franchisor of Suburban Extended Stay Hotel, a 67-unit, 8,942 room (at the date of consolidation) lodging chain operating in the economy extended stay segment primarily in the southeastern United States. The acquisition of Suburban allowed the Company to enter, on an accelerated basis, the economy extended stay segment, a market in which it did not previously compete. The purchase price of Suburban was based on the projected business growth and cash flows of Suburban over the next several years and indicated a value that was in excess of the current net book value of the business, resulting in the recognition of various identifiable intangible assets and goodwill. The final allocation is as follows:

	Estimated Fair Value (In thousands)	Estimated Useful Lives
Franchise Contracts	$ 6,187	10 years
Trademarks and Tradenames	1,014	Indefinite life
Goodwill	5,193	Indefinite life
	$ 12,394	

The acquired goodwill and intangible assets are not deductible for tax purposes. The pro forma results of operations as if Suburban had been combined at the beginning of 2005, would not be materially different from the Company's reported results for that period.

16. Pension, Profit Sharing, and Incentive Plans

The Company sponsors a 401(k) retirement plan for all eligible employees. For the years ended December 31, 2007, 2006 and 2005, the Company recorded compensation expense of $3.7 million, $3.5 million and $3.2 million, respectively, representing matching contributions for plan participants. In accordance with the plan, the Company made its 2005 matching contribution with Company stock in the first quarter of 2006. The Company purchased shares with a fair value equal to the Company's matching contribution and deposited the shares in the participant's accounts with the plan investment custodian. Effective January 1, 2006, the Company adopted the safe harbor matching contribution set forth in its 401(k) retirement plan. As a result, as of January 1, 2006, the Company began matching plan participant contributions in cash as bi-weekly deductions are made.

The Company sponsors an unfunded non-qualified defined benefit plan ("SERP") for certain senior executives and the plan assets and benefit obligations are measured as of the Company's fiscal year end. No assets are held with respect to the plan, therefore benefits are funded as paid to participants. Effective December 31, 2006, the Company adopted SFAS No. 158. The Company previously recorded the SERP liability in accordance with SFAS No. 87. See Note 1 Significant Accounting Policies for additional information.

For the years ended December 31, 2007, 2006 and 2005, the Company recorded $1.3 million, $1.2 million and $0.9 million, respectively, of expense related to the SERP which was included in selling, general and administrative expense in the accompanying consolidated statements of income.

Expected benefit payments at December 31, 2007 for the next five years and the five years thereafter are as follows:

Year	(In thousands)
2008	$ —
2009	—
2010	432
2011	429
2012	427
5 years thereafter	2,550

The following table presents the components of net periodic benefit costs for the three years ended December 31, 2007.

	Years ended December 31,		
	2007	2006	2005
		(In thousands)	
Components of net periodic pension cost:			
Service cost	$ **523**	$ 677	$ 511
Interest cost	**379**	349	262
Amortization			
Prior service cost	43	58	58
(Gain)/Loss	58	77	37
	1,003	1,161	868
Curtailment	**248**	—	—
Net periodic pension cost	**$ 1,251**	$ 1,161	$ 868
Weighted average assumptions:			
Discount rate	**6.00%**	5.75%	6.00%
Average compensation increase	**4.50%**	4.50%	4.50%

Curtailment

During the first quarter of 2007, the Company recognized a curtailment loss due to the termination of certain senior executive officers from the Company. The curtailment loss was equal to the unrecognized prior service costs attributed to these employees' expected aggregate future services which totaled approximately $248,000.

The following is a reconciliation of the changes in the projected benefit obligation for the years ended December 31, 2007 and 2006:

	December 31,	
	2007	2006
	(In thousands)	
Projected benefit obligation, beginning of year	**$ 7,223**	$ 6,073
Service cost	**523**	677
Interest cost	**379**	349
Remeasurement	**(963)**	—
Actuarial loss	**509**	124
Projected benefit obligation, end of year	**$ 7,671**	$ 7,223

The amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit costs at December 31, 2007 are as follows:

	(In thousands)
Transition asset (obligation)	$ —
Prior service cost	(594)
Accumulated loss	(1,603)
Total	$ (2,197)

The components of projected net periodic pension cost for the year ended December 31, 2008 are as follows:

	(In thousands)
Service cost	$ 579
Interest cost	479
Amortization	
Prior service cost	41
(Gain)/Loss	109
Net periodic pension cost	$ 1,208

At December 31, 2007 and 2006, a liability of $7.7 million and $7.2 million, respectively, related to the SERP was included in deferred compensation and retirement plan obligations in the accompanying consolidated balance sheets. In accordance with the adoption of SFAS No. 158, the December 31, 2007 liability has been calculated based on the projected benefit obligation of the SERP. Prior to the adoption of SFAS No. 158, the SERP liability was determined based on the accumulated benefit obligation. The accumulated benefit obligation at December 31, 2007 and 2006 was $6.5 million and $5.6 million respectively.

The Company sponsors two non-qualified retirement savings and investment plans for certain employees and senior executives. Employee and Company contributions are maintained in separate irrevocable trusts. Legally, the assets of the trusts remain those of the Company; however, access to the trusts' assets is severely restricted. The trusts' cannot be revoked by the Company or an acquirer, but the assets are subject to the claims of the Company's general creditors. The participants do not have the right to assign or transfer contractual rights in the trusts. The Company accounts for these plans in accordance with Emerging Issues Task Force ("EITF") No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested." Pursuant to EITF 97-14, as of December 31, 2007 and 2006, the Company had recorded a deferred compensation liability of $36.5 million and $32.9 million, respectively. The change in the deferred compensation obligation related to changes in the fair value of the diversified investments held in trust and to earnings credited to participants is recorded in compensation expense. The diversified investments held in the trusts were $34.5 million and $31.5 million as of December 31, 2007 and 2006, respectively, and are recorded at their fair value, based on quoted market prices. The change in the fair value of the diversified assets held in trust is recorded in accordance with SFAS 115 as trading security income (loss) and is included in other income and expenses, net in the accompanying statements of income. We are subject to risk from changes in debt and equity prices from our non-qualified retirement savings plan investments in debt securities and common stock.

The diversified investments held in the trusts' weighted average asset allocation at December 31, 2007 by asset category, is as follows:

	2007
Equity securities	70%
Debt securities	18%
Cash and cash equivalents	4%
Other[1]	8%
	100%

At December 31, 2007 the non-qualified retirement and savings plans held 33,866 shares of the Company's common stock with a market value of $1.1 million.

[1] Other consists of guaranteed investment contracts, investments funds collateralized by either government agency or AAA securities, commercial paper, CDs, funding and repurchasing agreements.

17. Income Taxes

Income before income taxes was derived from the following:

	Years ended December 31,		
	2007	2006	2005
		(In thousands)	
Income before income taxes:			
Domestic operations	**$ 159,520**	$ 143,177	$ 123,769
Foreign operations	**14,366**	12,101	6,973
Income before income taxes	**$ 173,886**	$ 155,278	$ 130,742

The provisions for income taxes were as follows:

	Years ended December 31,		
	2007	2006	2005
		(In thousands)	
Current tax (benefit) expense			
Federal	**$ 62,962**	$ 64,284	$ 54,770
State	**6,301**	6,707	5,476
Foreign	**1,488**	1,019	685
Deferred tax (benefit) expense			
Federal	**(7,959)**	(28,021)	(16,133)
State	**(642)**	(1,913)	(1,209)
Foreign	**435**	415	(412)
Income taxes	**$ 62,585**	$ 42,491	$ 43,177

Deferred tax assets were comprised of the following:

	December 31,	
	2007	2006
	(In thousands)	
Property, equipment and intangible assets	**$ (12,101)**	$ (10,078)
Gross deferred tax liabilities	**(12,101)**	(10,078)
Foreign operations	**1,576**	752
Accrued expenses	**20,802**	17,509
Accrued compensation	**19,039**	15,256
Other	**2,276**	802
Gross deferred tax assets	**43,693**	34,319
Net deferred tax asset	**$ 31,592**	$ 24,241

Included in the accompanying consolidated balance sheet as follows:

	December 31,	
	2007	2006
	(In thousands)	
Current net deferred tax assets	**$ 2,387**	$ 1,790
Non-current net deferred tax assets	**29,205**	22,451
Net deferred tax asset	**$ 31,592**	$ 24,241

No provision has been made for U.S. federal income taxes on approximately $38.5 million of accumulated and undistributed earnings of foreign subsidiaries at December 31, 2007 since these earnings are considered to be permanently invested in foreign operations.

On October 22, 2004, the American Jobs Creation Act of 2004 ("AJCA") was signed into law. The AJCA included a temporary one-time incentive for United States multinational corporations to repatriate undistributed earnings of foreign subsidiaries by providing an 85 percent dividends received deduction for qualifying dividends from controlled foreign corporations, as defined in the AJCA, at an effective tax cost of 5.25 percent on any such repatriated foreign earnings. The Company elected to apply this provision to qualifying earnings repatriations in 2005. During the fourth quarter of 2005, the Company repatriated earnings totaling $23.5 million, resulting in the recordation of additional income tax expense totaling approximately $1.2 million.

A reconciliation of income tax expense at the statutory rate to income tax expense included in the accompanying consolidated statements of income follows:

	Years ended December 31,		
	2007	2006	2005
	(In thousands, except Federal income tax rate)		
Federal income tax rate	**35%**	35%	35%
Federal taxes at statutory rate	**$ 60,860**	$ 54,347	$ 45,760
State income taxes, net of federal tax benefit	**3,678**	3,116	2,436
Foreign income taxed at different rates	**(3,417)**	(3,675)	(1,932)
Unrecognized tax benefits	**(363)**	(12,791)	(4,456)
Other	**1,827**	1,494	1,369
Income tax expense	**$ 62,585**	$ 42,491	$ 43,177

Effective January 1, 2007, the Company adopted the provisions of FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This pronouncement also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As a result of the implementation of FIN 48, the Company increased its existing reserves for uncertain tax positions by $3.1 million with a corresponding net reduction to opening additional paid-in-capital and retained earnings. Accrued interest and penalties of $0.1 million were recorded against retained earnings as of January 1, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	(In thousands)
Balance, January 1, 2007	$ 7,086
Additions for tax positions of the current year	1,253
Additions for tax positions of the prior year	—
Reductions for tax positions of prior years for:	
Changes in judgment	—
Settlements during the period	—
Lapse of applicable statutes of limitations	(1,616)
Balance, December 31, 2007	$ 6,723

As of January 1, 2007 and December 31, 2007, the Company had $7.1 million and $6.7 million, respectively of total unrecognized tax benefits of which approximately $4.0 million and $3.5 million, respectively would affect the effective tax rate if recognized. These unrecognized tax benefits relate principally to state tax positions and stock based compensation deductions. Estimated interest and penalties related to the underpayment of income taxes are classified as a component of income tax expense in the consolidated statements of income and totaled $0.2 million for the year ended December 31, 2007. Accrued interest and penalties were $1.1 million and $1.3 million as of January 1, 2007 and December 31, 2007, respectively. The Company believes it is reasonably possible it will recognize tax benefits of up to $1.6 million within the next twelve months. This is due to the anticipated lapse of applicable statutes of limitations regarding state tax positions and stock-based compensation deductions.

The Company's uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2003. Substantially all material state and local and foreign income tax matters have been concluded for years through 2003. U.S. federal income tax returns for 2004 through 2006 are currently open for examination.

We have estimated and accrued for certain tax assessments and the expected resolution of uncertain tax benefits which arise in the course of our business. The ultimate outcome of these impact the determination of income tax expense and may not be resolved until several years after the related tax returns have been filed. Predicting the outcome of such tax assessments involves uncertainty and accordingly, actual results could differ from those estimates.

18. Capital Stock

The Company has stock compensation plans pursuant to which it is authorized to grant stock-based awards of up to 3.2 million shares of the Company's common stock, of which 2.8 million shares remain available for grant as of December 31, 2007. The Company's policy allows the issuance of new or treasury shares to satisfy stock-based awards. Restricted stock, stock options, stock appreciation rights and performance share awards may be granted to officers, key employees and non-employee directors with contractual terms set by the Compensation Committee of the Board of Directors.

Stock Options

The Company granted approximately 0.3 million, 0.2 million and 0.4 million options to officers of the Company at a fair value of approximately $2.9 million, $2.8 million and $3.6 million during the years ended December 31, 2007, 2006 and 2005, respectively. The stock options granted by the Company had an exercise price equal to the average of the high and low market price of the Company's common stock on the date of grant. The fair value of the options granted was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2007	2006	2005
Risk-free interest rate	**4.67%**	4.69%	3.70%
Expected volatility	**32.00%**	32.09%	36.07%
Expected life of stock option	**4.5 years**	4.3 years	5.5 years
Dividend yield	**1.55%**	1.07%	1.50%
Requisite service period	**4 years**	4 years	5 years
Contractual life	**7 years**	7 years	10 years
Weighted average fair value of options granted	**$ 11.73**	$ 14.82	$ 10.11

The expected life of the options and volatility are based on the historical data and are not necessarily indicative of exercise patterns or actual volatility that may occur. The dividend yield and the risk-free rate of return are calculated on the grant date based on the then current dividend rate and the risk-free rate for the period corresponding to the expected life of the stock option. Compensation expense related to the fair value of these awards is recognized straight-line over the requisite service period based on those awards that ultimately vest.

The aggregate intrinsic value of stock options outstanding and exercisable at December 31, 2007 was $43.4 million and $38.1 million, respectively. The total intrinsic value of options exercised during the year ended December 31, 2007, 2006 and 2005 was $16.1 million, $42.8 million and $47.7 million, respectively.

The Company received $5.7 million, $8.5 million, and $14.2 million in proceeds from the exercise of 0.6 million, 1.0 million and 1.9 million employee stock options during the years ended December 31, 2007, 2006 and 2005, respectively.

The following table summarizes information about stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2007	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2007	Weighted Average Exercise Price
$ 0.00 to $ 4.87	15,000	2.7 years	$ 4.81	15,000	$ 4.81
$ 4.88 to $ 9.75	853,595	1.5 years	7.28	853,595	7.28
$ 9.76 to $14.62	859,647	4.7 years	10.41	662,210	10.48
$14.63 to $24.37	20,000	6.1 years	20.75	12,000	20.75
$24.38 to $34.12	314,863	7.1 years	29.92	120,592	29.92
$34.13 to $39.00	85,000	6.6 years	37.38	—	—
$39.01 to $43.87	154,637	6.1 years	40.72	—	—
$43.88 to $48.75	180,534	5.1 years	48.74	45,130	48.74
	2,483,276	4.1 years	$ 17.46	1,708,527	$ 11.29

Restricted Stock

The following table is a summary of activity related to restricted stock grants to non-employee directors and key employees for the year ended December 31:

	2007	2006	2005
Restricted shares granted	**157,467**	143,943	265,589
Weighted average grant date fair value per share	**$ 40.28**	$ 48.67	$ 31.97
Aggregate grant date fair value ($000)	**$ 6,343**	$ 7,005	$ 8,491
Restricted shares forfeited	**43,783**	29,443	29,150
Vesting service period of shares granted	**3-4 years**	3-4 years	3-5 years
Fair value of shares vested ($000)	**$ 7,802**	$ 10,959	$ 5,663

Compensation expense related to the fair value of these awards is recognized straight-line over the requisite service period based on those restricted stock grants that ultimately vest. The fair value is measured by the average of the high and low market price of the Company's common stock on the date of the grant. Restricted stock awards in 2007 and 2006 generally vest ratably at 25 percent per year beginning with the first anniversary of the grant date. Restricted stock awards during 2005 generally vest ratably at 20 percent per year beginning with the first anniversary of the grant date.

Performance Vested Restricted Stock Units

The Company has granted performance vested restricted stock units ("PVRSU") to certain officers. The vesting of these stock awards is contingent upon the Company achieving specified earnings per share targets at the end of specified performance periods and the employees' continued employment. The performance conditions affect the number of shares that will ultimately vest. The range of possible stock-based award vesting is between 50% and 200% of the initial target. Under SFAS No. 123R, compensation expense related to these awards will be recognized over the requisite period regardless of whether the performance targets have been met based on the Company's estimate of the achievement of the performance target. The Company has currently estimated that 125% and 145% of the 2007 and 2006 award targets will be achieved, respectively. The fair value is measured by the average of the high and low market price of the Company's common stock on the date of grant. Compensation expense is recognized ratably over the requisite service period based on those PVRSUs that ultimately vest.

The following table is a summary of activity related to PVRSU grants during the year ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Performance vested restricted stock units granted	**21,141**	49,780	—
Weighted average grant date fair value per share	**$ 40.75**	$ 46.22	—
Aggregate grant date fair value ($000)	**$ 862**	$ 2,301	—
Shares forfeited	**2,933**	—	—
Fair value of shares vested ($000)	**—**	—	—
Requisite service period	**3 years**	3-4 years	—

A summary of stock-based award activity as of December 31, 2007, 2006 and 2005 and the changes during the years are presented below:

	2007						
	Stock Options			Restricted Stock		Performance Vested Restricted Stock Units	
	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2007	**2,860,159**	**$ 14.30**		**570,134**	**$ 29.81**	**49,780**	**$ 46.22**
Granted	**250,957**	**39.60**		**157,467**	**40.28**	**21,141**	**40.75**
Exercised/Vested	**(565,261)**	**10.18**		**(198,258)**	**26.08**	**—**	**—**
Forfeited/Expired	**(62,579)**	**27.92**		**(43,783)**	**32.85**	**(2,933)**	**45.05**
Outstanding at December 31, 2007	**2,483,276**	**$ 17.46**	**4.1 years**	**485,560**	**$ 34.45**	**67,988**	**$ 44.57**
Options exercisable at December 31, 2007	**1,708,527**	**$ 11.29**	**3.2 years**				

	2006						
	Stock Options			Restricted Stock		Performance Vested Restricted Stock Units	
	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2006	3,753,001	$ 10.81		689,865	$ 22.13	—	$ —
Granted	190,548	48.74		143,943	48.67	49,780	46.22
Exercised/Vested	(1,037,979)	8.19		(234,231)	18.68	—	—
Forfeited/Expired	(45,411)	10.12		(29,443)	30.76	—	—
Outstanding at December 31, 2006	2,860,159	$ 14.30	4.8 years	570,134	$ 29.81	49,780	$ 46.22
Options exercisable at December 31, 2006	1,746,427	$ 9.37	3.8 years				

	2005						
	Stock Options			Restricted Stock		Performance Vested Restricted Stock Units	
	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2005	5,440,414	$ 8.32		638,226	$ 15.64	—	$—
Granted	355,384	29.92		265,589	31.97	—	—
Exercised/Vested	(1,928,903)	7.37		(184,800)	13.88	—	—
Forfeited/Expired	(113,894)	9.98		(29,150)	22.00	—	—
Outstanding at December 31, 2005	3,753,001	$ 10.81	5.3 years	689,865	$ 22.13	—	$—
Options exercisable at December 31, 2005	2,200,008	$ 7.95					

The components of the Company's pretax stock-based compensation expense and associated income tax benefits are as follows for the years ended December 31:

(In millions)	2007	2006	2005
Stock options	$ 2.9	$ 3.9	$ 1.8
Restricted stock	5.5	5.2	3.5
Performance vested restricted stock units	0.9	0.8	—
Total	$ 9.3	$ 9.9	$ 5.3
Income tax benefits	$ 3.5	$ 3.7	$ 2.0

Stock-based compensation expense on stock option and performance vested restricted stock units made to a retirement eligible executive officer during the years ended December 31, 2007 and 2006 was recognized upon issuance of the grants rather than over the awards' vesting period since the terms of the grant provide that the awards will vest upon retirement of the employee. Compensation costs recognized in 2007 related to the vesting upon retirement eligibility totaled $0.9 million and $0.6 million for stock options and performance vested restricted stock units, respectively. Compensation costs recognized in 2006 totaled $0.9 million and $0.4 million for stock options and performance vested restricted stock units, respectively.

The total unrecognized compensation costs related to stock-based awards that have not yet vested and the related weighted average amortization period over which the costs are to be recognized as of December 31, 2007 are as follows:

	Unrecognized Compensation Expense on Unvested Awards	Weighted Average Amortization Period
	(in millions)	
Stock options	$ 4.4	2.5 years
Restricted stock	12.2	2.4 years
Performance vested restricted stock units	1.4	2.0 years
Total	$ 18.0	

Stock Repurchase Program

The Company announced a stock repurchase program on June 25, 1998 to increase returns to its shareholders. Treasury stock activity is recorded at cost in the accompanying consolidated financial statements. During 2007, the Company repurchased 4.9 million shares of its common stock under the repurchase program at a total cost of $184.0 million. The Company did not repurchase common stock during the year ended December 31, 2006 under its share repurchase program. Through December 31, 2007, the Company repurchased 38.6 million shares of its common stock (including 33.0 million prior to the two-for-one stock split effected in October 2005) under the share repurchase program at a total cost of $895.9 million.

During 2007 the Company purchased 49,054 shares of common stock at a total cost of $2.0 million from employees to satisfy statutory minimum tax-withholding requirements from the vesting of restricted stock grants. During 2006 the Company purchased 28,793 shares of common stock from employees at a total cost of $1.4 million to satisfy minimum tax-withholding requirements. These purchases were outside the share repurchase program initiated in June 1998.

19. Comprehensive Income

The components of accumulated other comprehensive income (loss) is as follows:

	December 31,		
	2007	2006	2005
		(In thousands)	
Foreign currency translation adjustments	$ 1,699	$ 1,017	$ 703
Deferred gain on hedging activity	22	89	156
Adjustment to apply SFAS No. 158	(1,375)	(1,878)	—
Total accumulated other comprehensive income (loss)	$ 346	$ (772)	$ 859

Total other comprehensive income for years ended 2007, 2006 and 2005 is as follows:

	Amount Before Taxes	Income Tax (Expense)/Benefit	Amount Net of Taxes
2007			
Foreign currency translation adjustment, net	**$ 682**	**$ —**	**$ 682**
Amortization of pension related costs			
Prior service costs	**43**	**(16)**	**27**
Actuarial loss	**58**	**(21)**	**37**
Actuarial pension loss	**(509)**	**190**	**(319)**
Pension curtailment and remeasurement	**1,211**	**(453)**	**758**
Amortization of deferred gain on hedge	**(110)**	**43**	**(67)**
Total other comprehensive income	**$ 1,375**	**$ (257)**	**$ 1,118**
2006			
Foreign currency translation adjustment, net	$ 314	$ —	$ 314
Amortization of deferred gain on hedge	(110)	43	(67)
Total other comprehensive income	$ 204	$ 43	$ 247
2005			
Net unrealized loss	$ (40)	$ 15	$ (25)
Reclassification adjustment for gains included in net income	(98)	—	(98)
Foreign currency translation adjustment, net	(351)	—	(351)
Amortization of deferred gain on hedge	(110)	43	(67)
Total other comprehensive income (loss)	$ (599)	$ 58	$ (541)

In December 1999, the Company entered into an interest rate swap agreement to fix certain of its variable rate debt in order to reduce the Company's exposure to fluctuations in interest rates. On March 3, 2000, the interest rate swap agreement was settled resulting in a deferred gain. In accordance with SFAS 133, the unamortized gain was reclassified in 2001 to other comprehensive income and is being amortized over the original life of the related debt through 2008 as a reduction of interest expense. In each of 2007, 2006 and 2005, the Company recorded approximately $67,000, net of taxes, of amortization related to this deferred gain.

20. Earnings Per Share

The following table reconciles the number of shares used in the basic and diluted earnings per share calculations.

	Years Ended December 31,		
	2007	2006	2005
	(In millions, except per share amounts)		
Computation of Basic Earnings Per Share:			
Net income	$ **111.3**	$ 112.8	$ 87.6
Weighted average shares outstanding-basic	**64.2**	65.4	64.4
Basic earnings per share	$ **1.73**	$ 1.72	$ 1.36
Computation of Diluted Earnings Per Share:			
Net income for diluted earnings per share	$ **111.3**	$ 112.8	$ 87.6
Weighted average shares outstanding-basic	**64.2**	65.4	64.4
Effect of Dilutive Securities:			
Stock options and restricted stock plan	**1.1**	1.7	1.9
Weighted average shares outstanding-diluted	**65.3**	67.1	66.3
Diluted earnings per share	$ **1.70**	$ 1.68	$ 1.32

Basic earnings per share exclude dilution and are computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share assumes dilution and is computed based on the weighted-average number of common shares outstanding after consideration of the dilutive effect of stock options and unvested restricted stock. The effect of dilutive securities is computed using the treasury stock method and average market prices during the period. However, at December 31, 2007 and 2006, PVRSUs totaling 67,988 and 49,780, respectively were excluded from the computation since the performance conditions had not been met at the reporting date. In addition, at December 31, 2007 and 2006 the Company excluded 360,171 and 190,548 anti-dilutive options, respectively from the computation of diluted earnings per share.

21. Leases

The Company enters into operating leases primarily for office space and computer equipment. Rental expense under non-cancelable operating leases was approximately $4.6 million, $5.1 million and $8.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. The Company received sublease rental income related to computer equipment leased to franchisees totaling $0.6 million, $1.1 million and $4.1 million during the years ended December 31, 2007, 2006 and 2005, respectively. Future minimum lease payments are as follows:

	2008	2009	2010	2011	2012	Thereafter	Total
				(In thousands)			
Minimum lease payments	$ 5,827	$ 5,537	$ 5,294	$ 5,308	$ 5,114	$ 5,792	$ 32,872
Minimum sublease rentals	(68)	(71)	(18)	—	—	—	(157)
	$ 5,759	$ 5,466	$ 5,276	$ 5,308	$ 5,114	$ 5,792	$ 32,715

22. Reportable Segment Information

The Company has a single reportable segment encompassing its franchising business. Revenues from the franchising business include royalty fees, initial franchise and relicensing fees, marketing and reservation fees, brand solutions revenue and other revenue. The Company is obligated under its franchise agreements to provide marketing and reservation services appropriate for the successful operation of its systems. These services do not represent separate reportable segments as their operations are directly related to the Company's franchising business. The revenues received from franchisees that are used to pay for part of the Company's central on-going operations are included in franchising revenues and are offset by the related expenses paid for marketing and reservation activities to calculate franchising operating income. Corporate and other revenue consists of hotel operations. Except as described in Note 6, the Company does not allocate interest and dividend income, interest expense or income taxes to its franchising segment.

The following table presents certain financial information for the Company's franchising segment.

	Year Ended December 31, 2007			
	Franchising	Corporate & Other	Elimination Adjustments	Consolidated
	(In thousands)			
Revenues	**$ 610,802**	**$ 4,692**	**—**	**$ 615,494**
Operating income (loss)	**225,536**	**(40,337)**	**—**	**185,199**
Depreciation and amortization	**9,713**	**7,243**	**(8,319)**	**8,637**
Capital expenditures	**7,578**	**4,385**	**—**	**11,963**
Total assets	**185,770**	**142,614**	**—**	**328,384**

	Year Ended December 31, 2006			
	Franchising	Corporate & Other	Elimination Adjustments	Consolidated
	(In thousands)			
Revenues	$ 535,398	$ 4,505	—	$ 539,903
Operating income (loss)	213,506	(46,881)	—	166,625
Depreciation and amortization	10,164	7,455	(7,914)	9,705
Capital expenditures	5,574	2,133	—	7,707
Total assets	185,022	118,287	—	303,309

	Year Ended December 31, 2005			
	Franchising	Corporate & Other	Elimination Adjustments	Consolidated
	(In thousands)			
Revenues	$ 467,805	$ 4,293	—	$ 472,098
Operating income (loss)	185,525	(41,775)	—	143,750
Depreciation and amortization	9,595	7,085	(7,629)	9,051
Capital expenditures	8,973	2,531	—	11,504
Total assets	190,688	74,583	—	265,271

Long-lived assets related to international operations were $7.1 million, $7.0 million and $7.1 million as of December 31, 2007, 2006 and 2005, respectively. All other long-lived assets of the Company are associated with domestic activities.

23. Commitments and Contingencies

The Company is a defendant in a number of lawsuits arising in the ordinary course of business. In the opinion of management and the Company's legal counsel, the ultimate outcome of such litigation will not have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

In April 2007, two federal securities law class actions were filed in the United States District Court for the District of Colorado on behalf of persons who purchased the Company's stock between April 25, 2006, and July 26, 2006. These substantially-similar lawsuits assert claims pursuant to Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, against the Company, its current Vice Chairman and Chief Executive Officer, and its former Executive Vice President and Chief Financial Officer. These claims are related to the Company's July 25, 2006 announcement of its results of operations for the second quarter of 2006.

Since the initial filings, the Company has filed a motion to transfer the litigation from Colorado to the United States District Court for the District of Maryland. Additionally, one plaintiff has petitioned the Court to be named lead plaintiff in the dispute. At this time, the Company has not responded to the complaints filed and is not required to do so until after a lead plaintiff is appointed and a consolidated complaint is filed. The Company believes that the allegations contained within these class action lawsuits are without merit and intends to vigorously defend the litigation.

The Company's management does not expect that the outcome of any of its currently ongoing legal proceedings individually or collectively, will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

In March 2006, the Company guaranteed $1 million of a bank loan funding a franchisee's construction of a Cambria Suites in Green Bay, Wisconsin. The guaranty was scheduled to expire in September 2010. In February 2007, the Company was released from its obligations under the March 2006 guaranty, and subsequently, on May 3, 2007, issued a new $1 million guaranty for a bank loan funding the construction for the same franchisee's Cambria Suites in Green Bay, Wisconsin. The guaranty expires in August 2010. The Company has received personal guarantees from several of the franchisee's principal owners related to the repayment of any amounts paid by the Company under this guaranty.

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing (i) purchases or sales of assets or businesses, (ii) leases of real estate, (iii) licensing of trademarks, (iv) access to credit facilities, (v) issuances of debt or equity securities, and (vi) other operating agreements. The guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords in lease contracts, (iii) franchisees in licensing agreements, (iv) financial institutions in credit facility arrangements, and (v) underwriters in debt or equity security issuances. In addition, these parties are also indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under these guarantees, nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not subject to predictability. With respect to certain of the aforementioned guarantees, such as indemnifications of landlords against third party claims for the use of real estate property leased by the Company, the Company maintains insurance coverage that mitigates any potential payments to be made.

24. Fair Value of Financial Instruments

The balance sheet carrying amount of cash and cash equivalents and receivables approximates fair value due to the short-term nature of these items. Long-term debt consists of bank loans and senior notes. Interest rates on the Company's bank loans adjust frequently based on current market rates; accordingly, the carrying amount of the Company's bank loans approximates fair value. The $100 million unsecured senior notes have an approximate fair value at December 31, 2007 and 2006 of $100.6 million and $101.7 million, respectively, based on quoted market prices.

25. Related Party Transactions

The Company paid approximately $462,997 to and received approximately $44,000 from corporations owned or controlled by family members of the Company's largest shareholder related to the lease of personal and real property during 2007. During 2006, the Company paid approximately $133,231 and received approximately $176,318. During 2005, the Company paid approximately $315,409 and received approximately $166,954.

On October 30, 2007, the Company entered into a lease agreement commencing in January 2008 on behalf of a family member of the Company's largest shareholder for 1,950 square feet of office space located in Chevy Chase, Maryland. The lease has a 5 year term with annual lease payments totaling approximately $70,000.

During 2005, the Company purchased 0.1 million shares of its common stock at a total cost of $6.0 million from members of the family of the Company's largest shareholder. No shares were repurchased from related parties during 2007 and 2006.

26. Termination Charges

During the first quarter of 2007, the Company recorded a $3.7 million charge in selling, general and administrative expenses for employee termination benefits relating to the termination of certain executive officers. Termination benefits include salary continuation of approximately $2.5 million, SERP curtailment expenses of $0.2 million and $1.0 million of accelerated share based compensation. Termination benefits payable to the executives were accounted for under SFAS

No. 112 "Employer's Accounting for Post-employment Benefits". At December 31, 2007, approximately $2.0 million of termination benefits remained and were included in current liabilities in the Company's consolidated financial statements.

27. Selected Quarterly Financial Data – (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	2007
	(In thousands, except per share data)				
Revenues	**$ 114,929**	**$ 156,491**	**$ 175,099**	**$ 168,975**	**$ 615,494**
Operating income	**$ 27,386**	**$ 47,363**	**$ 62,359**	**$ 48,091**	**$ 185,199**
Income before income taxes	**$ 25,184**	**$ 46,048**	**$ 59,363**	**$ 43,291**	**$ 173,886**
Net income	**$ 16,315**	**$ 28,645**	**$ 38,394**	**$ 27,947**	**$ 111,301**
Per basic share:					
Net income	**$ 0.25**	**$ 0.44**	**$ 0.60**	**$ 0.45**	**$ 1.73**
Per diluted share:					
Net income	**$ 0.24**	**$ 0.43**	**$ 0.59**	**$ 0.44**	**$ 1.70**

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	2006
	(In thousands, except per share data)				
Revenues	$ 108,255	$ 139,370	$ 149,779	$ 142,499	$ 539,903
Operating income	$ 30,073	$ 42,114	$ 54,552	$ 39,886	$ 166,625
Income before income taxes	$ 26,995	$ 37,684	$ 52,263	$ 38,336	$ 155,278
Net income	$ 17,665	$ 24,136	$ 46,357	$ 24,629	$ 112,787
Per basic share:					
Net income	$ 0.27	$ 0.37	$ 0.71	$ 0.37	$ 1.72
Per diluted share:					
Net income	$ 0.26	$ 0.36	$ 0.69	$ 0.37	$ 1.68

Quarterly revenues reported in the table above have been reclassified from prior quarter Form 10-Q filings to reflect the reclassification of certain marketing and reservation revenues. The reclassification of revenues had no effect on reported operating income, income before income taxes, net income or earnings per share.

The matters which effect the comparability of our quarterly results include seasonality, executive termination benefits recorded in the first quarter of 2007, the reversal of reserves for income tax contingencies in the third and fourth quarter of 2006 and a loss on extinguishment of debt in the second quarter 2006.

28. Impact of Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157") which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In November 2007, the FASB agreed to partially defer the effective date, for one year, of SFAS No. 157 for non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is currently evaluating the impact that SFAS No. 157 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value for Financial Assets and Financial Liabilities" ("SFAS No. 159") which provides reporting entities an option to report certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective as of the beginning of a reporting entity's first fiscal year beginning after November 15, 2007. The Company does not expect to elect the fair value measurement option of any financial assets or liabilities at the present time.

In December 2007, the FASB issued SFAS No. 160 ("SFAS No. 160"), "Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51". SFAS No. 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact, if any, the adoption of this statement will have on our consolidated financial statements.

In December 2007, the FASB issued SFAS Standards No. 141 (Revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R will change the accounting for business combinations by requiring an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No.141R will also change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No.141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

29. Subsequent Events

On February 11, 2008, the Company's Board of Directors declared a quarterly cash dividend of $0.17 per share of common stock. The dividend is payable on April 18, 2008 to shareholders of record as of April 4, 2008. Based on the Company's present share count, the total dividends to be paid is approximately $10.5 million.

Subsequent to December 31, 2007 through February 29, 2008, the Company did not repurchase additional shares of its common stock.

On January 31, 2008, the Company finalized the agreement with RHC to transfer franchising operations in the United Kingdom from RHC to the Company for its Comfort, Quality, Sleep and Clarion brand hotels. The master franchise agreement between the Company and RHC was terminated and the existing franchise agreements were assigned to the Company.

Corporate & Investor INFORMATION

BOARD OF DIRECTORS

Stewart Bainum, Jr.
Chairman of the Board
Choice Hotels International
Director:
Sunburst Hospitality Corporation
Realty Investment Company, Inc.

Charles A. Ledsinger, Jr.
Vice Chairman and Chief Executive Officer
Choice Hotels International
Director:
Darden Restaurants, Inc.
FelCor Lodging Trust, Inc.

Fiona Dias
Executive Vice President and Partner, Strategy & Marketing
GSI Commerce, Inc.

William L. Jews
Former President and Chief Executive Officer
CareFirst, Inc.
Director:
The Ryland Group, Inc.
Fortress International Group, Inc.

Scott A. Renschler, Pys.D.
Clinical Psychologist
Director:
Realty Investment Company, Inc.

John T. Schwieters
Vice Chairman
Perseus LLC
Director:
Danaher Corporation
Manor Care, Inc.
Smithfield Foods, Inc.
Union Street Acquisition Corporation

Ervin R. Shames
Independent Management Consultant
Lecturer: 10
University of Virginia Darden Graduate School of Business
Director:
OnLine Resources Corporation
Select Comfort Corporation

Gordon A. Smith
Chief Executive Officer
Chase Card Services
JP Morgan Chase

David C. Sullivan
Chairman
Advisory Board for the Kemmons Wilson School of Hospitality and Resort Management University of Memphis

CORPORATE OFFICERS

Stewart Bainum, Jr.
Chairman

Charles A. Ledsinger, Jr.
Vice Chairman and CEO

William Carlson
Senior Vice President, Consumer Marketing

David E. Goldberg
Senior Vice President, Brand Solutions

Bruce N. Haase
Senior Vice President, Brand Operations and International

Mary Beth Knight
Senior Vice President, eCommerce

Christopher Malone
Senior Vice President and Chief Marketing Officer

Thomas Mirgon
Senior Vice President, Human Resources and Administration

Janna Morrison
Senior Vice President, Corporate Social Responsibility

Scott Oaksmith
Controller

Patrick Pacious
Senior Vice President, Corporate Development and Strategy

David A. Pepper
Senior Vice President, Franchise Development and Emerging Brands

Gary R. Thomson
Senior Vice President and Chief Information Officer

David L. White
Senior Vice President, Chief Financial Officer and Treasurer

CORPORATE HEADQUARTERS

Choice Hotels International
10750 Columbia Pike
Silver Spring, Maryland 20901
301.592.5000
www.choicehotels.com

STOCK EXCHANGE LISTING

Choice Hotels International common stock trades on the New York Stock Exchange under the ticker symbol CHH.

TRANSFER AGENT & REGISTRAR

Computershare Investor Services
250 Royall Street, Mail Stop 1A
Canton, MA 02021
800.568.3476

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
McLean, Virginia

CERTIFICATIONS

Choice Hotels International has included as Exhibits 31 and 32 to its Annual Report on Form 10-K for fiscal year 2007 filed with the Securities and Exchange Commission certificates of the company's Chief Executive Officer and Chief Financial Officer certifying the quality of the company's public disclosure. The company's Chief Executive Officer has also submitted to the New York Stock Exchange (NYSE) a certificate certifying that he is not aware of any violations by Choice Hotels International of the NYSE corporate governance listing standards.

FORM 10-K

Shareholders may receive without charge a copy of the Form 10-K and other publications filed with the Securities and Exchange Commission by written request to the Corporate Secretary at the corporate headquarters. The Form 10-K also is available at *www.choicehotels.com*. Click on "Investor Info" and then "SEC Filings."

In addition, copies of the company's public filings, as well as its corporate governance guidelines, corporate ethics policy and board of directors committee charters, are available on *choicehotels.com* under "Investor Info."

ANNUAL MEETING

Choice Hotels International will hold its Annual Meeting of Stockholders on April 30, 2008 at 9:00 a.m. in Silver Spring, Maryland:

Choice Hotels International
The Learning Center
Chesapeake Room
10720 Columbia Pike
Silver Spring, Maryland 20901

INQUIRIES

General Information
301.592.5000
www.choicehotels.com

INVESTOR INQUIRIES

301.592.5026
investor_relations@choicehotels.com

MEDIA INQUIRIES

301.592.5032
news@choicehotels.com

FRANCHISE SALES

800.547.0007
franchise_sales@choicehotels.com

Choice Hotels International, headquartered in Silver Spring, Maryland, is one of the largest hotel companies in the world, with more than 5,500 hotels open, representing more than 450,000 rooms. Ranging from limited-service to full-service hotels in the economy, mid-scale and upscale segments, Choice-branded properties provide business and leisure travelers with a range of high-quality, high-value lodging options. The company's ten brands include Comfort Inn, Comfort Suites, Quality, Sleep Inn, Clarion, Cambria Suites, MainStay Suites, Suburban Extended Stay Hotel, Econo Lodge and Rodeway Inn.



END


MainStay Suites
Rodeway Inn
CHOICE HOTELS INTERNATIONAL